As filed with the Securities and Exchange Commission on March 18, 2004.

Registration No. 333-113294

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.  1
to

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Telesystem International Wireless Inc.
 (Exact name of Registrant as specified in its charter)

Canada	4812	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

1250 Rene Levesque West
38th Floor
Montreal, Quebec
H3B 4W8 Canada
(514) 673-8497
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8500
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Margriet Zwarts, Esq. Telesystem International Wireless Inc. 1250 Rene Levesque West 38th Floor Montreal, Quebec H3B 4W8 Canada (514) 673-8497	David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036-4039 (212) 858-1000	W. Clayton Johnson, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

Province of Quebec, Canada
(Principal jurisdiction regulating this offering)

     It is proposed that this filing shall become effective (check appropriate box below):

A.	[X] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B.	[ ] at some future date (check appropriate box below)

1.	[ ] pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	[ ] pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	[ ] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	[ ] after the filing of the next amendment to this Form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s rules for shelf prospectus offering procedures, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

	Amount	Proposed maximum	Proposed maximum
Title of each class	to be	offering price per	aggregate offering	Amount of
of securities to be registered	registered(1)	unit	price	registration fee

Common Shares	24,150,000 shares	$11.73 (2)	$283,279,500	$35,892
Common Shares	4,830,000 shares	$10.37 (3)	$50,087,100	$6,346
Total	28,980,000 shares		$333,366,600	$42,238 (4)

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Determined on the basis of the reported high and low sales prices on March 4, 2004 in accordance with Rule 457(c) under the Securities Act, solely for purposes of calculating the registration fee.

(3)	Determined on the basis of the reported high and low sales prices on March 15, 2004 in accordance with Rule 457(c) under the Securities Act, solely for purposes of calculating the registration fee.

(4)	Previously paid.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

I-1

This short form prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record.

Short Form Base PREP Prospectus

New Issue and Secondary Offering	March 18, 2004

TELESYSTEM INTERNATIONAL WIRELESS INC.

U.S.$         ●

21,000,000 Common Shares

This short form prospectus qualifies the distribution, or the Offering, of 21,000,000 common shares, or the Shares, of Telesystem International Wireless Inc., TIW or the Company, in Canada and the United States. The Offering will consist of 7,000,000 of the Shares to be issued by TIW from treasury, or the Treasury Offering, and a secondary offering of 14,000,000 of the Shares, or the Secondary Offering, to be sold by Telesystem Ltd. and/or its wholly-owned subsidiary, 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., affiliates of J.P. Morgan Partners, LLC and EEIF Melville B.V. and certain of its affiliates, or together, the Selling Shareholders. See “Arrangements with Major Shareholders” and “Selling Shareholders”. The offering price of the Shares was determined by negotiation between the Company, and BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc. and TD Securities Inc., or together, the Underwriters, and the Selling Shareholders, other than the affiliates of J.P. Morgan Partners, LLC, with reference to the market price of the common shares, or the Common Shares, of the Company. The Company will not receive any proceeds from the Secondary Offering. The net proceeds of the Treasury Offering are expected to be used principally by TIW to acquire part of an additional 13% equity interest in ClearWave N.V., or ClearWave, its subsidiary, from two institutional shareholders. See “The Company — Recent Developments” and “Use of Proceeds”.

The Common Shares are listed on the Toronto Stock Exchange, or the TSX, under the symbol “TIW”, and on the Nasdaq SmallCap Market, or Nasdaq, under the symbol “TIWI”. An application has been made to transfer the listing of the Common Shares from the Nasdaq SmallCap Market to the Nasdaq National Market. There is no assurance that the Common Shares will be approved for listing on the Nasdaq National Market. The TSX has conditionally approved the listing of the Shares offered pursuant to the Treasury Offering subject to compliance with the requirements of the TSX on or before June 11, 2004. On March 17, 2004, the closing price of the Common Shares on the TSX was Cdn$14.25 and on Nasdaq was US$10.57.

In the opinion of Canadian counsel to the Company and the Underwriters, the Shares will not be precluded as investments under certain statutes. See “Eligibility for Investment”. Investing in the Shares involves risks that are described in the “Risk Factors” section of this short form prospectus, beginning on page 47.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Price: U.S.$             per Share

			Net Proceeds to the	Net Proceeds to the
	Price to Public	Underwriters’ Fee	Company(1)	Selling Shareholders

Per Share	U.S.$ ●	U.S.$ ●	U.S.$ ●	U.S.$ ●
Total Offering(2)	U.S.$ ●	U.S.$ ●	U.S.$ ●	U.S.$ ●

(1)	Before deducting expenses of the Offering, estimated at approximately U.S.$ ● million, of which approximately U.S.$ ● will be paid by the Company and U.S.$ ● by the Selling Shareholders. Under a registration rights agreement entered into among the Company and the Selling Shareholders, TIW is required to pay certain expenses of this Offering, other than the Underwriters’ fee for the Secondary Offering, which will be paid by the Selling Shareholders.

(2)	The Company and the Selling Shareholders have granted to the Underwriters an option, or the Over-Allotment Option, exercisable on a pro rata basis as between the Company and each Selling Shareholder, for a period of 30 days after the closing of the Offering, to purchase up to an additional 3,150,000 Common Shares at the price to the public less the Underwriters’ fee to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ fee, net proceeds to the Company and net proceeds to the Selling Shareholders will be U.S.$ ● , U.S.$ ● , U.S.$ ● and U.S.$ ● , respectively. See “Plan of Distribution”.

BMO Nesbitt Burns	JPMorgan

Lazard

UBS	TD Securities

(Continued from front cover)

This Offering is being made under a multijurisdictional disclosure system adopted by the United States and Canada that permits TIW, a foreign issuer in the United States, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that TIW is incorporated and organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the Selling Shareholders, Underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Underwriters, as principal, conditionally offer the Shares, subject to prior sale, if, as and when issued by the Company and sold by the Selling Shareholders to, and accepted by, the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP with respect to certain matters of Canadian law and Pillsbury Winthrop LLP with respect to certain matters of U.S. federal and New York State law, on behalf of the Underwriters by Ogilvy Renault, a general partnership, with respect to certain matters of Canadian law and Cravath, Swaine & Moore LLP with respect to certain matters of U.S. federal and New York State law, and on behalf of the Selling Shareholders by their respective counsel.

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that one global share certificate representing the Shares issued in connection with the Treasury Offering and one or more share certificate(s) representing the Shares issued in connection with the Secondary Offering will be issued to the Underwriters, on the closing date of the Offering, which is expected to take place on or about        ●       , 2004, or on such other date as may be agreed upon, but not later than        ●       , 2004. In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See “Plan of Distribution”.

The affiliates of J.P. Morgan Partners, LLC, or JPMP, that form part of the Selling Shareholders are affiliates of one of the Underwriters, J.P. Morgan Securities Inc., or JP Morgan. Consequently, these Selling Shareholders are “related issuers” of JP Morgan under applicable Canadian securities laws. Furthermore, Chase Manhattan International Limited, an affiliate of JP Morgan, is a lender pursuant to the senior credit facility of Ceský Mobil a.s., or Ceský Mobil, an indirect subsidiary of the Company. Accordingly, the Company may be considered a “connected issuer” of JP Morgan under applicable Canadian securities laws. See “Description of Existing Indebtedness”, “Selling Shareholders” and “Plan of Distribution”.

The distribution of this short form prospectus and the offering and sale of the Shares in certain jurisdictions may be restricted by law. TIW, the Selling Shareholders and the Underwriters require persons into whose possession this short form prospectus comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the Shares, see “Plan of Distribution”. This short form prospectus does not constitute an offer of, or an invitation to purchase, any of the Shares in any jurisdiction in which such offer or invitation would be unlawful.

There are restrictions on the offer and sale of the Shares offered hereby in the United Kingdom. All applicable provisions of the Financial Services and Markets Act of 2000 of England with respect to anything done by any person in relation to the Shares in, from or otherwise involving the United Kingdom must be complied with. See “Plan of Distribution”.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission, or SEC, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)	the Form 20-F of the Company dated May 20, 2003 for the year ended December 31, 2002, excluding item 6 — Short-Term Incentive Compensation; Long-Term Incentive Compensation; Special Cash Incentive Compensation; and Compensation Plan Control and Review;

(b)	the Operating and Financial Review and Prospects of the Company as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, which is reproduced as Annex A to this short form prospectus;

(c)	the audited comparative annual Consolidated Financial Statements of the Company, including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors’ report thereon, which are reproduced as Annex B to this short form prospectus; and

(d)	the Management Proxy Circular dated March 20, 2003, distributed in connection with the annual general meeting of the shareholders of the Company held on May 2, 2003, excluding the sections entitled “Report on Executive Compensation by the Human Resources and Governance Committee”, “Performance Graph” and “Statement of Corporate Governance Practices”.

Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Secretary of Telesystem International Wireless Inc., 1250 René-Lévesque West, 38th Floor, Montreal, Québec, Canada H3B 4W8 (Telephone: +1 (514) 673-8497). These documents are also available through the internet in Canada on the System for Electronic Document Analysis and Retrieval (or SEDAR), which can be accessed at www.sedar.com and in the United States on the Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system, which can be accessed at www.sec.gov.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements or material change reports (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither we, the Selling Shareholders nor the Underwriters have authorized anyone to provide you with information different from that contained in this short form prospectus. We and the Selling Shareholders are offering to sell the Shares only in jurisdictions where offers and sales are permitted. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or any sale of the Shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents mentioned under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement of which this short form prospectus forms a part: the underwriting agreement referred to under the caption “Plan of Distribution”, the share exchange agreements between the Company and EEIF Melville B.V. and certain of its affiliates described under the caption “The Company — Recent Developments”, a share exchange agreement between the Company and Amaranth LLC, the amended and restated registration rights agreement by and among the Company and the parties named therein, the amended and restated investors rights agreement by and among the Company and the investors named therein, a share exchange agreement between the Company and two institutional shareholders of ClearWave together with an amendment thereto, the consent of Ernst & Young LLP, the consent of Fasken Martineau DuMoulin LLP, the consent of Pillsbury Winthrop LLP, the consent of Ogilvy Renault, a general partnership, and the powers of attorney of the members of our board of directors pursuant to which amendments to the registration statement may be signed.

EXPLANATORY NOTES

      References herein to “we”, “us” or “our” are references to TIW, a Canadian corporation, and, where the context requires, its subsidiaries and operating companies. References herein to the historical businesses and operations of the Company give effect to the 1997 corporate reorganization whereby TIW was formed.

      For reporting purposes, we prepare our financial statements in U.S. dollars and in conformity with Canadian generally accepted accounting principles, or Canadian GAAP, which may differ from United States generally accepted accounting principles, or U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see note 17 to our Consolidated Financial Statements reproduced as Annex B to this short form prospectus. Unless otherwise indicated, all dollar amounts in this prospectus are expressed in U.S. dollars. The word “dollar” and the symbol “$” or “U.S.$” refer to the U.S. dollar, the symbol “Cdn$” refers to the Canadian dollar, references to “Euro” or “€” refer to the lawful single currency of the European Monetary Union, references to “Leu” or “Lei” refer to the lawful currency of Romania and references to “Koruna” or “Kc” refer to the lawful currency of the Czech Republic.

      Market data and certain industry forecasts used throughout this short form prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the Underwriters make any representation as to the accuracy of the information.

EXCHANGE RATE INFORMATION

      The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates expressed in Canadian dollars and Euro are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of March 17, 2004, such exchange rates were Cdn$1.3384 = $1.00; € 0.8164 = $1.00; Lei 32,643 = $1.00; Koruna 27.091 = $1.00.

	2003		2002		2001		2000		1999

	End	Average	End	Average	End	Average	End	Average	End	Average

Canadian Dollar	1.2923	1.4013	1.5800	1.5704	1.5925	1.5487	1.4995	1.4855	1.4440	1.4858
Euro	0.7938	0.8838	0.9537	1.0578	1.1235	1.1171	1.0652	1.0832	0.9930	0.9387
Leu	32,595	33,200	33,500	33,055	31,597	29,061	25,926	21,693	18,255	15,333
Koruna	25.654	28.227	30.141	32.736	36.259	38.038	37.813	38.590	35.979	34.600

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a corporation organized under the laws of Canada. A majority of our directors and officers and the experts named in this short form prospectus are residents of Canada or other jurisdictions outside of the United States. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, including judgments based upon the civil liability provisions of the U.S. federal securities laws, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. We have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

      This short form prospectus and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this short form prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

SUMMARY

The following information summarizes the more detailed information included elsewhere or incorporated by reference in this short form prospectus. As a result, it does not contain all of the information that you should consider before investing in our Common Shares. You should read the entire prospectus, including the “Risk Factors” section beginning on page 47, and the documents incorporated by reference. Capitalized terms used in this prospectus summary have the meaning ascribed to them elsewhere in this short form prospectus.

Issuer:	Telesystem International Wireless Inc.

Treasury Offering:	7,000,000 of the Shares to be issued by TIW from treasury.

Secondary Offering:	An aggregate of 14,000,000 of the Shares to be sold by Telesystem Ltd. and/or its wholly-owned subsidiary, 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., affiliates of J.P. Morgan Partners, LLC, EEIF Melville B.V., EEIF Czech N.V. and Emerging Infrastructure Fund C.V., or together, the Selling Shareholders. U.F. Investments (Barbados) Ltd. is an affiliate of Hutchison Whampoa Ltd., and EEIF Melville B.V. and EEIF Czech N.V. are affiliates of the AIG Emerging Europe Infrastructure Fund L.P. and Emerging Europe Infrastructure Fund C.V.

Offering Price:	The offering price for the Shares is $ ● per Share. The offering price was be determined by negotiation between the Company, the Selling Shareholders, other than affiliates of JPMP, and the Underwriters.

Over-Allotment Option:	TIW and the Selling Shareholders have granted the Underwriters an option, exercisable on a pro rata basis as between the Company and each Selling Shareholder, for a period of 30 days from closing of this Offering to purchase up to an additional 3,150,000 Common Shares at the offering price less the Underwriters’ fee to cover over-allotments, if any.

Concurrent Transactions:	EEIF Melville B.V., EEIF Czech N.V. and Emerging Infrastructure Fund C.V., or collectively EEIF, have acquired the Shares they are offering for sale under the Secondary Offering pursuant to share exchange transactions completed on March 17, 2004. Under the share exchange transactions, referred to in this short form prospectus as the EEIF Transaction, EEIF acquired 14,621,714 Common Shares in consideration for shares they held in MobiFon and TIW Czech. See “The Company — Recent Developments”.

Pursuant to a transaction referred to in this short form prospectus as the ClearWave Transaction, TIW will be acquiring, shortly after the closing of this Offering, an additional 13% equity interest in ClearWave from two institutional shareholders, in consideration for a combination of Common Shares and cash. See “The Company — Recent Developments”.

Use of Proceeds:	The net proceeds to the Company (after deducting the Underwriters’ fee and offering expenses) from the Treasury Offering are estimated to be approximately $ ● million. If the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be $ ● million. The Company intends to use the net proceeds from the Treasury Offering (i) to finance the cash consideration under the ClearWave Transaction, (ii) to partly finance the potential and future acquisition of additional equity interests held by minority shareholders in its subsidiaries and operating companies, and (iii) for general corporate purposes. The net proceeds to the Selling Shareholders (after deducting the Underwriters’ fee and offering expenses) from the Secondary Offering are estimated to be approximately $ ● . If the Over-Allotment Option is exercised in full, the net proceeds to the Selling Shareholders are estimated to be $ ● million. The Company will not receive any proceeds from the

Secondary Offering. The expenses of the Offering, other than the Underwriters’ fee, are estimated to be approximately $ ● , of which $ ● will be paid by the Company and $ ● will be paid by the Selling Shareholders. The Company is required to pay such expenses of the Offering under the Registration Rights Agreement among the Company and the Selling Shareholders. See “Arrangements with Major Shareholders”. The Underwriters’ fee for the Treasury Offering will be paid by the Company and the Underwriters’ fee for the Secondary Offering will be paid by the Selling Shareholders.

Risk Factors:	See “Risk Factors” beginning on page 47 for a discussion of certain factors to be considered in evaluating an investment in our Common Shares. Such risks factors include, without limitation, the following: substantial leverage; occurrence of additional indebtedness; significant capital requirements; dependence on additional financings; financial covenant compliance; operating losses; access to operating company cash flow; volatility of revenues and operating results; unpredictable and short-term revenues; restrictions on transfer of ownership interests; conditions to share transfer due to arrangements among shareholders of MobiFon and TIW Czech; transactions may dilute our existing shareholders; restrictions on management decisions in our operating subsidiaries; enforcement of rights due to the international nature of our operations; litigation regarding the ownership of our disposed Brazilian operation; risk inherent to foreign investment in developing countries; currency devaluations and fluctuations; regulation and licensing; anti-monopoly regulation; competition; fraud and bad debt expense; dependence on key personnel; rapid technological change; dependence on other telecommunications providers; disruption and failure of our network equipment and systems; compliance with U.S. Foreign Corrupt Practices Act; and radio frequency emission concerns.

THE COMPANY

      We provide wireless voice and data services in countries of Central and Eastern Europe. Our networks provide subscribers with voice and high-speed packet data services, including mobile access to the internet and internet based, time sensitive information such as e-mail, digital image transmission and two-way short messaging service, or SMS. As of December 31, 2003, we had operations in Romania and the Czech Republic, representing approximately five million subscribers. Based on our percentage ownership in these operations as of December 31, 2003, this represents approximately two million equity subscribers. These figures exclude our operations in India which we sold in February 2004.

      We were incorporated under the Canada Business Corporations Act on September 9, 1996 under the name 3293505 Canada Inc. On March 12, 1997, we changed our name from 3293505 Canada Inc. to Telesystem International Wireless Inc. In May 1997, we completed our initial public offering.

      Our head office and principal place of business are located at 1250 René-Lévesque West, 38th floor, Montreal, Québec, H3B 4W8, Canada. Our telephone number is +1 (514) 673-8497.

Organizational Structure

      The following chart summarizes the equity interests we hold, directly and indirectly, in each of our operating companies as at March 17, 2004, pro forma to reflect the expected increase in equity and voting interest of the Company in ClearWave as a result of the ClearWave Transaction described under “The Company — Recent Developments”. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold. This chart is a simplification of our corporate structure and omits certain intermediate holding companies.

Strategy

      Our goal is to achieve profitable growth, maximize cash flow and thereby generate value for our shareholders. The key elements of our strategy to achieve this goal are the following:

      Leverage our position for organic growth within our markets. Our operations in Romania and the Czech Republic have the competitive strengths to continue to grow within these markets. We believe that our well-recognized brands, the quality of our networks, our experienced management teams and our strong financial performance will allow us to maintain and strengthen our subscriber base and therefore increase revenues, profitability and cash flow.

      Simplify our corporate structure. Over the past three years, we have substantially de-leveraged our balance sheet and simplified our corporate structure. We believe that there continue to be opportunities for us to generate value for our shareholders by further de-leveraging and refinancing our balance sheet and by further simplifying our corporate structure, notably by increasing our ownership percentage in our businesses in Romania and the Czech Republic, provided that we do so in a manner that is not dilutive to our shareholders’ equity or disruptive to the market for our Common Shares.

      Capitalize on market opportunities in Central and Eastern Europe. We are one of the leading mobile operators in Central and Eastern Europe. We believe that as such, we are well positioned to benefit from the significant growth opportunities offered by wireless telecommunications markets in this region. Since 1996, the wireless telecommunications market of our potential target countries in Central and Eastern Europe grew at a compound annual growth rate, or CAGR, of 76%, while the current wireless penetration rate of 50% in Central and Eastern Europe is still relatively low compared to that of most Western European countries. Furthermore, Central and Eastern Europe remains a relatively fragmented environment for wireless telecommunications operators. Several of the leading mobile operators in Western Europe, such as Vodafone, T-Mobile and Orange, are also present in Central and Eastern Europe, but do not provide services that are integrated across the region. We believe that as one of the leading independent operators in the region, we have the flexibility, resources and experience to pursue acquisition opportunities in Central and Eastern Europe.

Recent Developments

      The EEIF Transaction. On February 10, 2004, we entered into an agreement to acquire, on an ex-dividend basis, up to 5.9% of the outstanding shares of MobiFon S.A., or MobiFon, from EEIF Melville B.V., an affiliate of the AIG Emerging Europe Infrastructure Fund L.P. and Emerging Europe Infrastructure Fund C.V., or the EEIF Funds, in exchange for up to 12,971,119 Common Shares. Concurrently with this transaction, we also agreed to purchase a maximum of approximately 2.9% of TIW Czech from EEIF Czech N.V., an affiliate of the EEIF Funds, and Emerging Infrastructure Fund C.V. (EEIF Czech N.V. and Emerging Infrastructure Fund C.V., being referred to collectively with EEIF Melville B.V. as EEIF), in exchange for a maximum of 1,650,595 Common Shares, as a way for EEIF to comply with their investment policy and not to exceed, as a result of their exchange of MobiFon shares for our Common Shares, a direct and indirect equity interest in TIW Czech of 13.95%. Both of these transactions, together referred to as the EEIF Transaction, were subject to rights of first refusal of other MobiFon and TIW Czech shareholders pursuant to existing shareholder agreements. Such other shareholders in MobiFon and TIW Czech did not exercise their rights of first refusal, which allowed us to acquire, on March 17, 2004, the totality of the MobiFon and TIW Czech shares offered for sale by EEIF and issue in exchange an aggregate of 14,621,714 Common Shares to EEIF. As a result, our equity interests in MobiFon and TIW Czech have increased to 63.4% and 27.0%, respectively, assuming the closing of the ClearWave Transaction described below. The exchange ratio of Common Shares for each MobiFon share under the EEIF Transaction is subject to an adjustment provision in the event that, within a specified period, we acquire MobiFon shares from other minority shareholders at a more favourable exchange ratio or price than that agreed to with EEIF.

      The number of Common Shares issued in exchange for the MobiFon and TIW Czech shares was established on the basis of the market value of the Common Shares, without the application of a premium, and is therefore non-dilutive to our existing shareholders. EEIF has agreed, for a period of six months from March 17, 2004, not to sell the Common Shares they acquired under the EEIF Transaction, other than under certain circumstances, including pursuant to its rights under an amended and restated registration rights agreement entered into between us and the other Selling Shareholders, or the Registration Rights Agreement, to which EEIF became a party as a result of the EEIF Transaction. See “Arrangements with Major Shareholders”. EEIF also became a party to an amended and restated investor rights agreement, or the IRA, entered into between us and the other Selling Shareholders, pursuant to which the other Selling Shareholders have agreed to vote in favour of one nominee of EEIF on our board of directors. See “Arrangements with Major Shareholders”.

      The ClearWave Transaction. On March 4, 2004, we entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders, or the ClearWave Holders, in consideration for a combination of Common Shares and cash. The Class A subordinate voting shares of ClearWave to be acquired represent a 13% equity interest and a 4.6% voting interest in ClearWave. As a result of this transaction, our direct and indirect equity and voting interest in ClearWave will increase to 99.8% and 99.9% respectively. This transaction, referred to in this short form prospectus as the ClearWave Transaction, is conditional on the closing of the Treasury Offering, the net proceeds of which will be used in part to finance the cash portion of the consideration. The ClearWave Transaction is expected to close shortly after this Offering. The exchange ratio of 1.362 Common Shares for each ClearWave share agreed to by the parties in this transaction was established on the basis of the market value of the Common Shares without the application of a premium, and is therefore non-dilutive to our existing shareholders.

      Of the total number of Class A subordinate voting shares to be acquired,        ●       (calculated as 13.7685% of the number of Shares sold by the Selling Shareholders under the Secondary Offering before the exercise of the Over-

Allotment Option, such number of Class A subordinate voting shares being referred to as the Pro Rata Share Number) will be paid in cash. The cash price per ClearWave share will be equal to 1.362, multiplied by the net proceeds per Share received by the Selling Shareholders under the Secondary Offering. If the Over-Allotment Option is exercised in part or in full, the cash consideration will be paid on an additional number of Class A subordinate voting shares of ClearWave that is proportionate to the size of the Over-Allotment Option over the Pro Rata Share Number. In addition, the ClearWave Holders were granted an option, or the Discount Cash Option, to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362, multiplied by the net proceeds per Share received by the Selling Shareholders under the Secondary Offering, after deducting a discount of 10%. On        ●       , 2004, in connection with the finalization of the terms of this Offering, the ClearWave Holders exercised the Discount Cash Option with respect to        ●        Class A subordinate voting shares. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave Holders, being        ●       Class A subordinate voting shares, will be purchased in exchange for Common Shares, on the basis of one Class A subordinate voting share for 1.362 Common Shares. The ClearWave Holders under the ClearWave Transaction have agreed not to sell the acquired Common Shares during the 12 months following their purchase, other than with respect to a maximum of 25% of the acquired Common Shares after the sixth month, a further 25% after the ninth month and the balance only after the twelfth month. However, the ClearWave Holders will benefit from piggy-back registration rights similar to those granted to the Selling Shareholders under the Registration Rights Agreement, which will allow them, during the 12-month period following the closing of the ClearWave Transaction, to sell their Common Shares under a prospectus or registration statement prepared by us. See “Arrangements with Major Shareholders”. The exchange ratio of 1.362 Common Shares for each ClearWave shares was also used in an exchange transaction concluded between TIW and another minority holder in ClearWave in November 2003, whereby TIW acquired an additional 1.2% equity interest in ClearWave. If the cash consideration under the ClearWave Transaction results in a more favorable consideration for each ClearWave share than that offered by TIW under the November 2003 transaction, TIW may have to issue additional Common Shares to that minority holder to make up for the difference. Following the closing of the ClearWave Transaction, we expect to acquire the remaining 0.2% equity interest in ClearWave held by minority shareholders pursuant to similar private or public transactions or, potentially, through statutory share acquisition procedures. Unless otherwise stated, the information presented in this short form prospectus gives effect, on a pro forma basis, to the ClearWave Transaction, without considering the Discount Cash Option.

      The CDPQ and Telesystem Transaction. Telesystem Ltd., or Telesystem, is the holder of record of 18,690,320 Common Shares and Telesystem has informed us that it also beneficially owns, directly or indirectly, an additional 7,062,762 Common Shares. Telesystem has further informed us that on February 13, 2001, it issued to Caisse de dépôt et placement du Québec, or Caisse, a debenture, in principal amount of Cdn$152,220,000, which, subject to certain terms and conditions, is exchangeable for a variable number of our Common Shares owned by Telesystem based on the then market value of such Common Shares.

      According to the information provided to us by Telesystem, the terms of the debenture were recently renegotiated and the number of Common Shares into which the debenture can be exchanged was set at 15,850,000 on the basis of the then market value of our Common Shares and the maturity date was set at June 30, 2004. As amended, the debenture is now exchangeable at the option of the holder or of Telesystem on the later of June 30, 2004 or a date that is 60 days after the date of filing of a preliminary prospectus for a secondary offering that we may undertake before June 30, 2004, such date being referred to as the Exchange Date. Telesystem and/or 9111-1369 Québec Inc. will participate in the Secondary Offering. To the extent that Telesystem participates in the Secondary Offering, Telesystem may prepay the debenture in advance in whole or in part and must use a substantial portion of the net proceeds received by Telesystem from the Secondary Offering to repay the debenture. Any such repayment will reduce the 15,850,000 Common Shares that can be exchanged by a number equal to the number of shares sold by Telesystem and for which the net proceeds are used to repay the debenture. In the event that 9111-1369 Québec Inc. participates in the Secondary Offering, and subject to certain conditions, 9111-1369 Québec Inc. does not have any obligation to use any portion of the net proceeds it receives from the Secondary Offering to repay the debenture.

      In addition, Gestion Télésystème Inc., an affiliate of Telesystem, has issued to Capital Communications CDPQ Inc., an affiliate of Caisse and which together with Caisse is referred to as CDPQ, a debenture dated March 30, 2001 in principal amount of Cdn$43,991,393 which, subject to certain terms and conditions, is exchangeable for 159,388 of our Common Shares owned by Telesystem. The debenture is exchangeable at any time up to maturity, at the option of the holder, but the holder has agreed not to exchange the debenture before August 1, 2004 provided Gestion Télésystème Inc. is not in default.

      On March 4, 2004, CDPQ entered into an agreement, or the CDPQ Agreement, with TIW and the Selling Shareholders pursuant to which it agreed to become, on or prior to the Exchange Date, a party to the IRA and the Registration Rights Agreement or amended versions of the agreements, as the case may be. Under the IRA, the Selling Shareholders will agree to vote in favour of one nominee of CDPQ on our board of directors. See “Arrangements with Major Shareholders”.

      In addition, on March 4, 2004, Caisse entered into an agreement with TIW and the Underwriters pursuant to which Caisse agreed, on its own behalf and on behalf of its affiliates, in the event that any of them acquire Common Shares as a result of the exercise of the exchange rights under the debentures or as a result of the exercise of any other right it may have, to comply with the remaining term of any restrictions on the sale of such Common Shares agreed to by Telesystem for the benefit of the Underwriters in the Secondary Offering. For a summary of such restrictions agreed to by Telesystem, see “Plan of Distribution”.

BUSINESS

      We are the leading provider of wireless voice and data services in Romania through MobiFon, and a rapidly growing wireless voice and data services provider in the Czech Republic through Ceský Mobil a.s., or Ceský Mobil, MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name Connex. Ceský Mobil was awarded a dual band 900/1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar.

      Romania. MobiFon was the first GSM operator to launch services in Romania. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population in Romania. During the twelve months ended December 31, 2003, MobiFon added 821,834 net subscribers, an increase of 31.2% from December 31, 2002. MobiFon grew at an average rate of 68,486 subscribers per month in 2003 and had 3,457,042 subscribers at December 31, 2003, up from 2,635,208 at the end of 2002. Our internal reports, as well as publicly released information of our competitors indicate that this represents a 49% market share. Since launching service in April 1997, MobiFon has developed a strong track record both in terms of subscriber growth and financial performance. MobiFon achieved positive operating income before depreciation and amortization, or OIBDA, referred to previously in our public filings as EBITDA and described in “Selected Consolidated Financial Information”, in June of 1998, 14 months after commercial launch of services. It recorded operating income of $170.7 million and OIBDA of $281.2 million in 2003, representing an 18% increase in operating income over the $144.6 million recorded in 2002 and a 21.5% increase in OIBDA over the $231.5 million recorded in 2002.

      The following graphs present MobiFon’s sustained postpaid and prepaid subscriber growth, as well as financial performance in terms of service revenues, OIBDA and operating income since 1999:

MobiFon Sustained Subscriber Growth

MobiFon Service Revenue	MobiFon OIBDA and Operating Income

      Czech Republic. Ceský Mobil received the third national GSM license in the Czech Republic in October 1999. When Ceský Mobil launched commercial service in March 2000, its network covered approximately 50% of the Czech Republic’s population, including all major Czech cities. Ceský Mobil achieved 98% population coverage by December 31, 2000, in advance of its mid-2001 license requirement. With the addition of 366,999 net subscribers in 2003, representing a 31.1% increase since the beginning of 2003, Ceský Mobil continues to be one of the fastest growing start-up wireless operators in Central and Eastern Europe. It reached 1,546,751 subscribers as at December 31, 2003. Ceský Mobil achieved positive OIBDA in February 2002, less than two years after commercial launch of services, compared to an average of two to three years for other third wireless operators in Europe. It recorded operating income of $9.2 million and OIBDA of $103.3 million in 2003, an improvement of respectively $56.3 million and $83.1 million compared to an operating loss of $47.2 million and OIBDA of $20.2 million in 2002.

      The following graphs present Ceský Mobil’s sustained postpaid and prepaid subscriber growth, as well as financial performance in terms of service revenues, OIBDA and operating income since 2000:

Ceský Mobil Sustained Subscriber Growth

Ceský Mobil Service Revenue	Ceský Mobil OIBDA and Operating Income

Market Opportunities

Central and Eastern Europe

      Europe represents one of the world’s largest wireless telecommunications markets, with, according to EMC World Cellular Database, approximately 34% of the 1,384.2 million wireless telecommunications subscribers worldwide as of December 2003. Since 1996, the European wireless telecommunications market has grown, according to EMC World Cellular Database, at a CAGR of 43%, from 38 million subscribers in 1996 to 468 million in 2003. As a result of this rapid growth, the European market is now almost three times larger than the combined wireless telecommunications markets of the United States and Canada, based on number of subscribers.

      The universal GSM standard in Europe, established by the European Telecommunications Standards Institute, as well as the “calling party pays” approach and the early adoption of prepaid packages, have contributed to this significant growth. The creation of a single open standard and the large market size has fostered significant competition among network equipment providers, which has driven down the costs associated with network deployment and handsets. The wireless operators have been able to pass these savings directly to consumers through reducing both handset and service plan prices. European wireless service providers are also rapidly adding data transmission, multimedia and Internet applications to their networks, which are expected to contribute to future growth.

      While the majority of the growth in Europe has historically occurred in the Western European markets which are now close to saturation, growth has accelerated in some countries in Central and Eastern Europe in recent years. The wireless telecommunications market in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia, which are referred to collectively in this short form prospectus as CEE, grew at a CAGR of 76%, from approximately 1 million subscribers in 1996 to approximately 57 million in 2003. Individually, Romania and the Czech Republic grew at a CAGR of 132% and 75% respectively over the same period. During 2003, according to EMC World Cellular Database, wireless markets in CEE added 10.2 million subscribers, representing an annual growth rate of 22%. In comparison, the wireless market in European Union member countries, or EU, grew at a rate of 9% in 2003. Despite this accelerated growth in subscribers, the penetration rate in CEE countries lags behind that of EU countries. The graph below outlines penetration rates for wireless telecommunications services in Romania, the Czech Republic, CEE and the EU as of December 31 for the periods indicated:

Mobile Telecommunication Penetration

Sources: EMC World Cellular Database

(1)	CEE consists of Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia.

(2)	For the purposes of this graph, the EU consists of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom.

     There is a growing trend in certain countries for wireless handset users to subscribe to services from more than one operator for the same region through the use of a single or multiple handsets with different subscriber identity module cards, commonly referred to as “SIM cards”. This trend suggests that penetration rates could expand beyond the 100% mark since penetration is calculated based on number of subscriptions to wireless services rather than number of persons using wireless services.

      In addition to the growing demand for traditional voice services, we believe that many markets in CEE will embrace data transmission and internet-based services via technologies such as general packet radio service, commonly known as GPRS, and enhanced data GSM environment, commonly known as EDGE.

      We believe that several other factors make CEE attractive for wireless telecommunications services, especially as a substitute for traditional fixed-line services:

•	the region typically has relatively less developed fixed-line telecommunications systems than the EU. For example, as at December 31, 2003, Romania had fixed-line penetration of approximately 20% according to the fixed-line operator in Romania, and the Czech Republic had fixed-line penetration of 35%, compared to a penetration of 59.5% in the United Kingdom;

•	waiting lists for the installation of fixed-line phones can be lengthy. In Romania, the estimated waiting time for a domestic-only fixed-line phone was 2.7 years at the end of 2001, with a longer wait for an international line. In the Czech Republic, although waiting list periods have declined over recent years, a negative perception of fixed-line service persists; and

•	the cost to consumers of wireless service is becoming increasingly competitive with fixed-line rates. For example, during peak hours, MobiFon’s price per minute under certain plans for business customers and other high-end users is less than that of the national fixed-line phone company for national long-distance calls.

Romania

      Romania is located in CEE, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the CEE region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 55% of Romania’s total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

      Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. The contribution of the private sector to the gross domestic product, or GDP, has gradually increased over time, from 34.8% in 1993 to 66.8% in 2002. The current government, formed by the Social Democratic Party, has stated its intention to continue to adopt structural reforms to provide the growth of a market economy, real economic growth and declining inflation.

      Romania has taken a number of steps to integrate its economy into world trade. The current government has announced its desire to accelerate Romania’s integration into the European and Euro-Atlantic political, economic and security architecture and to negotiate for entry into the EU. In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by 2007. Currently Romania has met 22 of the 31 “chapters” of the acquis criteria for EU accession, which is the more challenging of the three criteria for EU accession. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania’s largest trade partner. Trade with the EU accounted for approximately 67.7% of Romania’s exports and approximately 57.7% of its imports in 2003. Italy, Germany, France and the United Kingdom account for 79.6% of Romania’s total exports to the EU and 77.8% of its imports from the EU during this period.

      An important milestone for Romania was reached in late March 2003, when accession protocols to the North Atlantic Treaty Organization were signed for seven countries, including Romania. Ratification by the existing member states and Romania’s parliament was completed in February 2004. Romania’s economic progress has also led to upgrades in its credit ratings from Standard & Poor’s and Moody’s.

      The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2003(E)		2002(A)	2001(A)	2000(A)	1999(A)

Population (in millions)	21.7		21.7	22.4	22.4	22.5
Nominal GDP (U.S.$ in billions)	$55.1		$45.7	$40.2	$37.1	$35.6
Increase (decrease) in real GDP	4.9	%(A)	4.9%	5.7%	2.1%	(1.2%)
GDP per capita (U.S.$)	$2,539		$2,106	$1,795	$1,656	$1,522
Average annual consumer price inflation	15.4%		22.5%	34.5%	45.7%	45.8%
Foreign direct investment (U.S.$ in billions)	$1.6		$1.1	$1.2	$1.0	$1.0

Credit ratings	2003(A)	2002(A)	2001(A)	2000(A)	1999(A)

Standard & Poor’s	BB	B+	B	B-	B-
Moody’s	Ba3	B1	B2	B3	B3

Sources:	Economist Intelligence Unit, Romanian National Institute of Statistics (INS) and Bloomberg.

(A) for actual results
(E) for estimates

Czech Republic

      The Czech Republic is situated in CEE, sharing borders with Germany, Poland, the Slovak Republic and Austria. The Czech Republic covers an area of approximately 78,866 square kilometers, with a population of 10.2 million people. Prague, the capital city, has a population of approximately 1.2 million people. Approximately 75% of the Czech Republic’s population lives in urban areas. The population density of the Czech Republic is approximately 129.3 people per square kilometer.

      Since the “Velvet” Revolution in 1989, the Czech Republic has transformed itself into a western-oriented market economy with more than 80 percent of enterprises in private hands. GDP is expected to grow at around two to four percent per year. Inflation remains low, at 1.8% in 2002 and an estimated 0% in 2003 according to the Economist Intelligence Unit. Unemployment, reflecting accelerated industrial restructuring, hovers at 10%, low by CEE standards. The main threat to continued strong economic growth in the medium- to long-term is the growing overall government budget deficit. The government would like to adopt the Euro later in this decade, but its ability to meet the Maastricht criteria will depend largely on its management of the deficit. With a small, open economy, the Czech Republic is vulnerable to an economic downturn in its principal export market, the EU. Continued appreciation of the Koruna due to inflows of foreign investment tends to cut into the competitiveness of Czech exports, but also accounts for the low inflation rate.

      Foreign investment has played a major role in the development of the Czech economy by providing both management expertise and the capital needed to restructure many Czech firms. While foreign capital flows from the EU are considerable, the United States remains among the largest investors in the Czech Republic with $3.6 billion of cumulative direct investment from 1990 through 2002, according to the Czech National Bank. Plans to privatize government firms in the energy sector, and eventually, the transport and telecommunications sectors, will also bring additional investment opportunities. The Czech Republic’s principal imports include telecommunications equipment, specialized metalworking machinery, non-ferrous metals, plastics, chemicals and transport equipment.

      Integrating the Czech economy into the EU remains a top government priority. After five years of intense negotiations, the Czech Republic and the EU signed the Treaty of Accession in April 2003. The Czech Republic will become a member on May 1, 2004. In the meantime, the Czech Republic benefits from duty free access to EU markets for most industrial products under its Association Agreement with the EU. Harmonization of Czech laws and standards with those of the EU continues as the country works toward EU membership. The Czech Republic’s customs union with Slovakia and membership in the Central European Free Trade Association (CEFTA) will be superseded by EU membership in 2004.

Indicator	2003(E)	2002(A)	2001(A)	2000(A)	1999(A)

Population (in millions)	10.2	10.2	10.2	10.3	10.3
Nominal GDP (U.S.$ in billions)	$82.5	$69.5	$57.2	$51.4	$55.0
Increase in real GDP	2.9%	2.0%	3.1%	3.3%	0.5%
GDP per capita (U.S.$)	$8,088	$6,814	$5,608	$4,990	$5,340
Average annual consumer price inflation	0.0%	1.8%	4.7%	3.9%	2.1%
Foreign direct investment (U.S.$ in billions)	$4.5	$8.2	$5.5	$4.9	$6.2

Credit ratings	2003(A)	2002(A)	2001(A)	2000(A)	1999(A)

Standard & Poor’s	A-	A-	A-	A-	A-
Moody’s	A1	A1	BAA1	BAA1	BAA1

Sources:	Economist Intelligence Unit, US Commercial Service, Columbus World Travel Group, Czech Statistical Office, Commerzbank and Bloomberg.

(A) for actual results
(E) for estimates

Products and Services

Basic and Value-added Voice Services

      We provide basic voice services for wireless telecommunications over GSM networks. As with the rest of Europe, we follow the “calling party pays” model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, SMS, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

      In both Romania and the Czech Republic, we developed a wide range of entertainment services based on SMS, appealing primarily to the youth segment. We provide, among other things, the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by the continuous introduction of innovative SMS-based services and promotions.

      We have also implemented partnerships with third parties, using a revenue sharing model. These value added services marketed by our partners and including mostly entertainment services now represent a growing source of potential revenue from the Romanian and Czech markets.

Advanced Wireless Services

      The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, multi-media messaging service, or MMS, and basic data and fax transmission.

      WAP-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the internet. WAP allows us to offer utility services as well as games and other entertainment services. We launched WAP services at MobiFon on August 1, 2000 and at Ceský Mobil on October 30, 2000. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities on GPRS include remote high-speed internet and local area network, or LAN, access, high quality audio clips and still-image capabilities.

      In Romania, we launched GPRS services at the end of 2001 and currently provide GPRS and LAN access predominantly for the business segment, which is the market segment where we have identified the highest level of subscriber interest and the greatest potential for vertical applications implementation. We offer a flexible selection of

GPRS based packages in order to address our customers’ needs and to remain competitive in the market. MobiFon currently has more than 4,000 activated GPRS subscribers and offers GPRS based roaming services.

      In the Czech Republic, we launched GPRS for our postpaid customers in February 2002. On January 27, 2003, Ceský Mobil also launched GPRS for prepaid subscribers. Ceský Mobil currently has over 135,000 activated GPRS subscribers. In February 2003, Ceský Mobil launched Oskar GPRS Connect which enables our business subscribers to access their corporate networks via a secure GPRS connection.

      With WAP, GPRS and also SMS, we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications, and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide.

      In the Czech Republic, Ericsson provides GPRS functionality with dedicated platforms serving the interconnected general packet radio service support node, or SGSN, gateway general packet radio service support node, or GGSN, and packet control unit, and Siemens provides our WAP infrastructure. In Romania, GPRS functionality is provided by Siemens with dedicated SGSN and GGSN platforms, while Ericsson provides the WAP platform.

      MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MMS service was launched by MobiFon in the fourth quarter of 2003 and now counts over 13,000 registered subscribers. We introduced MMS in the Czech Republic in September 2003 and the service has attracted over 86,000 registered subscribers. In addition we provide subscribers wireless data connectivity for many applications, including wireless enabled PDA, or personal digital assistant, and pocket computer such as Palm and personal computer memory card international association, or PCMCIA, card for laptop computers.

Internet and Data Access Services

      In Romania, we offer dial-up Internet access nationally and are currently the largest internet service provider in Romania with approximately 200,000 dial-up customers, most of whom have free access to this service through their postpaid wireless plan. In the Czech Republic, we do not, however, offer wireline internet service. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our “myX Portal” package. Our consumer internet and data offerings are closely integrated with our wireless telephony offerings. Through the myX Portal, wireless users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Wireless users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 3,500 dedicated access and virtual private network ports. Within our “myX Portal” package, we also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz wireless spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With recent deregulation, we can now directly provide international telecommunications services. We also provide a fixed wireless product offering that competes with RomTelecom, the national fixed line operator, in the business segment, including high-speed internet, data and voice services.

Potential Future Services Offerings

      Our GSM technology can migrate to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or introducing EDGE, a technology upgrade to the GSM standard that the European Telecommunications Standards Institute, or ETSI, has standardized. EDGE, which is being deployed in North America, Europe and Asia, enables data to travel at the same speed as that of the first phase of third-generation technology, and thus could allow GSM operators who do not have third-generation licenses to better compete with operators that do.

      Romania. The Romanian government has announced its intention to award four third-generation mobile telecommunications licenses to use spectrum that includes the universal mobile telecommunications systems, or UMTS, spectrum for a price of $35 million each payable over a period of five years. MobiFon may decide to participate in the bidding process to acquire one of these licenses, which it would finance with cash on hand and cash flow from its operations. If MobiFon receives one of these licenses, the deployment of a UMTS network would allow us to provide more value-added data services and increase our voice capacity. We expect the licensing process to take place during 2004.

      Czech Republic. In December 2001, the Czech government granted two licenses to use UMTS spectrum to existing GSM operators in the Czech Republic. One or more additional UMTS licenses may be available on terms and conditions which have not been disclosed by the Czech government. Ceský Mobil is still in the process of evaluating the opportunity to acquire such a license.

Handsets

      We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Mitsubishi, Motorola, Nokia, Samsung, Siemens and Alcatel. We offer dual-mode and tri-mode handsets that can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across a number of GSM networks in North America, Europe and Asia. The handsets have many advanced features, including colour screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

      Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, by attracting customers who select us for the quality of our service rather than for the purpose of obtaining subsidized handsets and then disconnecting from our network. In the telecommunications industry, the term “churn” refers to the rate at which customers leave an operator’s network. In addition, the lack of a complete handset subsidy decreases the cost of subscriber acquisition and thereby accelerates our per subscriber payback period. Over the last three years, the cost of subscriber acquisition in both Romania and the Czech Republic has averaged approximately three months of ARPU. Furthermore, we believe that offering plans with a non-subsidized handset reduces the likelihood of bad debt because, in our experience, users who can cover the full cost of a handset are also more likely to cover the cost of their plans.

      We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire new prepaid consumers. However, we may subsidize handset costs in some of our service packages as part of our initiative to promote new technologies and gain market share. Also, in Romania, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase our subscriber acquisition cost. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

      We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer may purchase an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

      We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overall rate charged after such minutes are used. GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin charged by us.

      We offer a number of prepaid service packages to enable subscribers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of December 31, 2003, prepaid subscribers accounted for 63% and 58% of our Romanian and Czech Republic subscriber bases, respectively, as compared to 64% and 64% in both operations as of December 31, 2002. Prepaid customers accounted for 57% and 35% of the net added subscribers in Romania and the Czech Republic, respectively, during the twelve-month period from January 1, 2003 to December 31, 2003. We began offering prepaid service in the Czech Republic on April 19, 2000 and in Romania on November 7, 1997.

      In line with our strategy of offering diversity and flexibility to our customers, we introduced in 2002 the first innovative airtime recharging mechanism for voice and data prepaid customers in Romania. This service is available at point of sale and at automated teller machines of the largest bank in Romania. Ceský Mobil also has a recharging system available at numerous automated teller machines in the Czech Republic. The main benefits of this system are the wide range of the recharge values, its 24-hour availability and the reduction of the costs associated with production and distribution of plastic recharging cards.

      Romania. MobiFon offers ten postpaid packages, including monthly bundled minutes plans which offer the subscriber the possibility to choose between a plan of 100, 200, 400 or 800 minutes of usage. The two most popular plans are the Connex Cent and Connex 5 plans which offer affordable prices for the lower-end postpaid subscribers. We also offer special packages to our business customers, focused on the offer of integrated services. Finally, we offer two prepaid plans: Connex Go! and Kamarad. These plans give our subscribers the freedom to communicate on our network without the need for a written contract or monthly fee. A distinguishing feature of the Kamarad plan is that it enables the subscriber to choose up to five telephone numbers on either the Connex network or any other national network in Romania for which he or she will benefit from lower fees.

      Czech Republic. Ceský Mobil currently offers five consumer postpaid plans, two business postpaid plans and one prepaid tariff plan. The consumer postpaid plans are adapted to the general mobile needs and usage profile. The subscriber chooses between bundled packages including 50 (“Talk”), 150 (“Talk More”), or 300 minutes (“Talk Lots More”). All of these plans include SMS on Oskar’s network at one Kc/SMS, roll-over of unused minutes from one month to another, and voicemail. We also offer the “Write Me” and “Between Us” community tariff plans that currently offer the best on-network rates on the Czech market for both voice and SMS. These two plans replace the mandatory tariffs imposed by the Czech regulators when Ceský Mobil launched its operations in 2000. The business plans offer low monthly fee, no bundled minutes and volume based discounts as a standard fee feature. They include SMS on the Oskar network at one Kc/SMS, and free voicemail. We also offer the “Oskarta” prepaid plan with call rates on Oskar’s network beginning at three Kc/minute and at two Kc/SMS, whether on Oskar’s network or any other national network. There is an automatic threshold discount if the monthly usage exceeds 700 Kc/month.

Pricing

      We believe that our pricing structures compare favorably to the prices offered both by our Romanian and Czech wireless competitors and by wireless operators in neighboring markets.

      Romania. MobiFon’s initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, week ends and/or for certain destinations. Our prepaid and postpaid plans for low minutes of use, or MOU, customers were the major driving force in increasing our acquisition of new subscribers. Our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls historically have been less expensive than RomTelecom’s fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service.

      Czech Republic. As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors by aggressively pricing our feature-rich service plans. In the Czech Republic, our prices are generally lower than those of our current competitors, Eurotel and T-Mobile, for comparable plans with various usage assumptions. Our Czech competitors have already lowered their prices in response to our launch. We have designed simplified service packages to provide our subscribers with everyday low pricing. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees.

Marketing and Distribution

Marketing

      Romania. Connex’s marketing strategy focuses on protecting and growing revenue and profitability from the existing customer base, strengthening leadership by maintaining market share advantage, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the newly deregulated telecom market, Connex has developed a new integrated approach to business customers designed to protect GSM revenues and capture as much potential revenue as possible from the telecom needs of our high-end subscribers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Service Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. Connex is currently the only provider of wireless services offering this type of integrated services package in Romania.

      A consumer survey we commissioned in November 2003 showed that we achieved a Connex brand awareness level of 97.1% in Romania. The survey revealed that the top-of-mind brand awareness was 56.5% for Connex, versus 41.1% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of MobiFon’s advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated “Connex Play” for its “Best Marketing Campaign” award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns.

      Czech Republic. We have established brand recognition through extensive use of our advertising icon, Oskar. Our brand is developed around a personality that is friendly, personable, and Czech. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. We believe that our brand strategy clearly differentiates us from the other market competitors. In less than four months after launch of operations, we had achieved in-country brand awareness which was on par with, or exceeded that, of the competition, according to independent market research. More importantly, Oskar has now achieved brand recognition levels in the Czech Republic approaching those of well-known international brands. Over the past two years, we believe Oskar has positioned itself as an agent of innovation and a leading force behind changes in the Czech mobile market, leveraging this into one of the strongest brands in the country. Having launched with a mass market brand and tagline of “Everybody, Everyday”, Oskar has since repositioned its brand to appeal to mid and high value subscribers and the small business market. A consumer survey we commissioned in December 2003 showed that we achieved an Oskar unaided brand awareness level of 97% in the Czech Republic compared to 78% for T-Mobile and 98% for Eurotel.

Distribution Channels

      Romania. Connex distributes through 3 channels: a direct sales force that serves the top 5,500 business accounts, a network of corporate stores in strategic cities for consumers and small businesses and a group of exclusive and non-exclusive independent distributors. Our distribution channels are also differentiated based on our product offerings — postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through banks’ automated teller machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. At the end of 2003 our distribution network included 11 corporate stores, more than 600 exclusive postpaid locations and more than 3,500 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (such as need for integration in a complete information technology solution, complexity of services, high value of services, and the need for customized support) we have developed a non-exclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

      Czech Republic. Ceský Mobil relies on direct channels of distribution to target both consumer and business customers. One of Oskar’s primary channels of distribution is direct delivery. Through this channel, customers can order service packages and handsets over the phone from a fully dedicated telesales team. Delivery to the customers’ offices or homes is free and is expected within 48 hours. Direct delivery allows us to minimize the number of the external parties involved in the sale, build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating intermediaries helps us to maintain standardized distribution processes and procedures and allows us to ensure that every contact with our customers is consistent with Ceský Mobil’s brand image.

      Ceský Mobil also operates a retail channel of distribution through its 39 corporate stores, 2 mobile stores and more than 10,000 points of sale for prepaid value cards. Our larger corporate stores are located in the larger urban centers of the Czech Republic, while the smaller stores focus on providing a physical presence in regional shopping centers and secondary cities. Our distribution strategy in the Czech Republic also includes a team of dedicated sales representatives for larger business accounts and third-party distributors of prepaid airtime cards.

Dealer Commission Structure

      In Romania, we pay commissions to our dealers for each postpaid customer acquired. In order to promote careful selection of customers and avoid bad debt exposure, our dealers are required to contribute an amount to the subsidies we provide for handsets, and commissions are paid to dealers in installments over a period of months, with a debit to the dealer’s account if customers churn within specified time periods. We believe our commission structure and practice are consistent with market practices in Romania. We pay a specified commission to each dealer for its sale of prepaid SIM cards and a lower commission each time the dealer sells an airtime recharge on a prepaid SIM card. Oskar does not use dealers for SIM cards or handsets. However, Oskar pays a specified commission to the sellers of Oskarta prepaid airtime cards and a smaller commission for recharging prepaid accounts through more than 1,900 bank’s automated teller machines.

Customer Care

      We view customer care as an essential element of our strategy and seek to promote our customer focus to minimize customer churn. With our increasing focus on the retail consumer segments in our markets, we are making increasing use of automated customer service that matches the level of revenue generated by the subscriber. Customers who subscribe to more expensive services receive personalized customer service, while customers who subscribe to more economical packages are served through our interactive voice response, or IVR, unit and through the internet, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We utilize integrated, flexible customer care and billing systems to ensure that customer service representatives are fully equipped to deal with customer concerns on a real-time basis. We closely monitor customer care calls and use information gathered from these calls to identify and remedy system shortfalls and to customize marketing strategies, pricing and promotional plans.

      As the first GSM entrant in Romania, we established the benchmark in quality and service standards for that market. We believe that our customer care initiatives in Romania are key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through constant refining of internal processes, we reach high levels of productivity in the call center and we make an ongoing effort to control the number of calls per customer in a market where the need for education regarding wireless service is still very high. In the Czech Republic, we offer customer care options to our subscribers including our extensive and user-friendly “self-care” program which allows us to handle a volume of customers without adding corresponding staff in the customer service group.

Billing

      Billing is governed by the nature of the subscriber’s service package. Our billing and customer care systems are fully integrated in a single system, providing our staff with a comprehensive view of our subscriber’s account. We use an automated collections process, making use of short text messaging services, interactive voice response and voice mail.

      Romania. We replaced our billing system in September 2003. The new system is a best-in-class product that will provide maximum flexibility, will allow for rapid configuration of new products and services and will support innovative discounting and packaging concepts. It employs state-of-the-art technology that will provide over time both GSM/data and prepaid/ postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels.

      Czech Republic. We have chosen an industry-standard, widely deployed billing system that enables us to maintain competitive advantages in the areas of flexibility, speed to market, convergence and scalability. Its flexibility allows the rapid configuration of new products and services and supports innovative discounting and packaging concepts. Multi-tiered tariff schemes, bundling of services and cross-product discounts are all integral parts of this convergent billing solution, which also provides room for expansion into other lines of business. The ability to sort information in this manner allows us to further customize our pricing and billing plans, and offer our customers additional value-added services, which we believe will help us increase market penetration and capture market share.

Credit Management and Churn

      Our exposure to bad debt for our postpaid customers is managed through generating customer profiles, giving us the ability to set credit limits by customer segment and monitor daily usage patterns for customers that fit a high risk profile. Each operating company’s fraud department reviews usage reports to monitor potential fraud or credit abuse. Once customers are deactivated for non-payment, an extended legal collection process is performed in order to recover losses. Romania does not currently have a comprehensive credit bureau or credit-reporting agency, and we do not have access to customers’ or prospects’ banking and credit records. However, we have implemented a detailed credit-scoring model based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. In addition, all of the GSM operators in Romania have access to a shared database of subscribers who have been removed from their network for nonpayment. An individual in this database who wishes to subscribe to our service must pay a deposit. Actual bad debt expense at MobiFon has historically been fully covered by reserves which, in 2003, amounted to 2.6% of billable service revenues up from 2.0% in 2002.

      To assist in managing and reducing both bad debt and churn levels in the Czech Republic, we have implemented an initial mandatory deposit for any postpaid activation and an account spending limit. With the account spending limit, as a customer reaches 50% and 75% of this limit, he or she is notified that he or she is within the percentage of his or her spending limit. At 100%, the customer is “hotlined”, which prevents him or her from making outgoing calls until the account is brought under the spending limit. As the subscriber’s creditworthiness is proven, we proactively increase the subscriber’s credit limit (similar to credit card companies) to allow for increased spending and, therefore, higher average revenue per user, or ARPU. New postpaid subscribers who do not pay their invoice have their service restricted 5 days after the invoice due date. They are removed from our subscriber numbers 31 days after the due date of their invoice. Uncollectible account balances are written off 180 days after their due date. Actual bad debt expense at Ceský Mobil amounted to 1.1% of billable service revenues in 2003 down from 1.8% in 2002.

      Churn, or the rate at which customers leave an operator’s network, can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those prepaid subscribers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid subscribers who have been customers for at least 14 months after three months of inactivity. At Ceský Mobil, our prepaid churn policy is based upon the amount of time that has elapsed since the customer replenished his account rather than on activity. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

•	improving our call center and sales processes to focus on problem resolution and a positive customer experience;

•	implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

•	developing targeted sale and contract renewal offers that reflect the value of the customer.

      MobiFon’s average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002 and 1.97% in 2003.

      Ceský Mobil’s average monthly churn rate, whose figures include for 2003 subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001, 2.4% in 2002 and 2.1% in 2003.

Spectrum

      Romania. MobiFon holds one of three licenses issued to provide nationwide GSM-based wireless telecommunications services throughout Romania. MobiFon paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, MobiFon must pay a recurring annual fee of approximately 9.6 million Euro (approximately $12 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz range under its frequency license. MobiFon also purchased 2.4 MHz of spectrum or 12 additional channels and has applied for six additional channels in Bucharest in the 1800 MHz frequency range at an annual price per channel of 23,000 Euro (approximately $29,000).

      Czech Republic. Ceský Mobil holds the third national GSM license in the Czech Republic. Ceský Mobil paid an initial license fee of one billion Koruna ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately 84 million Koruna ($3.3 million) now that Ceský Mobil has reached 98% population coverage. In addition, Ceský Mobil must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2002, this fee amounted to approximately 78 million Koruna ($3.1 million). Ceský Mobil is entitled to 18 MHz of spectrum or 90 additional channels in the 1800 MHz band. In addition, it has the right to use 4 MHz of spectrum or 20 channels in the 900 MHz band. In accordance with current regulation, the Czech Telecommunication Office can reallocate frequencies with six months’ notice.

Networks

      We chose major cellular equipment vendors such as Ericsson, Siemens, Hewlett-Packard, Nortel and Cisco to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquired more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

      We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest. We and the other shareholders in our operating companies provide experts who review contracts and prices, and then benchmark them against contracts and prices obtained in wireless networks throughout the world.

      We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by using techniques such as sectorization and cell splitting. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

      Romania. MobiFon began the development of its GSM-based wireless network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon’s network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2003, MobiFon’s state-of-the-art network covered 97% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. MobiFon now ensures direct international traffic interconnection with four carriers. In Romania, we carry the majority of our communications traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on RomTelecom, thereby reducing operating costs. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from RomTelecom and other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. We are in the process of installing the required equipment to make one of these fiber pairs fully operational. A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement is for a term of 17 years commencing in 2003 or the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party.

      Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies, taking into account certain availability restrictions on the 900 MHz band. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Ceský Mobil was using Ericsson and Siemens exclusively to construct its network, but now tenders the construction work to the most competitive contractors. While Ceský Mobil is utilizing Ericsson mobile switching centers throughout the network, it uses Ericsson cellsite equipment in the eastern part of the country and Siemens cellsite equipment in the western part of the country. As at December 31, 2003, Ceský Mobil’s network covered 98% of the population. We believe the network addresses current capacity adequately. Ceský Mobil’s backbone network is based mostly on leased line infrastructure. Ceský Mobil leases backbone from two major providers, namely Ceský Telecom and Aliatel.

Operations and Maintenance

      We design, in consultation with our vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

      We were able to keep our Romanian and Czech networks operating on average at 99.91% and 99.97% of the time, respectively, in 2003, mainly as a result of the following monitoring and maintenance measures:

•	through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

•	to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve mean-time-to-restoration for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment and interconnect facilities; and

•	we safeguard our networks against disaster by using, at various locations, redundant/ physically diverse transmission systems, redundant/ physically diverse system components, battery back-ups, generators and fire suppression systems. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures.

Competition

      Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks should continue to enjoy cost and accessibility advantages over these other technologies.

      Romania. In addition to MobiFon, Romania currently has three other licensed wireless operators holding a total of four separate licenses: (1) Orange S.A., the other digital GSM 900 MHz operator, (2) RomTelecom’s subsidiary, Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000 and analog Nordic mobile telephone protocol, or NMT, operator.

      Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002.

      RomTelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000.

      Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam Romania, in which Qualcomm Inc. and Omnia Holdings are investors, is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

      The following table presents a summary of the relevant information for each wireless operator in Romania, including estimated market share based on publicly released data of the operators as of December 31, 2003:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

1) MobiFon	Connex	GSM 900/1800	November 1996	April 1997	49.0%
2) Orange	Dialog/ Orange	GSM 900/1800	November 1996	June 1997	47.0%
3) Telemobil	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.6%
4) RomTelecom	Cosmorom	GSM 1800	November 1998	June 2000	1.2%

      Czech Republic. In addition to Ceský Mobil, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel, a digital GSM 900/1800 MHz mobile telephone protocol and NMT (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 MHz operator and holder of a UMTS license.

      Eurotel acquired its NMT 450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel’s earlier NMT subscriber growth. Eurotel won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Ceský Telecom, the national fixed line operator, became the sole shareholder of Eurotel in November 2003.

      Radiomobil acquired its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil’s majority shareholder is Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and has since changed its name to T-Mobile Czech Republic.

      T-Mobile and Eurotel were granted UMTS licences in December 2001 in consideration for 3.86 billion Koruna (or $142.9 million) and 3.54 billion Koruna (or $131.0 million) respectively. The recipients were required to pay 1 billion Koruna (or $26 million) immediately and the rest over the next ten years and were required, as a unique deployment condition, that their commercial UMTS services achieve 90% coverage of Prague by January 1, 2005. However, during the later half of 2003, both operators successfully re-negotiated their UMTS licenses conditions with the Czech government. The re-negotiated terms provide that the balance of the purchase price be paid in full, in 2004, in two installments, while the deployment condition be postponed by one year, to January 1, 2006. The Ministry of Informatics has indicated that these were the only changes made to the original licenses, and that a third UMTS license remains available, at undisclosed conditions. Additional UMTS licenses may be offered in the future.

      The following table presents a summary of the relevant information for each wireless operator in the Czech Republic including estimated market share based on publicly released data of the operators as of December 31, 2003:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

Eurotel	Eurotel/Go	GSM 900/1800	March 1996	July 1996	43.4%
	Eurotel	NMT 450	November 1990
	—	UMTS	December 2001
T-Mobile/ Radiomobil	T-Mobile/Paegas/Twist	GSM 900/1800	March 1996	September 1996	40.7%
	—	UMTS	December 2001
Ceský Mobil	Oskar	GSM 1800/900*	October 1999	March 2000	15.9%

*Used outside of Prague

Regulatory Environment and Licenses

      Romania. The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formally held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a general authorization for network services issued by the ANRC, a numbering license issued by the ANRC and a frequency spectrum license issued by the MCIT.

General Authorization for Network Services (issued by ANRC)

      The general authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC’s Decision No. 131 dated December 9, 2002, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 782/December 24, 2002, confirming that MobiFon complies with the requirements of the general authorization and may engage in provision of telecommunications services.

      If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses’ terms and obligations.

Numbering License (issued by ANRC)

      The ANRC is responsible for granting to all fixed line and wireless operators a numbering license for allocation of numbers based on the national numbering plan. On July 23, 2003 and December 23, 2003, the ANRC issued to MobiFon numbering licenses no. 1.2 and 1.3, valid until February 14, 2013. These licenses confirmed MobiFon’s right to use the numbers previously allocated under MobiFon’s former GSM license and allocated to MobiFon additional numbers. Although the ANRC may include in the numbering license the obligation of the operators to pay a certain tax for the use of the allocated numbering resources, MobiFon’s numbering license does not include such an obligation. However, MobiFon is subject to a monitoring fee payable to the ANRC and amounting to 0.2% of revenue.

Frequency Licenses (issued by MCIT)

      The MCIT has retained authority over the transmission frequencies used by all wireless operators in Romania, as well as the frequencies used by radio, television and other communications media. On June 30, 2003, the MCIT issued the GSM frequency license to MobiFon. This license expires on December 31, 2011 and may be renewed by MCIT upon a request by MobiFon made at least six months prior to the aforementioned expiry date. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 12 channels in the 1800 MHz range in Bucharest. In addition, the MCIT has put in place the regulatory regime for the allocation of licenses covering radio frequencies through Order no. 403/2004, issued on February 3, 2004. Wireless operators in Romania, including MobiFon, make use of radio frequencies to carry traffic within their network. MobiFon has formally applied to the MCIT to obtain the license and expects the regulatory process for the granting of the licenses to take two to three months. At the request of MobiFon, the MCIT might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands.

      The GSM frequency licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (i) at a minimum, one base station installed and maintained in use in each county capital; (ii) coverage area of a minimum of 50% of the territory; and (iii) service availability minimum of 50% population coverage. In terms of quality obligations MobiFon has to provide the service 24 hour per day, 7 days per week and the call blocks and call drops over the radio path shall not exceed 2% at peak hours.

      The MCIT may suspend or withdraw the GSM frequency license in cases of serious breach by MobiFon of its obligations under the license or under applicable regulations.

      Czech Republic. A resolution of the Czech Republic government dated August 10, 1994 set out the principles of the national telecommunications policy and maintained Ceský Telecom’s monopoly, until December 31, 2000, on the fixed-line long distance and international telephone services market. The same resolution also restricted competition in the fixed-line local telephone services market for the same period. In 1997, the Czech Republic became a signatory to the World Trade Organization Reference Paper on Telecommunications through its Additional Commitments to the Schedule on Basic Telecommunications Services, which committed the country to liberalizing its telecommunications market. Following this agreement, in April 1999, the Czech government adopted a resolution setting out the principles of a new national telecommunications policy. Among the main goals of this policy was the preparation of a Telecommunications Act to open the Czech Republic’s telecommunications market to competition by December 31, 2001. The new Telecommunications Act came into force July 1, 2000.

      The Czech Telecommunications Office, or the CTU, constituted under the Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. As of January 1, 2003, responsibilities for telecommunications industry policies moved from the Ministry of Transport and Communications to the newly established Ministry of Informatics. The Telecommunications Act of 2000 is now currently under review by this Ministry, and is scheduled to be replaced, most likely in the second or third quarter of 2004, by a new Act on Electronic Communications, so as to harmonize applicable laws to those of the relevant EU Directives. The new Act, among other things, will redefine the framework for interconnection, co-location and universal service, and will mandate the terms and conditions of mobile number portability. Ceský Mobil has actively participated in the drafting process through an industry association, by providing comments on the proposed wording of the Act, and will pursue its efforts during the parliamentary process, which will likely extend well into the first quarter of 2004.

      In 2002, so as to more accurately reflect the language of the Telecommunications Act, Ceský Mobil’s GSM Authorization to operate its GSM network was replaced by two licenses. The “CTU decision 5379/2002-610 on granting of the telecommunications license to establish and operate public mobile telecommunication networks under the GSM standard” was issued on June 17, 2002, and the “CTU decision 8951/2002-610 on granting of the telecommunications license to provide the public telephone service through the public mobile telecommunication network” was issued on June 20, 2002. Both of these decisions came into force on November 13, 2002 following an appeal process, and the licenses are valid for a period of 18 years from the day on which the decisions came into force.

      Pursuant to these licenses, and the current Telecommunications Act, Ceský Mobil is entitled to provide the services on the whole territory of the Czech Republic and to conclude agreements with foreign entities in order to provide international telecommunications services from other countries to the Czech Republic and from the Czech Republic to other countries.

      Moreover, Ceský Mobil is obliged, (i) to adhere to respective legal regulations, measures and price decisions issued by the CTU, the numbering plan and the Czech National Standards, even those issued after the Decisions on the Telecommunication License came into force, (ii) to provide the service in compliance with technical parameters corresponding to international recommendations and ETSI standards, and (iii) to maintain the coverage of its public mobile network to 98.1% of the population of the Czech Republic, and comply with specific parameters of signal quality defined by the licenses.

      Ceský Mobil is required to fulfill all other obligations under the Telecommunication Act, such as to interconnect directly or indirectly with all operators in the market that request such interconnection, and to contribute, on an annual basis, to the Universal Service Obligation fund. CTU is entitled to restrict, suspend or terminate Ceský Mobil’s licenses for a number of reasons, including in accordance with public interest or a material breach of the provisions of the licenses or Telecommunication Act.

      Furthermore, when the initial GSM Authorization was issued in 1999, Ceský Mobil had undertaken, under an agreement not forming part of the GSM Authorization, to construct the technological infrastructure required to provide internet access to schools and libraries throughout the Czech Republic by October 8, 2002. Ceský Mobil has submitted a comprehensive proposal to fulfill its obligation within the required deadline, and negotiations were underway with different ministries to discuss the potential implementation of the proposal. As part of these discussions, Ceský Mobil extended its offer past the October 8, 2002 deadline on two different occasions, the last one requesting an answer from government prior to the end of February 2003, failing which Ceský Mobil would consider that it fulfilled its undertaking. Ceský Mobil has not received any official communication from the government on this subject since then.

Roaming Agreements

      MobiFon and Ceský Mobil are signatories of the GSM Memorandum of Understanding which is now known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network.

      MobiFon. As of March 1, 2004, MobiFon had negotiated roaming agreements with 248 operators in 109 countries and is continuing to negotiate additional roaming agreements. MobiFon’s main objective is currently to increase the number of new roaming destinations for its subscribers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, MobiFon has entered into arrangements with wireless operators in order to offer prepaid roaming to its subscribers. The prepaid roaming agreements allow MobiFon’s Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of March 1, 2004, MobiFon was offering its prepaid customers the ability to roam in 27 networks covering 16 countries. MobiFon is the first mobile operator in Romania to offer GPRS roaming services to its subscribers. As of March 1, 2004 MobiFon was offering its postpaid subscribers GPRS roaming services in 27 networks covering 19 countries.

      Czech Republic. As of March 1, 2004, Ceský Mobil had launched commercial roaming service with 146 operators in 74 countries, including all of the operators in its neighbouring countries. In addition, as of March 1, 2004, Ceský Mobil, like MobiFon, offered its prepaid subscribers the ability to roam in 55 networks covering 26 countries. Ceský Mobil does not yet offer GPRS roaming services to its subscribers.

Interconnection Agreements

      Romania. In August 1997, MobiFon signed an initial one-year interconnection agreement with RomTelecom. The agreement has been successively extended for additional 12-month periods. The agreement and the addenda subsequently entered into provide, among other things, for the settlement procedure and the exchange of traffic information between parties, the procedures for applying the fixed national mobile tariff and for the settlement method in case of possible differences due to exchange rate fluctuations, the access by users of either RomTelecom’s or MobiFon’s services of the services supplied on either network, subject to certain exceptions, and the settlement of the terms and conditions applying to services other than basic interconnection services through separate agreements. MobiFon also leases space in certain RomTelecom facilities where it locates technical equipment needed for interconnection. Such leasing is not subject to interconnection conditions but is rather the subject of separate agreements between the parties currently under negotiation. The parties have agreed that the lease rates shall, in the future, be included in the interconnection agreement.

      In 2003, the liberalization of Romanian telecommunications market ended RomTelecom’s monopoly for international traffic to and from Romania, and as a result, MobiFon was no longer required to use RomTelecom as the sole source for carrying international traffic. In November 2002, MobiFon and RomTelecom concluded an amendment to the interconnection agreement whereby they terminated the provisions with respect to routing all international traffic through RomTelecom, effective after December 31, 2002. As a result, effective 2003, MobiFon entered into bilateral international interconnection agreements with international carriers including carriers based in Germany, Italy, Belgium and Austria. These agreements allow us to send and receive traffic to and from these carriers’ customers, and generally provide better quality, service and contract terms than our prior agreement with RomTelecom.

      A December 2002 decision of the ANRC designated RomTelecom as a significant market power with respect to the access to public networks of fixed telephony. The decision imposed on RomTelecom an obligation to publish a Reference Interconnection Offer, or RIO, with an interconnection rate set by the ANRC. In February 2003 RomTelecom published the RIO.

      Another decision of the ANRC, issued in March 2003, designated MobiFon as a significant market power, or SMP, with respect to call termination into its own network. The decision imposes various obligations upon MobiFon in order to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The decision also established the maximum interconnection rates at $0.11/min for 2003 and $0.10/min from January 1, 2004 until implementation of a long-term incremental cost calculation model later in 2004.

      Due to the changes in the regulatory environment resulting in the obligations imposed by the ANRC to both operators in 2003, MobiFon and RomTelecom are currently negotiating a new interconnection agreement based on RomTelecom’s RIO and MobiFon’s published interconnection rates.

      In October 2003, given both parties’ SMP obligations regarding the level of the interconnection rate, the parties concluded an addendum setting new interconnection rates as follows:

•	Connex: U.S.$0.11/min; and

•	RomTelecom: €0.0214/min for peak time and €0.0197/min for off peak time.

      In the same addendum, MobiFon and RomTelecom agreed to extend the duration of the existing agreement until conclusion of the new interconnection agreement. In October 2003, MobiFon and RomTelecom also entered a bilateral agreement for providing services related to international traffic.

      On May 5, 1997, MobiFon concluded an initial “bill and keep” interconnection agreement with Orange which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12 month periods. This interconnection agreement provides for the interconnection of MobiFon’s network with that of Orange. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. The agreement currently provides procedures for settlement and monthly traffic information exchanges and the availability of SMS between the two networks.

      In March 2003, Orange was also designated as a significant market power with respect to call termination in its own network. The same obligations of transparency and non-discrimination as those imposed on MobiFon were imposed on Orange as a result of the decision.

      Due to changes in the regulatory environment resulting from the obligations imposed by the ANRC on both operators in March 2003, Orange and MobiFon have entered into negotiations for a new interconnection agreement. The parties have agreed, as an addendum to the existing agreement, that on an interim basis, an interconnection rate of $0.11/min will be used. The new interconnection agreement will also specify that each party shall charge for the leased lines it has provided for ensuring interconnection. Based upon a further addendum dated September 15, 2003, MobiFon and Orange agreed to extend the duration of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement.

      Starting February 2004 MobiFon and Orange have also agreed to increase the SMS interconnection rate from $0.02/SMS to $0.03/SMS.

      MobiFon also entered into an interconnection agreement with Cosmorom on March 20, 2000, for an initial term of 24 months, extendable for additional 24-month periods. This interconnection agreement provides for the interconnection of MobiFon’s network with that of Cosmorom. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. On April 12, 2001, MobiFon and Cosmorom entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks.

      Due to SMP obligations imposed on MobiFon by the ANRC in March 2003, MobiFon proposed in November 2003 that Cosmorom sign an addendum to the existing interconnection contract for setting the interconnection rate into both networks at the level of $0.11/min (from $0.11/min during peak periods and $0.06/min during off peak periods). As Cosmorom did not accept MobiFon’s proposal, MobiFon sent Cosmorom the required three-month notification letter for contract termination effective on March 20, 2004 and requested the start of negotiations for a new interconnection agreement asking for a bilateral flat rate of $0.11/min.

      MobiFon entered into an interconnection agreement with Telemobil, the NMT operator, on March 20, 2001, with an initial term of 24 months, extendable for additional 24 month periods, setting the interconnection rate at $0.12/min. On August 9, 2002, MobiFon and Telemobil entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks at the rate of $0.03/SMS. On May 26, 2003, in the context of the ANRC March 2003 decision, MobiFon and Telemobil entered into a further addendum setting the interconnection rate at $0.11/min, effective June 1, 2003. On September 15, 2003, MobiFon and Telemobil concluded another addendum extending the term of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement.

      On December 3, 2003, MobiFon concluded an interconnection agreement with Astral Telecom for an initial term of one year. The agreement is automatically extended for successive one-year terms, unless a party terminates upon three months’ notice. The interconnection rates were set at $0.11/min for calls terminating in MobiFon’s network and $0.045/min for calls terminating in Astral Telecom’s network.

      Czech Republic. Ceský Mobil is directly or indirectly interconnected with all major operators in the Czech telecommunications market. This list of directly interconnected parties includes: Ceský Telecom, Aliatel, GTS, Contactel, Pragonet, Ceský Radiokomunikace, Czech On Line and Tele 2, each of which provides fixed line services in the Czech markets and Eurotel and T-Mobile, who are the other two mobile operators in the market. Due to the current regulatory requirements, Ceský Mobil will have to interconnect directly with other licensed alternative operators that request change from indirect to direct interconnection.

      Since 2001, Ceský Mobil has been actively lobbying with the CTU to bring traditionally high interconnection rates closer to the true costs of providing mobile call termination services. On November 27, 2001, the CTU issued a price decision establishing a fully allocated cost-based methodology for setting interconnection rates for calls terminating in mobile networks, as well as establishing a maximum rate of 3.66 Korunas per minute. This represented a 43% decrease compared to the previously rate. As the traffic exchanged between Ceský Mobil and its two competitors (Eurotel and T-Mobile) has not been balanced and works to Ceský Mobil’s disadvantage, such rate reduction has had a significant positive impact on Ceský Mobil’s net position on interconnection payments to other mobile networks.

      On September 3, 2002, the CTU issued a new price decision setting the interconnection rates for calls terminating into fixed networks based on a version of the long-run incremental cost model, or LRAIC. This resulted in a 22% decrease of the rates compared to the previous blended interconnection rate. Furthermore, on January 8, 2004, the CTU issued a new price decision setting the interconnection rates in the fixed network, which resulted in a further 20% decrease over the previous rates. Although this new LRAIC methodology has not been implemented as of yet in mobile networks, it is expected that the CTU will adopt a similar costing method in the near future, which may lead to additional decreases in the level of mobile interconnection rates, and thus further improve our net position on interconnection payments. Ceský Mobil is advocating for the regulator to mandate the use of a similar methodology to established interconnection rates for calls terminating in mobile networks as soon as practicable.

Co-shareholders

      Romania. Our partners in MobiFon are Vodafone Europe B.V., holding a 20.1% equity interest, Deraso Holding B.V., a group of financial investors led by J.P. Morgan Partners, LLC, holding a 14.4% equity interest and certain other minority investors, together holding a 1.9% equity interest in MobiFon.

      Czech Republic. Our interest in Ceský Mobil is held through TIW Czech. Our partners in TIW Czech are large financial investors, including JPMP, EEIF Czech N.V. and Emerging Infrastructure Fund C.V. We hold, after giving effect to the ClearWave Transaction, a 50.8% voting interest and 27.0% equity interest in TIW Czech, with the financial investors holding the remaining 49.2% voting and 73.0% equity interest. TIW Czech holds a 99.87% direct interest in Ceský Mobil. United Pan-Europe Communications N.V. holds the remaining 0.13% interest.

Liquidity Agreements

      ClearWave Liquidity. ClearWave and other members of our group have entered into agreements with our co-shareholders in TIW Czech, as well as with certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, to allow these parties to participate in certain transactions that create liquidity for ClearWave’s shares. Two types of events trigger tag-along rights for these co-shareholders under the agreements: (i) sales by Telesystem International Wireless Corporation N.V., or TIWC, a wholly-owned subsidiary of TIW, of shares of ClearWave pursuant to a bona fide arms’ length transaction for cash or liquid stock; or (ii) certain types of public sales of shares of ClearWave or its successor company.

      Accordingly, such co-shareholders would have the right to participate in the particular transaction on terms as close as possible to those applicable to TIWC or ClearWave by selling all or part of their shares in TIW Czech and MobiFon. ClearWave and TIWC also have drag-along rights, under certain conditions, to require such co-shareholders to participate in a transaction that creates liquidity for ClearWave’s shares.

      MobiFon Liquidity. Pursuant to an amended and restated exit agreement dated May 3, 2001, in the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, may require TIWC or, at

TIWC’s option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. The exit agreement states that the sole obligation of the minority investors in the event that they exercise this right shall be to transfer good title to their MobiFon shares free from any pledge, lien or other encumbrance. Amounts due under MobiFon’s senior credit facility are secured by security interests in, among other things, MobiFon’s share capital held by all MobiFon’s shareholders. See “Description of Existing Indebtedness”.

      TIW Czech Liquidity. Under the terms of the unanimous shareholders’ agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame and shareholders of TIW Czech have not otherwise achieved liquidity through the exercise of their tag-along rights or the exercise by us of our drag-along rights in the context of a ClearWave liquidity event as previously mentioned, then, at any time after December 3, 2004, the TIW Czech shareholders shall initiate an orderly sale process of TIW Czech, unless shareholders of TIW Czech holding 80% of the equity decide otherwise. In that event, TIW Czech must use its best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms.

Environment

      We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements in the countries in which we operate become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our back-up power supply, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

Employees

      Romania. As of December 31, 2003, MobiFon had a total of 1,856 employees, of whom 780 were employed in customer service, 373 were in our engineering department, 185 were employed in information systems, 311 were in our sales and marketing department and 207 were employed in general administration. None of MobiFon’s employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

      Czech Republic. As of December 31, 2003, Ceský Mobil had a total of 1,453 employees, of whom 490 were employed in customer service, 235 were in our engineering department, 140 were employed in information systems, 423 were in our sales and marketing department and 165 were employed in general administration. None of Ceský Mobil’s employees are subject to collective bargaining agreements. Ceský Mobil believes that it enjoys good relations with its employees.

      Head Office. As of December 31, 2003, TIW and its holding companies, other than MobiFon and Ceský Mobil, had a total of 9 officers.

Property

      Head Office. We sublease approximately 810 square meters of office space in Montreal from Telesystem Ltd. for an annual rent of approximately Cdn$385,000, including furniture.

      Romania. MobiFon leases approximately 9,500 square meters of office space for its head office in Bucharest for approximately $3.3 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $29.3 million per year.

      Czech Republic. Ceský Mobil leases approximately 15,192 square meters of office space for its head office in Prague for approximately $3.1 million including operating expenses, cleaning and security. Ceský Mobil also currently leases various properties for the operation of its network and other purposes related to its business for approximately $34.5 million per year.

MANAGEMENT

Board of Directors

      The following table and notes thereto set out as at March 18, 2004, without giving effect to the EEIF Transaction and the CDPQ Transaction, pursuant to which we expect a nominee of each of EEIF and CDPQ to be appointed on our board of directors:

(1)	the name of each individual currently serving on our board of directors;

(2)	all other positions and offices with us now held by each such individual, if any;

(3)	the principal occupation or employment of each director; and

(4)	their respective periods of service as a director.

Name and Position or Office with TIW	Principal Occupation or Employment	Director Since

Charles Sirois (2) Director and Chairman of the Board	Chairman of the Board and Chief Executive Officer, Telesystem Ltd. (a privately owned holding company)	March 1997
Daniel Cyr (1) Director	Senior Vice-President and Chief Financial Officer, Telesystem Ltd. (a privately owned holding company)	May 2000
Jacques A. Drouin (2) Director	Managing Director, Lazard & Co., Limited (an investment bank) and Canada Country Head based in London, England	March 1997
Michael R. Hannon (1) Director	Partner, J.P. Morgan Partners, LLC (a private equity organization)	March 2002 (4)
C. Kent Jespersen (1) Director	Chairman of the Board, La Jolla Resources International Ltd. (an international advisory and investment company)	March 1999
Jonathan Charles Carter-Meggs (2) Director	Partner, J.P. Morgan Partners, LLC (a private equity organization)	March 2002
Christian Salbaing (2) (3) Director	Managing Director — European Telecommunications, Hutchison Europe Telecommunications, Luxembourg (a privately owned holding company)	December 2003

(1)	Member of our audit committee.

(2)	Member of our human resources and governance committee.

(3)	Christian Salbaing was appointed to our board of directors in replacement of Eva Lee Kwok, who resigned in December 2003.

(4)	Mr. Hannon had been a member of our board of directors from May 2000 until his resignation on August 13, 2001. He was re-appointed a director in March 2002.

     Daniel Cyr is Senior Vice-President and Chief Financial Officer of Telesystem, which he joined in 1992. Mr. Cyr holds a Bachelor’s degree in Business Administration from Laval University and was admitted to the Canadian Institute of Chartered Accountants in 1985.

      Jacques A. Drouin is Managing Director of Lazard & Co., Limited and Country Head for Canada in London, United Kingdom. Prior to joining Lazard in 2000, Mr. Drouin was Director and Country Head for Canada of J. Henry Schroder & Co. Limited from 1994 to 2000, Chairman and Chief Executive Officer of The Laurentian Group Corporation from 1989 to 1994 and President and Chief Executive Officer of The Laurentian General Insurance Corporation Inc. from 1983 to 1989. Mr. Drouin is a director of SNC Lavalin Group Inc., a member of the international Advisory Board of McGill University School of Business, and a member of the Order of Engineers of Quebec, and a Fellow of the Institute of Management Consultants. Mr. Drouin holds a Bachelor’s degree of Applied Science in Engineering from the University of Montreal and a Master of Business Administration degree from McGill University.

      Michael R. Hannon is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Prior to joining J.P. Morgan Partners in 1988, Mr. Hannon was with Morgan Stanley & Co. Mr. Hannon is the co-head of the technology, media, and telecommunications investment area at J.P. Morgan Partners, has led investments in many firms in this sector, and currently serves on the boards of several privately held companies. He holds a B.A. from Yale University and a Master of Business Administration degree from Columbia Business School.

      C. Kent Jespersen is Chairman of La Jolla Resources International Ltd. From 1997 to 1998, Mr. Jespersen was President and Chief Executive Officer Elect of Nova Energy Services. From 1994 to 1997, Mr. Jespersen served as President of NOVA Gas International Ltd. and Senior Vice-President of NOVA Corporation. From 1993 to 1994, Mr. Jespersen was President of NOVA Gas Services Ltd. and from 1992 to 1993, he served as Senior Vice-President, Corporate Development of NOVA Corporation. From 1984 to 1992, Mr. Jespersen was President and Director of Foothills Pipe Lines Ltd. Mr. Jespersen also serves on the boards of directors of Axia Net Media Corporation, Bow Valley Energy, Trans Alta Corporation and Matrikon Ltd. and he is Chairman of the Board of CCR Technologies Ltd., Vista Midstream Solutions and Geac Computer Corporation Limited.

      Jonathan Charles Carter-Meggs is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Mr. Meggs is based in London and Group Head of the business in Europe. Prior to joining J.P. Morgan Partners in 1996, Mr. Meggs was a Director of the Chase Manhattan Bank, N.A. responsible for mezzanine and equity investments. Mr. Meggs has held many board seats and directorships in companies on behalf of J.P. Morgan Partners in a variety of industries including telecommunications and financial services. Mr. Meggs has a BSc (Hons) in Physics from Bristol University in the UK.

      Christian Salbaing is Managing Director – European Telecommunications, for Hutchison Europe Telecommunications, Luxembourg, Hutchison Whampoa’s main holding company for its 3G ventures in Europe. Mr. Salbaing is also Executive Vice-Chairman of H3G S.p.A (Italy) and a member of the board of directors of Hutchison’s 3G holding and operating companies in the United Kingdom, Italy, Sweden, Denmark, Norway and Austria, as well as a director of Vidiator Technology Inc., a Seattle-based provider of multimedia trans-coding and streaming solutions. Mr. Salbaing is a member of the Bars of the Province of Québec, California and the U.S. District Court for Northern California, as well as France. Prior to 2001, Mr. Salbaing practiced as an international mergers and acquisitions lawyer with major international law firms.

      Charles Sirois is Chairman of the Board, Chief Executive Officer and controlling shareholder of Telesystem Ltd. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc. From 1988 to 1990, Mr. Sirois was Chairman of the Board and Chief Executive Officer of BCE Mobile Communications Inc., and prior to that he was Chief Executive Officer of two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He is currently a director of the Canadian Imperial Bank of Commerce and the CGI Group Inc. Mr. Sirois is also a member of the Business Council on National Issues, and is a founding member of the Washington-based Global Information Infrastructure Commission. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in April 1998. Mr. Sirois holds a Bachelor’s degree in Finance from the University of Sherbrooke and a Master’s degree in Finance from Laval University.

Senior Officers

      The following table sets out information concerning our senior officers, including name and position with TIW and its subsidiaries.

Name	Position

Bruno Ducharme	President and Chief Executive Officer, TIW
André Gauthier	Vice-President and Chief Financial Officer, TIW
James J. Jackson	Chief Financial Officer, MobiFon and Chairman of the supervisory board of Ceský Mobil
Edward Lattimore	President and Chief Operating Officer, MobiFon
Karla Stephens	Chief Operating Officer, Ceský Mobil
Alexander Tolstoy	Chief Executive Officer, Ceský Mobil and MobiFon
Margriet Zwarts	General Counsel and Secretary, TIW

      Bruno Ducharme is our President and Chief Executive Officer, and is a co-founder of TIW. Prior to May 1997, Mr. Ducharme was President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994. Mr. Ducharme holds a Bachelor’s degree in Civil Law from McGill University, a Master of Business

Administration degree from the Wharton School of Business of the University of Pennsylvania and a Master’s degree in International Relations from the University of Pennsylvania.

      André Gauthier is our Vice-President and Chief Financial Officer. Prior to June 2001, Mr. Gauthier was our Vice-President, Finance, and Treasurer. Prior to May 1999, Mr. Gauthier was our Vice-President and Controller, and, prior to May 1997, was Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor’s degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

      James J. Jackson is Chief Financial Officer of MobiFon and Chairman of the supervisory board of Ceský Mobil. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States.

      Edward Lattimore was appointed President and Chief Operating Officer of MobiFon in February 2000. From 1985 to 1988, and then from 1999 to 2000, he was Branch Manager — London, Ontario, Director of Marketing — Toronto, Ontario and Senior Vice President, Western Canada for Bell Mobility Cellular, Toronto, Ontario. Between 1988 and 1999, Mr. Lattimore served at BCTEL Mobility, Burnaby, BC, as Manager, Marketing; Vice President, Strategy and Marketing; Vice President, Marketing; Vice President and General Manager, Wireless Services; and Vice President, General Manager, Wireless Business Systems. From 1981 to 1985, he was a Branch Sales Manager for Xerox.

      Karla Stephens was appointed as Ceský Mobil’s Chief Operating Officer in September 1999. From November 1996 until September 1999, Ms. Stephens was the Vice President of Marketing at MobiFon and, in 1999, assumed the additional responsibility for MobiFon’s Sales and Distribution functions. Ms. Stephens joined TIW in 1995 as Director of Sales and Marketing for China Unicom. Prior to joining TIW, Ms. Stephens worked for Bell Mobility Cellular in Canada. Ms. Stephens is married to Mr. Tolstoy.

      Alexander Tolstoy is Chairman of the Board and Chief Executive Officer of MobiFon and Ceský Mobil as well as President of Ceský Mobil. When we and our partners were awarded the GSM 900MHz license in Romania, Mr. Tolstoy was appointed to MobiFon as its first President and Chief Executive Officer. Mr. Tolstoy is a non-executive director of Karneval Media, a cable operator in the Czech Republic. From 1995 until November 1996, he managed the establishment of TIW’s GSM companies in India and China. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Region for Bell Mobility Cellular in Canada. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy is married to Ms. Stephens.

      Margriet Zwarts is our General Counsel and Secretary. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds Bachelors degrees in Civil Law and in Common Law from McGill University. Mrs. Zwarts is a member of the board of directors of Export Development Canada and she is a member of the Quebec Bar and the Law Society of Upper Canada.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth certain consolidated financial information derived from TIW’s Consolidated Financial Statements for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with the Operating and Financial Review and Prospects and TIW’s Consolidated Financial Statements, and the notes thereto, reproduced in Annex A and B of this short form prospectus. TIW’s Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of TIW’s consolidated financial statements to U.S. GAAP, see note 17 to TIW’s Consolidated Financial Statements reproduced in Annex B of this short form prospectus.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands of US$, except per share data)
Statement of Income (Loss) Data:
Revenues	967,085	694,454	526,225	354,052	251,825
Operating income (loss)	169,878	87,586	(441)	(85,022)	(38,517)
Income (loss) from continuing operations	20,696	61,959	162,389	(19,672)	(74,641)
Net income (loss)(1)	11,885	(127,174)	(253,714)	(355,356)	(154,802)
Basic earnings (loss) per share from continuing operations	0.21	0.66	38.59	(14.13)	(27.17)
Diluted earnings (loss) per share from continuing operations	0.20	0.66	20.21	(14.13)	(27.17)
Basic earnings (loss) per share	0.12	(1.42)	(81.39)	(121.89)	(54.50)
Diluted earnings (loss) per share	0.11	(1.42)	(31.31)	(121.89)	(54.50)
Income (loss) from continuing operations (U.S. GAAP)	61,687	344,743	54,183	(41,770)	(84,376)
Net income (loss) (U.S. GAAP)(1)	52,876	113,627	(319,937)	(377,454)	(164,537)
Basic earnings (loss) per share from continuing operations (U.S. GAAP)	0.61	3.80	15.60	(13.42)	(28.77)
Diluted earnings (loss) per share from continuing operations (U.S. GAAP)	0.60	3.80	10.45	(13.42)	(28.77)
Basic earnings (loss) per share (U.S. GAAP)	0.52	1.26	(92.30)	(121.29)	(56.10)
Diluted earnings (loss) per share (U.S. GAAP)	0.51	1.26	(35.96)	(121.29)	(56.10)

	As at December 31,

	2003	2002	2001	2000	1999

	(in thousands of US$)
Balance Sheet Data:
Total Assets	1,667,531	1,441,628	1,906,666	3,294,165	2,486,892
Long Term Debt, excluding current maturities	1,059,734	739,313	784,183	1,013,725	635,076
Share Capital and additional Paid-In Capital	1,327,574	1,301,470	696,954	684,639	528,151
Shareholders’ Equity	91,773	51,537	169,057	76,389	47,431
Total Assets (U.S. GAAP)	1,663,379	1,435,621	1,431,488	2,665,620	1,861,191
Share Capital and additional Paid-In Capital (U.S. GAAP)	1,162,271	1,136,167	775,609	763,294	606,806
Shareholders’ Equity/(Deficiency) U.S. GAAP	85,155	1,771	(570,986)	(314,210)	(41,826)

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands of US$, except per subscriber data)
Other Data:
Capital Expenditures
MobiFon	107,639	100,336	125,262	92,510	141,780
Ceský Mobil	69,748	106,560	109,211	345,962	63,102
OIBDA(2):
MobiFon	281,195	231,546	186,436	130,119	54,911
Ceský Mobil	103,344	20,195	(41,554)	(82,004)	(4,712)
Corporate and other	(9,950)	(9,707)	(23,315)	(42,753)	(26,557)

Consolidated	374,589	242,034	121,567	5,362	23,642

ARPU(2):
MobiFon	14.35	14.19	18.53	26.56	35.90
Ceský Mobil	22.95	17.20	18.21	17.38	—

(1)	Includes net loss from discontinued operations for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 of $8.8 million, $189.1 million, $416.1 million, $335.7 million and $80.2 million, respectively under Canadian GAAP, and $8.8 million, $231.1 million, $374.1 million, $335.7 million and $80.2 million, respectively, under U.S. GAAP.

(2)	We use the term operating income before depreciation and amortization, or OIBDA, and average revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Canadian GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other wireless networks’ customers roaming on our network and miscellaneous revenue. For the purpose of calculating ARPU, average number of subscribers for the period is calculated as the average of each month’s average number of subscribers. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under either Canadian GAAP or U.S. GAAP. The following tables provide a reconciliation of operating income and service revenues, the most comparable financial measures calculated and presented in accordance with both Canadian GAAP and U.S. GAAP, to OIBDA and ARPU, respectively:

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(in thousands of US$, except per subscriber data)
OIBDA:
MobiFon Operating Income	170,737	144,627	108,645	64,154	2,673
MobiFon Depreciation and Amortization	110,458	86,919	77,791	65,965	52,238

MobiFon OIBDA	281,195	231,546	186,436	130,119	54,911

Ceský Operating Income (loss)	9,157	(47,172)	(84,116)	(104,060)	(4,727)
Ceský Depreciation and Amortization	94,187	67,367	42,562	22,056	15

Ceský OIBDA	103,344	20,195	(41,554)	(82,004)	(4,712)

Corporate and Other Operating loss	(10,016)	(9,869)	(24,970)	(45,116)	(36,463)
Corporate and Other Depreciation and Amortization	66	162	1,655	2,363	9,906

Corporate and Other OIBDA	(9,950)	(9,707)	(23,315)	(42,753)	(26,557)

Consolidated Operating Income (loss)	169,878	87,586	(441)	(85,022)	(38,517)
Consolidated Depreciation and Amortization	204,711	154,448	122,008	90,384	62,159

Consolidated OIBDA	374,589	242,034	121,567	5,362	23,642

ARPU:
MobiFon
Service revenues for the periods	529,520	425,567	359,868	299,470	211,359
Average number of subscribers for the period (in millions)	2.84	2.32	1.49	0.89	0.46
Average monthly service revenue per subscriber for the period (in U.S. $)	15.52	15.27	20.10	28.32	38.36
Less: impact of excluding in roaming and miscellaneous revenue (in U.S. $)	(1.17)	(1.08)	(1.57)	(1.76)	2.46

ARPU (in U.S. $)	14.35	14.19	18.53	26.56	35.90

Ceský
Service revenues for the periods	385,388	227,342	125,928	21,508	—
Average number of subscribers for the period (in millions)	1.35	1.06	0.549	0.95	—
Average monthly service revenue per subscriber for the period (in U.S. $)	23.79	17.87	19.11	18.80	—
Less: impact of excluding in roaming and miscellaneous revenue	(0.84)	(0.67)	(0.90)	(1.42)	—

ARPU (in U.S.$)	22.95	17.20	18.21	17.38	—

CONSOLIDATED CAPITALIZATION

      The following table sets forth the cash and cash equivalents and the consolidated capitalization of the Company as of December 31, 2003 as derived from TIW’s Consolidated Financial Statements for the fiscal year ended December 31, 2003, which have been audited by Ernst & Young LLP. There have been no significant changes in our long term debt and share capital since December 31, 2003.

      The table also sets forth the cash and cash equivalents and the capitalization of the Company as of December 31, 2003 on a pro forma basis to give effect to the Treasury Offering, assuming the Underwriters do not exercise the Over-Allotment Option, and the other transactions set forth in footnote 1 to the table. The information set forth below should be read in conjunction with the Operating and Financial Review and Prospects and TIW’s Consolidated Financial Statements, and the notes thereto for the fiscal year ended on December 31, 2003, reproduced in Annex A and B of this short form prospectus.

	December 31, 2003

		Pro
	Actual	Forma(1)

	(in thousands of US$)
Cash and cash equivalents	196,697	●

Short term investments — restricted	28,125	28,125

Long term debt, including current portion MobiFon’s Senior facility	300,000	300,000
Ceský Mobil’s credit facility
Koruna 5.5 billion, €295.7 million	587,171	587,171
MobiFon Holdings 12.5% Notes	220,057	220,057
Other debt	14,183	14,183

Total debt	1,121,411	1,121,411
Non-controlling interests	213,590	●
Shareholders’ Equity
Share capital
Preferred Shares: authorized — unlimited, issued and outstanding — 35,000,000(1)	21,438	—
Common Shares: authorized — unlimited, issued and outstanding — 98,035,187 ( ● on a pro-forma basis)	1,059,639	●
Additional Paid-in Capital	246,497	246,497
Deficit	(1,243,564)	●
Cumulative Translation Adjustment	7,763	●

Total Shareholders’ Equity	91,773	●

Total Capitalization	1,426,774	●

(1)	To reflect, net of expenses (i) the issuance of 7,000,000 Common Shares under the Treasury Offering, assuming the Underwriters do not exercise the Over-Allotment Option, (ii) the issuance of 14,621,714 Common Shares under the EEIF Transaction, (iii) the issuance of ● Common Shares and the payment of $ ● under the ClearWave Transaction, (iv) the conversion of the 35,000,000 outstanding non-voting preferred shares into 7,000,000 Common Shares in accordance with their terms (See “Description of Share Capital — Non-Voting Preferred Shares”) and (v) the sale of our interest in Hexacom India Limited for $22.5 million.

DESCRIPTION OF SHARE CAPITAL

      Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series. On June 22, 2001, our shareholders approved a one-for-five (1:5) consolidation of our share capital and our then-outstanding subordinate voting shares started trading on a consolidated basis on June 27, 2001. On February 5, 2002, all of the multiple voting shares then issued and outstanding were converted into subordinate voting shares, which were redesignated as Common Shares as of May 17, 2002. Following shareholders’ approval of a share consolidation at our May 2, 2003 shareholders’ meeting, our share capital was consolidated for a second time on the basis of a one-for-five (1:5) ratio on June 23, 2003 and started trading on a consolidated basis on June 30, 2003. Following the second share consolidation, the number of issued and outstanding Common Shares was changed from 467,171,850 to 93,432,101. The number of issued and outstanding non-voting preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from one Common Share for each non-voting preferred share to one Common Share for five non-voting preferred shares. All per share amounts included in this short form prospectus have been adjusted to reflect the share consolidations. As of March 17, 2004, without giving effect to the ClearWave Transaction, there were 113.937,402 Common Shares outstanding.

      The following is a brief description of the attributes of our share capital.

Common Shares

      The Common Shares may rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs. The holders of Common Shares are entitled to receive dividends on a share-for-share basis out of the assets legally available therefor at such times and in such amounts as our board of directors may determine.

      The Common Shares carry one vote per share. The holders of Common Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat as a single class on all matters to be voted on by our shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately pursuant to the Canada Business Corporations Act or our articles.

      The Common Shares are not redeemable or retractable. Upon our liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs, the holders of Common Shares shall be entitled to participate equally, on a share-for-share basis, in our remaining property and assets available for distribution to such holders.

Preferred Shares

      The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors and carry rights and privileges fixed by our board of directors. Any series of preferred shares, if issued, may rank prior to Common Shares with respect to the payment of dividends and the distribution of assets. In such a case, in the event of our dissolution, the distribution of our assets upon our liquidation or the distribution of all or part of our assets among our shareholders, holders of preferred shares would be entitled to receive, in cash or in property, an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, plus such amount equal to accrued and unpaid dividends, or declared and unpaid dividends and, if any, any amount specified in our articles.

Non-Voting Preferred Shares

      On March 6, 2002, we created a first series of non-voting preferred shares. This series of non-voting preferred shares ranks pari passu on a share for share basis with the Common Shares but does not carry any voting rights. 55,000,000 non-voting preferred shares have been authorized for issuance. On March 13, 2002, we issued 35,000,000 non-voting preferred shares. Non-voting preferred shares may be converted into Common Shares on the basis of one Common Share for each five non-voting preferred shares provided that the issuance of Common Shares upon the conversion, when combined with the acquisition or continuing ownership or any other of our securities by our Major Shareholders mentioned below, would not result (i) in such Major Shareholders being considered a “group” within the meaning of Sections 13(d) and 14(d)(2) of the United States Securities Exchange Act of 1934 such that certain provisions of our debt instruments pertaining to a change of control may be triggered or (ii) in Capital Communications CDPQ Inc. increasing its voting position in us as of November 28, 2001 by more than 10%.

      On March 15, 2004, JPMP TIW EH, LP, the sole holder of all of the outstanding non-voting preferred shares, delivered a written notice to us in order to convert all of the 35,000,000 non-voting preferred shares into 7,000,000 Common Shares in accordance with their terms upon the closing of this Offering.

DESCRIPTION OF EXISTING INDEBTEDNESS

Senior Notes of MobiFon Holdings

      On June 27, 2003, MobiFon Holdings B.V., or MobiFon Holdings, a wholly-owned subsidiary of ClearWave which holds our interest in MobiFon, closed a $225 million issue of 12.5% Senior Notes, or the Notes, by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were

$210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders.

      The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding’s existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. On November 17, 2003, the Notes were exchanged for substantially identical notes registered under the Securities Act.

Senior Credit Facility and Working Capital Facility of MobiFon

      On August 27, 2002, MobiFon entered into a senior credit facility consisting of loan commitments on substantially identical terms from the European Bank for Reconstruction and Development, or the EBRD (together with a syndicate of commercial banks), Nordic Investment Bank and Export Development Canada for an aggregate amount of $300.0 million for the purpose of refinancing (prepaying) in full the outstanding balance of the senior and subordinated loan facilities provided to MobiFon in 1999 by EBRD, Nordic Investment Bank, Export Development Canada and a syndicate of commercial banks having ABN AMRO Bank N.V. as agent, and applicable interest, fees and costs, as well as financing purchases of equipment associated with the expansion of MobiFon’s GSM network in Romania and the acquisition of a UMTS license by MobiFon. The facility was fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

      The terms of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. MobiFon entered into interest rate swap arrangements in notional principal amounts of $100.0 million and $30.0 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2003 was 6.6%.

      Amounts due under the senior credit facility and related hedging arrangements are secured by first ranking security interests in, among other things, MobiFon’s share capital held by all MobiFon’s shareholders, MobiFon’s movable assets, its bank accounts, accounts receivable and insurance policies. MobiFon’s shareholders entered into a Share Retention and Subordination Deed providing, among other things, for certain restrictions with respect to transfers of shares in our share capital or the share capital of MobiFon. Certain shareholders of MobiFon must at all times during the term of the senior credit facility own at least a 50% economic and controlling interest in MobiFon, as well as retain management control of MobiFon, except for limited types of transfers to recognized telecommunications operators that commit to provide specified levels of management and technical support to MobiFon.

      MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon’s $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

Senior Credit Facility of Ceský Mobil

      On July 19, 2000, Ceský Mobil entered into a senior credit facility with a syndicate of banks, including Chase Manhattan International Limited, as agent, composed of two tranches. Tranche A is in the form of a term loan of up to €269.1 million and Koruna 3.8 billion, (totaling $486.6 million) currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

      Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, (totaling $100.6 million) carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. Depending on certain financial ratios, the margin on Tranche A is between 1.75% and 0.75% and on Tranche B the margin is 2.25% to 1.0%. The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. Under the facility, the majority of the net assets of Ceský Mobil are restricted from distribution to us, unless waivers are obtained.

      Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million ($235.4 million) of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna ($145.5 million) have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million ($90.7 million) which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements. Ceský Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million ($75.8 million) on May 11, 2003. Ceský Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional €10 million ($12.6 million) of Euro denominated debt. The effective weighted average interest rate on this credit facility was 5.9% at December 31, 2003 (7.0% in 2002).

ARRANGEMENTS WITH MAJOR SHAREHOLDERS

Investor Rights Agreement

      We entered into the amended and restated IRA dated January 24, 2002, as further amended on September 25, 2003, with Telesystem, 9111-1369 Québec Inc., certain affiliates of JPMP, and U.F. Investment (Barbados) Ltd., or UFI, an affiliate of Hutchison Whampoa Ltd. Pursuant to the EEIF Transaction, the IRA was further amended in order for EEIF to become a party to this agreement and in particular, to evidence the agreement of the parties to vote in favour of EEIF’s nominee to our board of directors. Pursuant to the CDPQ Agreement, the IRA will be further amended, on or prior to the Exchange Date, in order for CDPQ to become a party to this agreement and in particular, to evidence the agreement of the parties to vote in favour of CDPQ’s nominee to our board of directors. See “The Company — Recent Developments”. The IRA provides for minority and majority representation rights on our board of directors, sets out certain principles of corporate governance and provides for certain co-sale rights among the parties to the agreement, or collectively, the Major Shareholders. Under the IRA, if a Major Shareholder proposes to transfer to any third party Common Shares or non-voting preferred shares representing more than 15% of the total equity securities of TIW, any other Major Shareholders may demand that the purchaser acquire its pro rata portion of the aggregate number of Common Shares proposed to be transferred.

Registration Rights Agreement

      We entered into the Registration Rights Agreement dated December 14, 2001 with, among others, Telesystem, 9111-1369 Québec Inc., certain affiliates of JPMP and UFI. Pursuant to the EEIF Transaction, the Registration Rights Agreement was amended in order for EEIF to become a party to this agreement. Under the Registration Rights Agreement, the Major Shareholders, subject to a number of conditions and limitations, may require us to file a registration statement under the United States Securities Act of 1933, as amended, or the 1933 Act, or a prospectus under the Canadian securities legislations to register or qualify the sale of Common Shares of our capital stock held by them. We may be required to file up to three registration statements or prospectuses per calendar year. The Registration Rights Agreement also provides, subject to a number of conditions and limitations, that the Major Shareholders have piggy-back registration rights in connection with registered offerings of our shares that we initiate on our behalf or on behalf of a Major Shareholder. We were required to file this prospectus by the Selling Shareholders in respect of the Secondary Offering pursuant to the terms of this agreement. Under this agreement, we are required to pay certain expenses relating to the Secondary Offering, except for the Underwriter’s fee. In addition, we are required to indemnify the persons whose shares we register or qualify and they in turn are required to indemnify us with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the Registration Rights Agreement. We, and the persons whose shares we register or qualify, are required to also indemnify the Underwriters against certain liabilities in respect of the offering covered by the Registration Rights Agreement. Pursuant to the CDPQ Agreement, CDPQ will become a party to the Registration Rights Agreement on or prior to the Exchange Date. See “The Company — Recent Developments.”Also, as a result of the ClearWave Transaction, the ClearWave Holders will benefit from piggy-back registration rights similar to those provided under the Registration Rights Agreement. See “The Company — Recent Developments.”

SELLING SHAREHOLDERS

      The following table sets forth, for each Selling Shareholder: (i) the number of Common Shares that are beneficially owned, directly and indirectly, prior to the Offering and their dates of acquisition, (ii) the number of Shares to be sold under the Secondary Offering, and (iii) the number of Common Shares that will be owned, after giving effect to the Offering, expressed as a percentage of all outstanding Common Shares:

	Common Shares		Shares subject	Common Shares
	prior to		to the	after
	the Offering		Secondary Offering(5)	the Offering (%)(6)

Telesystem	25,753,082	(1)	4,536,521	15.1
UFI	15,515,810	(2)	2,733,180	9.1
JPMP	23,585,085	(3)	4,154,619	13.9
EEIF	14,621,714	(4)	2,575,681	8.6

(1)	Includes: (i) 18,367,440 Common Shares held by Telesystem and acquired as a result of the exchange of Units of TIW, or the Units, under the Units issuer bid completed in February 2002, which Units were originally purchased in February 2001, (ii) 6,834,547 Common Shares held by 9111-1369 Québec Inc. and acquired as a result of the exercise in February 2002 of special warrants purchased in December 2001 and February 2002, (iii) 551,095 Common Shares held by Telesystem and acquired as a result of the exchange of its multiple voting shares as part of the recapitalization of TIW in February 2002, which multiple voting shares were acquired in TIW’s first public equity offering in May 1997; of the total number of Common Shares held by Telesystem and its subsidiaries, 16,009,388 Common Shares are subject to exchange rights under certain debentures and other arrangements in favour of CDPQ, as described in “The Company — Recent Developments”.

(2)	Includes (i) 15,449,572 Common Shares acquired on February 5, 2002 upon conversion of the 7.75% Convertible Debentures originally acquired by UFI in March 2000 and (ii) 66,238 Common Shares acquired in September 2000 and March 2001 as interest payments under the 7.75% Convertible Debentures.

(3)	Includes (i) 16,357,383 Common Shares held by JPMP TIW EH, L.P. and acquired in February 2002 in connection with the conversion of the Company’s 7.75% Convertible Debentures originally acquired by JPMP TIW EH, L.P. in March 2000, (ii) 5,498 Common Shares held by J.P. Morgan Partners (BHCA), L.P., issued as interest on the Company’s 7.75% Convertible Debentures in September 2000 and March 2001, (iii) 71,305 Common Shares held by AOF Investment N.V. and acquired in November 2003 in connection with the exchange of shares of TIW Asia N.V. for Common Shares, which TIW Asia N.V. shares were originally acquired over a period commencing in November 1999, (iv) 39,797 Common Shares held by CAIP Investment N.V. acquired in November 2003 in connection with the exchange of shares of TIW Asia N.V. for Common Shares, which TIW Asia N.V. shares were originally acquired over a period commencing in November 1999 and (v) 111,102 Common Shares held by CEA Investment N.V. and acquired in November 2003 in connection with the exchange of shares of TIW Asia, N.V. for Common Shares, which TIW Asia N.V. shares were originally acquired over a period commencing in November 1999; also includes the conversion as of the closing date of this Offering of 35,000,000 Preferred Series 1 Non-Voting Preferred Shares into 7,000,000 Common Shares in accordance with their terms, held by JPMP TIW EH, L.P. and issued in March 2002 in connection with the conversion of certain special warrants originally acquired by JPMP TIW EH, L.P. in February 2002 (See “Description of Share Capital — Non Voting Preferred Shares”).

(4)	Acquired on March 17, 2004 under the EEIF Transaction. See “The Company — Recent Developments”.

(5)	Assuming (i) the Over-Allotment Option is not exercised by the Underwriters and (ii) that 14,000,000 Common Shares are sold under the Secondary Offering and 7,000,000 Common Shares are issued and sold under the Treasury Offering.

(6)	Pro forma to reflect the ClearWave Transaction and assuming that (i) the ClearWave Holders do not exercise their Discount Cash Option, (ii) 14,000,000 Common Shares are sold under the Secondary Offering and (iii) 7,000,000 Common Shares are issued and sold under the Treasury Offering.

USE OF PROCEEDS

      The net proceeds to the Company (after deducting the Underwriters’ fee and offering expenses) from the Treasury Offering are estimated to be approximately $ ●  million. If the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be $ ●  million. The Company intends to use the net proceeds from the Treasury Offering (i) to finance the cash consideration under the ClearWave Transaction, (ii) to partly finance the potential and future acquisition of additional equity interests held by minority shareholders in its subsidiaries and operating companies, and (iii) for general corporate purposes. The net proceeds to the Selling Shareholders (after deducting the Underwriters’ fee and offering expenses) from the Secondary Offering are estimated to be approximately $       ●       . If the Over-Allotment Option is exercised in full, the net proceeds to the Selling Shareholders are estimated to be $ ●  million. The Company will not receive any proceeds from the Secondary Offering. The expenses of the Offering, other than the Underwriters’ fee, are estimated to be approximately $       ●       , of which $       ●       will be paid by the Company and $       ●       will be paid by the Selling Shareholders. The Company is required to pay such expenses of the Offering under the Registration Rights Agreement among the Company and the Selling Shareholders.

See “Arrangements with Major Shareholders”. The Underwriters’ fee for the Treasury Offering will be paid by the Company and the Underwriters’ fee for the Secondary Offering will be paid by the Selling Shareholders.

PLAN OF DISTRIBUTION

      Pursuant to an underwriting agreement, or the Underwriting Agreement, dated        ●       , 2004 between the Company, the Selling Shareholders and BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc. and TD Securities Inc., collectively, the Underwriters, the Selling Shareholders have agreed to sell        ●       Shares, the Company has agreed to issue and sell        ●       Shares and the Underwriters have agreed to purchase, on        ●       , 2004 or on such other date as may be agreed upon, subject to the terms and conditions contained therein, and the approval of certain legal matters, all but not less than all of the Shares, for a total consideration of $       ●       payable in cash to the Company and $       ●       payable in cash to the Selling Shareholders. The offering price of the Shares was determined by negotiation among the Company, the Selling Shareholders (other than the affiliates of J.P. Morgan Securities Inc.) and the Underwriters. The Company and the Selling Shareholders have agreed to pay to the Underwriters an aggregate fee of $       ●       per Share sold and for services rendered in connection with the Offering.

      This Offering is being made concurrently in Canada and the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in Canada and the United States. The Shares will be offered in Canada and the United States through the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law, the Underwriters may offer the Shares outside of Canada and the United States.

      The Underwriters are obligated to take up and pay for all of the Shares offered hereby if any such shares are purchased under the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also may be terminated upon the occurrence of certain stated events including, without limiting the generality of the foregoing, those described in a “disaster out”, “market out” and “material change out” clause. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable Canadian and U.S. securities legislation, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

      Each of the Company and the Selling Shareholders has granted the Underwriters an option for 30 days to purchase from each of them, pro rata in accordance with the number of Shares sold by each of them in the Offering, up to an additional        ●       Common Shares at the offering price to the public, less the Underwriters’ fee to cover over-allotments, if any.

      TIW and each of the Selling Shareholders has agreed that, without the prior written consent of the Underwriters, it will not, during the period ending 90 days after the closing of this Offering, or the “Lock-up Period”, offer, sell, contract to sell, pledge or otherwise dispose of, in each case, for cash, (or enter into any such transaction or other transaction which is designed to result in such disposition, whether by actual disposition or the transfer of the economic risks or benefits of ownership of Common Shares, due to cash settlement or otherwise), directly or indirectly, any Common Shares or securities convertible or exercisable into Common Shares, or publicly announce an intention to effect such a transaction, other than, with respect to TIW, (i) for purposes of directors’, officers’ or employee stock options or other share plans, including employee stock purchase plan deduction, or other outstanding rights issued at the day hereof, and (ii) issuances or sales of Common Shares to minority shareholders of MobiFon, TIW Czech or ClearWave, provided such issuances or sales are completed on a private placement basis and the acquirors of such Common Shares agree in writing to be bound by the restrictions described in this paragraph for the remaining term of the Lock-up Period.

      The Underwriters are offering the Shares, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part and the right is reserved to close the subscription books at any time without notice.

      Pursuant to policy statements of the Ontario Securities Commission and the Autorité des Marchés Financiers (Québec), the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the by-laws and rules of the TSX and Nasdaq relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

      In connection with this Offering, the Underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in this Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. The Underwriters also may impose a penalty bid by which selling concessions allowed to syndicate members or other broker-dealers in respect of Common Shares sold in the Offering for their account may be reclaimed by the syndicate if such Common Shares are repurchased by the syndicate in stabilizing or covering transactions.

      These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time and, in any event, will be discontinued 30 days after the closing of the Offering. These transactions may be effected on Nasdaq, the TSX, in the over-the-counter market or otherwise.

      Each of the Underwriters has represented and agreed that (i) it has not offered or sold, and will not offer or sell, any Shares to any persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied with, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of England with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on in the United Kingdom any document received by it in connection with the sale of the Shares (which has not been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 of England) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or is a person to whom the document may otherwise be lawfully be issued or passed on and will ensure that such document is not relied upon by any other person.

      Each of the Underwriters has agreed not to make any public offering of Shares in any jurisdiction outside of Canada and the United States where any additional action is required by the Underwriters, the Company or the Selling Shareholders under the laws of such jurisdiction in connection with such a public offering.

      Each of the Underwriters (or their respective affiliates) has performed, and may continue to perform, from time to time various investment or commercial banking services for the Company.

      J.P. Morgan Securities Inc., one of the Underwriters, is an affiliate of Chase Manhattan International Limited, a financial institution which is one of the lenders under the senior credit facility of Ceský Mobil. See “Description of Existing Indebtedness — Senior Credit Facility of Ceský Mobil”. As of the date hereof, Ceský Mobil is in compliance with the terms of its indebtedness to the lenders under its senior credit facility. None of the proceeds from the Offering will be paid to Ceský Mobil, nor will any proceeds be used to reduce amounts outstanding under the credit facility. J.P. Morgan Securities Inc. will not receive any benefit in connection with this Offering other than its portion of the Underwriters’ fee payable by the Company and the Selling Shareholders.

      Affiliates of JPMP that own, in aggregate, 16,585,085 Common Shares and 35,000,000 non-voting preferred shares which will be converted in accordance with their terms into 7,000,000 Common Shares upon consummation of the Offering, are Selling Shareholders in the Secondary Offering and are affiliates of J.P. Morgan Securities Inc., one of the Underwriters. Consequently, these Selling Shareholders are “related issuers” of J.P. Morgan Securities Inc. under applicable Canadian securities laws. Affiliates of JPMP that are Selling Shareholders have not participated in the negotiation of the offering price of the Shares as between TIW, the Underwriters and the other Selling Shareholders. In addition, Michael R. Hannon, Jonathan Charles Carter-Meggs and Jacques A. Drouin, directors of the Company, are also, respectively, Partner of JPMP, Partner of JPMP and Managing Director of Lazard & Co., Limited, an affiliate of Lazard Frères & Co. LLC. Each of the Underwriters other than J.P. Morgan Securities Inc. is an “independent underwriter” for the purposes of applicable Canadian securities laws in connection with this Offering.

      Because more than ten percent of the proceeds of this Offering, not including underwriting compensation, may be received by entities that are affiliated with members of the National Association of Securities Dealers, Inc., or NASD, this Offering is being conducted in compliance with NASD Conduct Rule 2710(c)(8). Because of the ownership of Common Shares by affiliates of JPMP discussed above, this Offering also is being made pursuant to the provisions of NASD Conduct Rule 2720. Pursuant to these rules, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our Common Shares.

RISK FACTORS

      You should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this short form prospectus before purchasing our Common Shares. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business operations and cause the price of our Common Shares to decline. If any of the following risks actually occurs, our business could be harmed. In that event, the trading price of our Common Shares could decline, and you may lose all or part of your investment.

We have substantial consolidated indebtedness, and we will require a significant amount of cash to service our indebtedness.

      As of December 31, 2003, our total consolidated indebtedness was $1.1 billion, of which $1.5 million was debt of TIW, $220.1 million of MobiFon Holdings, $312.7 million of MobiFon and $587.2 million of Ceský Mobil. MobiFon’s and Ceský Mobil’s total debt position in accordance with U.S. GAAP, including long term unrealized losses associated with derivative financial instrument positions was $315.3 million and $621.0 million, respectively.

      The level and the terms of our indebtedness could have important consequences, including that:

•	the debt service requirements may become so high that we have difficulty making debt service payments on our outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

•	our ability to pay dividends will be reduced, assuming we are otherwise permitted to pay dividends under the restrictive covenants contained in our debt instruments;

•	our ability to obtain additional debt financing may be limited;

•	our ability to pay interest on our debt and finance our activities may be limited by cash sweep provisions requiring us to repay the principal outstanding on our indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

•	our flexibility in reacting to changes in our business and market conditions may be reduced.

      Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

      To date, assets of our operating companies have secured certain of the debt financing obtained by the operating companies, and it is likely that any debt financing our operating companies obtain in the foreseeable future will also be secured. The pledge of assets to secure debt financing may make it substantially more difficult to obtain additional financing from other sources.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

      We may be able to incur substantial additional indebtedness in the future. At the corporate level, we are not contractually limited or prohibited from incurring indebtedness. Under the terms of their current debt instruments, our subsidiaries and operating companies are not fully prohibited from incurring additional indebtedness. As of December 31, 2003, our operating companies were entitled to draw additional borrowings of $32.6 million under their working capital facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

      The business of our operations is capital-intensive. Our operating companies expect to have significant future capital requirements, particularly in relation to the expansion of their wireless operations, the acquisition of licences and the servicing of their debt. Our operating companies intend to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, funding from shareholders’ contributions and through other externally generated funds such as disposition of assets, the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, financial market conditions, our and such operating companies’ financial and operating performance and prospects and market perceptions thereof. There can be no assurance that our operating companies will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could result in the loss or revocation of licenses held by the operating companies or require that certain planned projects be delayed or abandoned.

The terms of our indebtedness require us to meet various covenants and limit our ability to engage in various transactions, which may adversely affect us.

      Certain of our subsidiaries and operating companies are required to maintain financial ratios and satisfy financial condition tests pursuant to the terms of their indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, such indebtedness contains a number of provisions that limit their ability to:

•	incur additional indebtedness;

•	pay dividends or distributions on or repurchase their capital stock;

•	repay intercompany debt;

•	issue preferred stock of subsidiaries;

•	make certain investments;

•	create liens to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets.

      We may not be able to comply with these covenants in the future, and we may not be able to obtain waivers if we breach a covenant in the future. A breach under any of the covenants in our debt instruments may result in a default or a cross-default under other debt instruments, which may cause our debts to become immediately due at a time when we are unable to pay them.

      In addition, our operating companies have uncommitted working capital facilities that the lenders may terminate at any time, and the lenders may refuse any request to draw on these facilities. If these facilities are terminated by the lenders or repayment of outstanding balances is demanded, we may need to obtain additional short-term financing to meet our cash flow needs. Insufficient working capital could result in our being unable to finance the day-to-day operations of our business, which could reduce our revenues and adversely affect the quality of our services.

We have a history of operating losses and may lose money in the future.

      We have sustained significant losses since inception. As of December 31, 2003, we had an accumulated deficit of $1.2 billion. Although we generated income from continuing operations before non-controlling interest and income taxes of $102.7 million and $67.3 million in 2003 and 2002, respectively, these results include non-recurring gains on investments and financing activities of $19.4 million and $81.6 million, respectively. Our net income was $11.9 million versus net losses of $(127.2) million and $(253.7) million for the years ended December 31, 2003, 2002 and 2001.

While we have achieved operating profitability in 2002 and 2003 with respect to our continuing operations, there can be no assurance that we will be able to sustain or improve operating profitability in the future. Failure to sustain or improve operating profitability would adversely affect our ability to service our indebtedness.

      With the exception of the last three quarters of 2003, our subsidiary Ceský Mobil has generated substantial operating losses since inception and may continue to generate operating losses in the future. In addition, while Ceský Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations in the past and continues to generate net losses. There can be no assurance that our operations can improve their profitability or that they will generate net earnings and enough positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted.

Our holding company structure may make it difficult to access cash flow from our operating companies.

      We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through our indirectly held operating companies, MobiFon and Ceský Mobil. Our cash flow depends upon the ability of our subsidiaries to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and, except for intercompany loans owed to us, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us. Any right we may have to receive assets of our subsidiaries or operating companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of such subsidiaries’ and operating companies’ respective creditors, including, without limitation, tax authorities, trade creditors and lenders.

      We may be unable to access the cash flow, if any, of our operating companies because:

•	we may not have the necessary control, by ourselves, to cause such entities to pay dividends to their equity holders;

•	certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends and distributions, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future; and

•	it can be expected that Ceský Mobil will generally reinvest all of its free cash flow after debt servicing in its business for the foreseeable future and that MobiFon may reinvest part of its free cash flow after debt servicing in its business for the foreseeable future.

Our quarterly revenues and operating results are volatile.

      Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that our future quarterly operating results will be below the expectations of public market analysts or investors. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. As a result, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. Our quarterly results may fluctuate as a result of a variety of factors, including:

•	the size of our subscriber base;

•	changes in pricing by us or our competitors;

•	increased competition;

•	the nature and effectiveness of investments made by us;

•	growth or cancellations of service contracts;

•	developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

•	general economic conditions.

Our revenues are unpredictable, and our revenue sources are short-term in nature.

      Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenue, are unpredictable. We do not require our prepaid subscribers and some of our postpaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require most of our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

Any development or growth on our part could increase our indebtedness and our expenses.

      We have grown rapidly since our inception in 1992. As part of our development strategy, we consider development and acquisition opportunities in the wireless telecommunications industry on an ongoing basis and at any time may be engaged in various stages of discussions regarding such opportunities or the increase of our equity participation in our existing operations. Such growth strategy presents the risks inherent in identifying and assessing the value, strengths and weaknesses of development and acquisition opportunities, in evaluating the costs and uncertain returns of building and expanding our networks and to integrating and managing the operations of additional networks. Our growth strategy will place significant demands on our operational, financial and marketing resources and will result in our subsidiaries, operating companies, and us incurring substantial additional indebtedness. In addition to the risks associated with increased leverage, there can be no assurance that:

•	we will be able to correctly identify appropriate investment opportunities, successfully complete any acquisitions or deploy or improve our networks following the acquisition of new licenses, such as any UMTS licenses, or successfully manage any businesses we may acquire; or

•	we will not incur significant unanticipated expenses.

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

      Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

•	contractual rights in favor of our co-shareholders including, in certain cases, co-sale rights, tag-along rights, or rights of first refusal (see “— Arrangements among shareholders of MobiFon and TIW Czech could make it harder for us to engage in transactions that could benefit our shareholders”);

•	provisions in local operating licenses and local governmental regulations that, in certain cases, may restrict or prohibit the transfer of our ownership interests in such operating companies; and

•	change of control provisions in our operating companies’ senior credit facilities may restrict or prohibit the transfer of our ownership interests in such operating companies.

      Moreover, we have been required, along with local partners, to pledge our equity interests in MobiFon and Ceský Mobil to secure credit facilities obtained by those operating companies, and we may be prohibited from or restricted in transferring or otherwise disposing of such equity interests so long as they are pledged as collateral for those credit facilities. In addition, our operating companies currently have no publicly traded securities, and there can be no assurance that there will in the future be either a public or private market for the securities of our operating companies. As a result, our ability to liquidate any or all of our investments may be substantially limited.

      Even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Arrangements among shareholders of MobiFon and TIW Czech could make it harder for us to engage in transactions that could benefit our shareholders.

      Under MobiFon’s contract of association, which forms part of its constitutive documents, rights of first refusal on transfers of shares in MobiFon apply to direct sales of MobiFon shares. These rights of first refusal also apply to indirect sales of shares of MobiFon, such as a sale of shares of MobiFon Holdings and of ClearWave, in the event that the shares of MobiFon held by these companies represent more than 25% of the fair market value of these companies’ assets. These indirect rights of first refusal entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by us upon a sale of equity shares of certain of our subsidiaries at comparable value. ClearWave obtained from Vodafone Europe B.V., or Vodafone, a holder of more than 20% of the outstanding shares of MobiFon, a conditional waiver of its right of first refusal in the case of certain transactions affecting the equity shares of ClearWave. In consideration of the waiver, we agreed with Vodafone that, among other things, Vodafone will have the right, in the event of a change of voting control of ClearWave, to purchase from us that number of shares in MobiFon necessary to increase Vodafone’s equity interest in MobiFon to 50.1%.

      Therefore, the sale of equity shares of MobiFon Holdings or ClearWave by us may require us, under MobiFon’s contract of association as well as Vodafone’s waiver agreement, to sell our shares in MobiFon to minority shareholders in MobiFon.

      We and our co-shareholders in TIW Czech have entered into certain shareholders arrangements pursuant to which shareholders were granted rights of first refusal and tag-along rights on sales of shares in TIW Czech and, in certain circumstances, tag-along rights to sell their shares in TIW Czech following a sale of our shares in ClearWave. We also have entered into similar arrangements with certain shareholders in MobiFon under which these shareholders were granted tag-along rights to sell their shares in MobiFon following a sale of our shares in ClearWave.

      Theses rights of first refusal and tag-along rights may impede our ability to dispose of our interests in MobiFon, TIW Czech or ClearWave on commercially acceptable terms.

We may be required to dispose of our shares of TIW Czech if an offer is made upon terms more favorable than those pursuant to which we are prepared to acquire the shares of our co-shareholders.

      Under the terms of the unanimous shareholder’s agreement for TIW Czech, the shareholders of TIW Czech contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave to take place prior to December 3, 2004 as a liquidity event. We currently expect that it is unlikely any such offering will be achieved by that date. In the event the shareholders of TIW Czech have not otherwise achieved liquidity through the exercise of their tag-along rights or the exercise by us of our drag-along rights, the TIW Czech shareholders shall proceed after December 3, 2004 to an orderly sale process of TIW Czech, unless shareholders of TIW Czech holding 80% of the equity decide otherwise. In that event, TIW Czech must use its best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. In the event we do not exercise such preemptive right and a third party presents an offer which is accepted by the other shareholders, we will be required to dispose of our TIW Czech shares under the terms of such offer by the third party.

We may issue additional Common Shares as part of our corporate simplification strategy which could dilute our share capital.

      Pursuant to an amended and restated exit agreement dated May 3, 2001, in the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, may, subject to certain conditions, require TIWC or, at TIWC’s option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation. This price shall be payable, at our option, in cash or in our marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. The exit agreement states that the sole obligation of the minority investors in the event that they exercise this right shall be to transfer good title to their MobiFon shares free from any pledge, lien or other encumbrance. Amounts due under MobiFon’s senior credit facility are secured by security interests in, among other things, MobiFon’s share capital held by all MobiFon’s shareholders. See “Description of Existing Indebtedness”.

      In addition, we may elect to issue additional Common Shares, or securities convertible into our Common Shares, from time to time in order to effectuate our strategy of simplifying our corporate structure through elimination of minority interests in our subsidiaries and operating companies. See “The Company — Strategy”. Any such issuances may be material in relation to the number of our currently outstanding Common Shares. Although we would attempt to structure such issuances to minimize dilution to the then-existing shareholders, we cannot assure that this would be the result in each case.

We account for the rights of the minority shareholders in our operating subsidiaries and their lenders when we make management decisions.

      Although we may have voting control over our operating subsidiaries, we may have to take into account the rights of their minority shareholders when making management decisions. For instance, although we have voting control over MobiFon and appoint all senior officers other than the chief technology officer, we do not have the ability to elect a majority of the members of MobiFon’s board of directors. The rights of MobiFon’s shareholders to appoint representatives to MobiFon’s board of directors are provided in MobiFon’s statutes, which form part of its constitutive documents. In the case of certain significant business and financial decisions, such as a change in dividend policy, which currently is to maximize dividends, approval is required by shareholders holding at least 75% of the voting shares of MobiFon. Certain other decisions that concern matters set forth in MobiFon’s contract of association require unanimous approval. In addition, we have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders, require consensus between us and Vodafone, with both parties using their best efforts to achieve consensus. Accordingly, we may need to take into account the views of, or compromise with, MobiFon’s minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of MobiFon.

      In addition, the lenders under MobiFon’s and Ceský Mobil’s senior credit facilities have a number of approval and veto rights over how we operate these businesses. These rights can be used effectively to limit our discretion in managing our operations, for example by requiring us to focus on generating sufficient cash flow to pay principal and interest on our debt and restricting us from making further investments in our business.

The international nature of our operations may make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

      We are incorporated under the laws of Canada and our subsidiaries are incorporated under the laws of various jurisdictions, including Romania, the Czech Republic and The Netherlands, and conduct operations in different countries. Consequently, there can be no assurance that the laws and regulations of Canada, Romania, the Czech Republic and The Netherlands or one or more countries in which our subsidiaries are organized or operate could apply to litigation or bankruptcy proceedings, which could make the outcome of litigation, bankruptcy proceedings or enforcement of your rights difficult to predict.

Litigation regarding the ownership of our disposed Brazilian operations has been settled but could recommence.

      On March 26, 2003, we indirectly disposed of our entire interest in Telpart Participaçoes S.A., or Telpart, and settled or terminated all litigation which related to such interest. In July 2000 we and certain co-investors in our Brazilian operations had initiated legal proceedings against certain affiliates of Banco Opportunity which were co-investors in or managed certain funds invested in Telpart. The proceedings sought to enjoin the affiliates of Banco Opportunity in respect of the control over Telpart. Considerable litigation in various jurisdictions among the partners followed the institution of these proceedings. Although all such litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. In addition, we may be subject to investigations or proceedings in relation to our past equity participation in Telpart. We have received a letter from counsel to certain indirect investors in Telpart requesting discussions with a view to an amicable settlement of a purported violation of a memorandum of understanding that two of our subsidiaries had with these investors. The investors claim that the violation resulted from our disposition of the subsidiary that indirectly owned our Brazilian interests. We have agreed to meet with the investors to discuss the matter.

We operate in developing countries, which may increase our operating costs and restrict our ability to transfer funds from our operating companies to ourselves and expose us to other risks.

      We currently operate in developing countries where governments have exercised and continue to exercise influence over many aspects of the private sector, and we may continue to invest in developing countries. In some cases, the government controls companies that are or may in the future become our competitors or companies, such as national telephone companies, upon which our operations may depend for required interconnections to landline telephone networks and other services. We are exposed to greater risks of war, embargoes, expropriation, nationalization with or without compensation, confiscatory taxation, renegotiation or nullification of existing concessions and contracts, corruption, fluctuating currency values, hard currency shortages and currency controls than companies with operations concentrated in North America or countries of the EU. For instance, MobiFon, our operating subsidiary from which we derive a substantial part of our revenues and operating income, operates in Romania, a country that is in the process of transitioning from a centrally planned economy to a free-market economy and, as a result, is subject to significant macroeconomic risks. The government of Romania is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest.

      Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in the countries where we operate may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

      In addition, local corporate or tax laws, foreign exchange controls or other restrictions may effectively prevent or restrict the payment of dividends, the repatriation of such dividends or other transfers of funds to us or the exchange of local currency for dollars. Foreign exchange controls also could restrict the ability of our operating companies to pay debt. The operating companies may also experience increased credit and collection difficulties in certain developing countries where credit verification systems are not yet adequately developed.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

      Our operations depend, in large part, on the economics of the markets in which we have interests. Those markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. Many developing countries, such as Romania, have experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. Inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economies and securities markets of certain developing countries which in turn may have adverse effects on operations in those countries, including the ability to obtain financing, the ability of subscribers to pay for services provided by the operating companies or the ability to support the growth of such operations.

      The value of our investment in Ceský Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders’ equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Ceský Mobil reports its results of operations in the local currency, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Koruna and the U.S. dollar. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management’s objectives and strategies with respect to managing such exposures. Prior to June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as MobiFon’s measurement currency. Each fiscal quarter, we make an assessment as to whether Romania is still defined as a highly inflationary economy, in order to determine whether a further assessment is needed as to which currency should be MobiFon’s functional currency for subsequent fiscal quarters. As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be MobiFon’s functional currency. MobiFon’s borrowings are in U.S. dollars and tariffs are set in U.S. dollars. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the progression of Romania towards the Euro, MobiFon’s functional currency may change and exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the U.S. dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us.

      Any revenues operating companies generate will generally be paid to the operating companies in the local currency. By contrast, some significant liabilities of the operating companies, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could have a material adverse effect on us.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

      Our operations are subject to governmental regulation, which may change from time to time. To date, certain operating companies have been subject to service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and requirements that the operating companies or development projects complete construction and meet network coverage tests or commence commercial operation of the networks by specified deadlines and other requirements. In addition, licenses may contain restrictions on foreign ownership or share transfers. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems.

      The ability of our operations to retain and exploit their existing telecommunications licenses and to renew them on favorable terms when they expire is essential to our operations. The governmental agencies responsible for the administration of licenses may, however, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we, along with our operating companies, may have limited or no legal recourse if these events occur. In certain cases, the governmental issuer has explicitly reserved the right to modify certain license terms, to terminate the license in the public interest and to take over the operating company’s network and services in the interest of national security. There can be no assurance that our operations will be able to retain or renew their licenses or satisfy the conditions of such licenses or that the restrictions imposed upon such licenses will permit the commercial exploitation of such licenses, any of which could have a material adverse effect on us.

      We believe that the opportunity to acquire substantial new wireless telecommunications licenses in our target markets will exist only for a limited time. Although our operating companies have obtained certain operating licenses through private negotiations or without having to participate in competitive financial bidding processes, governments of developed and developing countries are increasingly requiring financial bidding for licenses. This requirement has increased the cost of these licenses, and may restrict our ability to obtain additional licenses. Furthermore, relevant governmental authorities may grant additional licenses with respect to the same or different technologies and covering the same geographical areas as the operating companies’ licenses and may preclude us from competing for such additional licenses. The availability of only limited frequency ranges may provide some protection against the issuance of competing licenses.

      Our operations also are subject to laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

We are subject to anti-monopoly regulation, which could restrict our business.

      Our operating companies in Romania and the Czech Republic are subject to oversight by competition regulatory authorities, which regulate companies deemed to be a dominant force in, or a monopolist of, a market. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because competition laws in Romania and the Czech Republic do not clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the licensed regions could trigger close scrutiny by competition regulatory authorities of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

Competition in our markets could increase our churn rates and decrease our average revenue per user, which would adversely affect our operating income.

      An increase in our churn rates may raise our operating costs, as we seek to add a greater number of new customers to maintain our subscriber growth. Our aggressive pricing strategy in the Czech Republic, and the future response to that strategy by our competitors, as well as any future aggressive pricing strategies of our competitors in Romania, could lead to increased, or more volatile, churn rates as well as lower ARPU. The growth of consumer awareness, additional service offerings from competitors and an increased focus on the retail consumer market segment may increase churn rates and reduce ARPU.

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses and recognize less revenue.

      The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness may be limited in certain of our target markets where the use of credit reporting agencies is less common. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plans.

      Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel, both at holding and operating company levels. There can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. In addition, the loss of the services of one or more members of our senior management team could have a material adverse effect on us.

We compete with companies that have greater resources than we have.

      The wireless telecommunications industry is highly competitive. A number of large international telecommunications companies are actively engaged in programs to develop and commercialize wireless telecommunications services in both developing and developed countries. In many cases, we will also compete against landline carriers, including government-owned telephone companies. Most of these companies have substantially greater financial and other resources, research and development staffs and technical and marketing capabilities than we do. We believe that there is increasing competition for additional licenses and increased competition to the extent others obtain such licenses.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or non-competitive.

      We may face competition from new technologies and services introduced in the future. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction of new standards for mobile communications, such as EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. There can be no assurance that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, there can be no assurance that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with its existing technology. The government in Romania has announced its intention to award four third-generation mobile telecommunication licenses, of which at least one shall be the UMTS standard. If MobiFon acquires such a license, it may not be successful in modifying its network infrastructure in a timely and cost-effective manner to facilitate the integration of this new technology, which could adversely affect the quality of its services, the results of its operations and its business and prospects.

      Our competitors in the Czech Republic acquired UMTS licenses in December 2001. If Ceský Mobil decides not to pursue the acquisition of the third UMTS license offered by the Czech government, the deployment of UMTS networks by its competitors could make the products and services of Ceský Mobil less attractive. As a result, Ceský Mobil’s revenues and our results of operations, business and prospects could be adversely affected.

Our inability to maintain agreements with other telecommunications providers upon which we rely to connect calls originating or terminating outside of our networks may result in an interruption of our service and a possible loss of customers.

      The success of our wireless systems will in some cases depend upon services provided by other telecommunications providers, some of which are our competitors. For example, the operating companies generally require interconnection agreements with national or regional telephone companies in order for their wireless systems to connect with landline telephone systems, and may require the use of other microwave or fiber optic networks to link their wireless systems. Although our operating companies have entered into required interconnection agreements or have interconnection arrangements in place, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to the operating company could have a material adverse effect on us.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our license.

      Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to technological disruptions. The services we provide may be subject to disruptions resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	power loss;

•	hardware and software defects;

•	capacity limitations;

•	fire, earthquake, flood and other natural disasters;

•	sabotage, acts of terrorism and vandalism;

•	computer viruses or other unauthorized use of or alterations to our network and information technology infrastructure; and

•	unauthorized use by third parties of our network and internet service provider facilities to conduct fraudulent or other illegal activities.

      Problems with our switches, base station controllers, network backbone or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our network. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business.

If we do not comply with the U.S. Foreign Corrupt Practices Act, we and our board of management may become subject to monetary or criminal penalties.

      We are subject to the U.S. Foreign Corrupt Practices Act and comparable legislation in other jurisdictions, which generally prohibits companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We have in the past and will continue in the future to take precautions to comply with such legislation, including maintenance of formal compliance policies. However, these precautions may not protect us against liability under such legislation, particularly as a result of actions that may be taken in the future by agents and other intermediaries through whom we may have exposure under such legislation even though we may have limited or no ability to control such persons.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of cellular telephones, which could result in our having to change our business plan or reduce our subscriber revenues.

      There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

CERTAIN CANADIAN AND U.S. INCOME TAX CONSIDERATIONS

      The Company has been advised by Fasken Martineau DuMoulin LLP, Montreal, Québec, with respect to Canadian law, and by Pillsbury Winthrop LLP, New York, New York, with respect to United States law, regarding certain Canadian and United States federal income tax considerations relating to an investment in Shares.

      The discussion below is a summary of the principal United States and Canadian federal income tax considerations relating to an investment in Shares. The discussion does not take into account the individual circumstances of any particular investor. Therefore, prospective purchasers of Shares should consult their own tax advisors for advice concerning the tax consequences of an investment in Shares based on their particular circumstances, including any consequences of an investment in Shares arising under state, provincial or local tax laws or the tax laws of any jurisdiction other than the United States or Canada.

      The United States and Canada are parties to an income tax treaty and accompanying protocols (the “Canada-United States Income Tax Convention”). In general, the Canada-United States Income Tax Convention does not have an adverse effect on holders of Shares.

Canadian Federal Income Tax Considerations

      In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Ogilvy Renault, a general partnership, counsel to the Underwriters (hereinafter “counsels”), the following is a summary of the principal Canadian federal income tax considerations generally applicable to the ownership and disposition of the Shares purchased by persons who, at all relevant times and within the meaning of the Income Tax Act (Canada) (“Tax Act”), deal at arm’s length with the Company, are not affiliated with the Company and who hold or will hold the Shares as capital property (“Holder”).

      The Tax Act contains provisions relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing (the “Mark-to-Market Rules”). This summary does not take into account the Mark-to-Market Rules and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

      This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, all specific proposals to amend the Tax Act thereunder that have been publicly announced by the Minister of Finance of Canada prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative policies and assessing practices of the Canada Customs and Revenue Agency. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law whether by judicial, regulatory, administrative or legislative action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance of Canada.

      This summary is of a general nature only and is not intended to be, nor should it be relied upon or construed to be, legal or tax advice to any particular prospective purchaser. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a Holder. Accordingly, prospective purchasers of the Shares should consult their own tax advisors with respect to their own particular circumstances.

      All amounts relevant in computing the liability of a Holder are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

Residents of Canada

      This part of the summary is generally applicable to persons, who, at all relevant times and within the meaning of the Tax Act and any bilateral income tax convention, are resident of Canada.

Taxation of Dividends

      Dividends received by an individual Holder on the Shares will be included in the individual’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received by an individual may be subject to alternative minimum tax under the Tax Act, depending on the particular circumstances of the individual.

      Dividends received by a Holder that is a corporation will generally be deductible in computing such corporate Holder’s taxable income. A Holder that is a private corporation may be liable to pay refundable tax under Part IV of the Tax Act on dividends received on the Shares to the extent that such dividends are deductible in computing the corporation’s taxable income. A corporation other than a private corporation which is controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may also be liable to pay refundable tax under Part IV of the Tax Act.

Disposition of Shares

      In general, a disposition or a deemed disposition of the Shares will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Shares, net of the costs of disposition, if any, exceed (or are less than) the adjusted cost base of the Shares. For this purpose, the adjusted cost base of a Holder of the Shares will generally be determined by averaging the cost of the Shares held at that time by the Holder.

      One-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year may be deducted from any taxable capital gains of the Holder in the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains of the Holder realized in any of the three preceding years or any subsequent year (in accordance with the rules contained in the Tax Act). A capital loss realized by a Holder that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary will be reduced by the amount of dividends received in certain circumstances. Capital gains realized by an individual may give rise to liability for alternative minimum tax.

Additional Refundable Tax

      A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Non-Residents of Canada

      The following part of the summary is generally applicable to persons who, at all relevant times for the purposes of the Tax Act and any applicable bilateral income tax convention, are not resident or are not deemed to be resident in Canada.

Taxation of Dividends

      Dividends, including deemed dividends and stock dividends, paid or credited to a non-resident of Canada on the Shares are subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of such dividends, subject to reduction under the provisions of any applicable bilateral income tax convention. The Canada-United States Income Tax Convention generally reduces the rate of withholding tax to 15% of any dividends paid or credited to Holders who are residents of the United States for the purposes of the Canada-United States Income Tax Convention (or 5% in the case of corporate U.S. shareholders who are the beneficial owners of at least 10% of the voting stock of the Company).

Disposition of Shares

      Capital gains realized on the disposition of Shares by a non-resident of Canada will not be subject to tax under the Tax Act unless such Shares are taxable Canadian property within the meaning of the Tax Act at the time of disposition. Shares will generally not be taxable Canadian property of a Holder unless, at any time during the five-year period immediately preceding a disposition, the Holder, persons with whom the Holder did not deal at arm’s length or the Holder together with such persons owned, had an interest in or had the right to acquire 25% or more of the issued shares of any class or series of the Company. Even if the Shares constitute taxable Canadian property to a particular Holder, an exemption from tax under the Tax Act may be available under the provisions of any applicable bilateral income tax convention, including the Canada-United States Income Tax Convention.

United States Federal Income Tax Considerations

      Following is a summary of the principal U.S. federal income tax consequences to a U.S. holder (as defined below) of investing in Shares. This summary applies to a U.S. holder that will hold Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not discuss the tax consequences to any particular holder and does not address holders who may be subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, real estate investment companies, regulated investment companies, U.S. expatriate individuals, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold Shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes or persons that have a functional currency other than the U.S. dollar. This summary does not apply to U.S. holders that own, directly or indirectly, 10% or more of our equity (measured by vote or value).

      This summary is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date of this short form prospectus. All of the foregoing are subject to change at any time, and any change could be applied retroactively.

      For purposes of this summary, a “U.S. holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

      If a partnership holds Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that hold Shares are urged to consult their tax advisors.

      U.S. holders of Shares are urged to consult their own tax advisors with respect to the tax consequences to them of owning and disposing of Shares in light of their particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

Dividends

      U.S. holders will include as dividend income any distributions of cash or property, other than certain pro rata distributions of stock, with respect to Shares to the extent the distributions are made from the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend in income at the time of actual or constructive receipt. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Shares and thereafter as capital gain. Notwithstanding the foregoing, the Company does not intend to maintain calculations of its earnings and profits, as determined for U.S. federal income tax purposes, and, consequently, any distributions generally must be reported as dividend income for U.S. information reporting purposes. See “— Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by the Company will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

      For taxable years beginning before January 1, 2009, dividends received from a “qualified foreign corporation” by a U.S. holder who is an individual are eligible for preferential U.S. federal income tax rates, subject to certain minimum holding period requirements and other limitations. The Company must make a determination as to whether a dividend is eligible for the preferential rate at the time the dividend is paid and report to you the amount of dividends, if any, that so qualify.

      The U.S. dollar value of distributions paid by the Company in Canadian dollars, including any Canadian withholding taxes, will be calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the distribution, regardless of whether the dividend is converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of actual or constructive receipt, a U.S. holder generally should not be required to recognize any foreign currency exchange gain or loss. Any foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

      Dividends received by a U.S. holder with respect to Shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to Shares will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.”

      Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Canadian taxes withheld by the Company. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for a particular tax year, such election will apply to all foreign taxes paid by or on behalf of the U.S. holder in the particular year.

      You are urged to consult your tax adviser as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction. See “Canadian Federal Income Tax Considerations — Non Residents of Canada.”

Sale or Exchange of Shares

      A U.S. holder generally will recognize capital gain or loss on a sale, exchange or other disposition of Shares equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the Shares. This gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the Shares for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital loss is subject to limitations for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

      The Code provides special anti-deferral rules regarding certain distributions received by U.S. shareholders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a “passive foreign investment company” (“PFIC”). A foreign corporation will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%. If the Company were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on the sale of the Shares held by them as ordinary income and pay an interest charge on the value of the deferral of their U.S. federal income tax attributable to such gain, and (ii) dividends paid by the Company to U.S. holders would not be eligible for the preferential U.S. federal income tax rates applicable to U.S. holders that are individuals (see — “Dividends” above) and could also be subject to an interest charge. If the Company were to be classified as a PFIC in any taxable year, you are urged to consult your tax advisor as to the availability of certain elections (including mark-to-market or “qualified electing fund” elections) that may mitigate the adverse effects of PFIC status and the consequences to you of making them.

      The Company believes that it will not be a PFIC for the taxable year ending December 31, 2004. A foreign corporation’s status as a PFIC, however, is a factual determination that is made annually and thus may be subject to change.

Backup Withholding Tax and Information Reporting Requirements

      U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate U.S. holders (other than “exempt recipients”) of Shares made in the United States. Information reporting will apply to payments of dividends on, and the proceeds from the disposition of, Shares within the United States to a U.S. holder, other than an exempt recipient. For this purpose, exempt recipients include corporations and certain other persons that, when required, demonstrate their exempt status. Backup withholding at the applicable rate may also apply to any payments of dividends on, and the proceeds from the disposition of, Shares within the United States to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or refunded by the U.S. Internal Revenue Service.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Trust Company of Canada, at its principal offices in Vancouver, Calgary, Toronto and Montreal. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc., at its principal offices in Denver.

LEGAL MATTERS

      Certain legal matters in respect of the Offering will be passed upon on our behalf by Fasken Martineau DuMoulin LLP for matters of Canadian law, and Pillsbury Winthrop LLP, for matters of U.S. federal and New York State law. Certain legal matters in respect of the Offering will be passed upon on behalf of the Underwriters by Ogilvy Renault, a general partnership, for matters of Canadian law and by Cravath, Swaine & Moore LLP, for matters of U.S. federal and New York State law. Certain legal matters in respect of the Offering will be passed upon on behalf of the Selling Shareholders by their respective counsel. As of the date of this short form prospectus, the partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Company or of any associate or affiliate of the Company.

EXPERTS

      Our audited comparative annual Consolidated Financial Statements, including the Notes thereto, as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, reproduced herein, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon reproduced herein. The Consolidated Financial Statements are included herein in reliance on the report of such firm given upon its authority as expert in auditing and accounting. Ernst & Young LLP is located at 1 Place Ville Marie, Suite 2400, Montreal, Québec.

ANNEX A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
EXPLANATORY NOTES
EXCHANGE RATE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
FORWARD-LOOKING STATEMENTS
SUMMARY
THE COMPANY
BUSINESS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF EXISTING INDEBTEDNESS
ARRANGEMENTS WITH MAJOR SHAREHOLDERS
SELLING SHAREHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
RISK FACTORS
CERTAIN CANADIAN AND U.S. INCOME TAX CONSIDERATIONS
TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
EXPERTS
CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 AND 2002
EX-3.1
EX-4.8
EX-4.9
EX-4.10
EX-5.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

Our Operating and Financial Review and Prospects

      Our Operating and Financial Review and Prospects, prepared as of March 4, 2004, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. Additional information relative to the Company, including the Company’s Form 20-F, is available through SEDAR at www.sedar.com.

Overview

      We provide wireless voice and data services. Our continuing operations consist of wireless operations in Romania and the Czech Republic. As of December 31, 2003, we and our wholly owned subsidiary, TIWC, together held an 86.8% equity interest and a 95.3% voting interest in ClearWave. As of December 31, 2003, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings, which owned 57.7% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. ClearWave also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech, which owned 96.3% of the equity and voting rights of Ceský Mobil, our Czech Republic operating subsidiary. On November 5, 2003, we increased our equity and voting rights in ClearWave by 1.2% and 0.4%, respectively, by acquiring 1,009,300 class A subordinate voting shares of ClearWave from an institutional investor in exchange for the issuance of 1,374,666 of our Common Shares.

      On March 4, 2004, we entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders in consideration for a combination of our Common Shares and cash. The class A subordinate voting shares of ClearWave to be acquired represent a 13.0% equity interest and a 4.6% voting interest in ClearWave. As a result of these transactions, our direct and indirect equity and voting interest in ClearWave will increase to 99.8% and 99.9%, respectively. This transaction is conditional on the closing of an equity offering which includes a secondary and a primary portion, in which we raise sufficient funds to satisfy the cash components of the transaction.

      Of the total number of Class A subordinate voting shares to be acquired, a number (calculated as 13.7685% of the number of Common Shares sold by the selling shareholders under the secondary offering before the exercise of any over-allotment option, such number of Class A subordinate voting shares being referred to as the pro rata share number) will be paid in cash. The cash price per ClearWave share will be equal to 1.362, multiplied by the net proceeds per Common Share received by the selling shareholders under the secondary offering. If an over-allotment option is exercised, the cash consideration will be paid on an additional number of Class A subordinate voting shares of ClearWave that is proportionate to the size of the over-allotment option over the pro rata share number. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave shareholders will be purchased in exchange for our Common Shares, on the basis of one class A subordinate voting share for 1.362 Common Shares, unless the ClearWave shareholders exercise their option to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the offering, after deducting a discount of 10%.

      As of December 31, 2003, the wireless operations of MobiFon and Ceský Mobil together had 5,003,793 subscribers which, based on our percentage equity ownership in our operations, represents 2,044,000 equity subscribers. Our operations’ licenses entitle us to serve geographical areas that include approximately 31.9 million persons which, based on our percentage equity ownership in our operations, represents approximately 13.0 million persons, as of December 31, 2003. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

MobiFon

      Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2003, MobiFon was the market leader in Romania with an estimated 49.0% share of the cellular market and a total of 3,457,042 subscribers. Romania is the second largest market in Central and Eastern Europe with 22 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country’s economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2004 is estimated to be approximately 4.6% (actual GDP growth was 4.9% in each of 2003 and 2002 and 5.7% in 2001). Inflation fell to approximately 15.4% in 2003 (22.5% in 2002 and 34.5% in 2001). Consequently, Romania’s currency, the Leu, has been stabilizing. Romania’s sovereign debt is currently rated BB by Standard and Poor’s and Ba3 by Moody’s compared to BB- and B1, respectively, as of December 31, 2002.

      Wireless penetration at the end of 2003 reached 32.6%, or 7.1 million customers, and the growth of penetration is expected to continue to drive MobiFon’s growth. During the fourth quarter of 2003, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 961,000 subscribers. The total number of new mobile customers was 71% higher than in the third quarter of 2003 and 140% higher for the same period in 2002. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed line penetration.

      Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing ClearWave’s and our ultimate ownership in MobiFon to 57.7% and 50.1%, respectively. On February 10, 2004, we entered into a definitive agreement to acquire 5.9% of MobiFon in exchange for our issuance of 12,971,119 of our Common Shares. Upon the closing of the transaction, we will increase our ultimate equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders’ pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by us. At a minimum, we will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 of our Common Shares. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, agreed to sell to the Company some of its shares in TIW Czech to us. Upon the closing of the acquisition of an additional 13.0% equity interest in ClearWave pursuant to an agreement entered into on March 4, 2004, our ultimate ownership in MobiFon will increase from 55.9% to 63.4%.

Ceský Mobil

      Ceský Mobil holds a license to provide GSM-based wireless services in the Czech Republic and launched commercial services in March 2000. As of December 31, 2003, we estimate that Ceský Mobil held a 16% share of the national wireless market and had a total of 1,546,751 subscribers. The Czech Republic has the second highest income per capita in Central and Eastern Europe. It is expected to join the European Union in May 2004 and enjoys a strong currency and robust economy, with forecasted GDP growth in 2004 according to the Economist Intelligence Unit of 4.0%, compared to an estimated 2.9% in 2003 and actual GDP growth of 2.0% in 2002. The Czech Republic’s sovereign debt also enjoys one of the highest credit ratings in Central and Eastern Europe with a Standard and Poor’s rating of A- and a Moody’s rating of A1.

      Ceský Mobil is the third operator to enter the wireless telecommunications market in the Czech Republic and continues to grow market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 44% and 40% of the market as of December 31, 2003, respectively. Year over year, Ceský Mobil increased its market share from 14% as of December 31, 2002 to 16% as of December 31, 2003.

      The Czech mobile market continues to grow as the penetration levels reached 95.2% as of December 31, 2003, or 9.7 million customers. This represents an increase of 12% year over year and 5.5% for the fourth quarter of 2003 over the fourth quarter of 2002. Despite penetration levels in the 90 percent range, the market potential for growth is expected to continue in part due to the increasing dual usage trend — estimated at 1.1 million users at the end of the fourth quarter of 2003. Continuing market churn, anticipated increases in dual usages, and the marketing efforts of all three operators are expected to result in continuing increases in market penetration for the foreseeable future.

      TIW Czech’s equity interest in Ceský Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. TIW Czech was the only shareholder to have participated in these calls.

      On October 6, 2003, a minority shareholder of Ceský Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Ceský Mobil to TIW Czech at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of TIW Czech. This increased the interest of TIW Czech in Ceský Mobil to 99.9%.

      As part of the February 10, 2004 agreement to acquire MobiFon shares, the selling minority shareholder of MobiFon, who also has a minority position in TIW Czech, will sell to us some of its shares in TIW Czech. The number of TIW Czech shares that we will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, we will acquire an additional 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 of our Common Shares. We would therefore increase our ultimate equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. Upon the closing of the acquisition of an additional 13.0% equity interest in ClearWave pursuant to an agreement entered into on March 4, 2004, our ultimate ownership in TIW Czech will increase from 23.9% to 27.0%.

      These acquisitions of minority shares increased our ultimate ownership in MobiFon and Ceský Mobil. As demonstrated with the ClearWave transactions described above, we are further seeking to increase our economic interest in our subsidiaries and simplify our corporate structure by proceeding with similar transactions or otherwise.

Discontinued Operations and Assets Held For Sale

      Following the acquisition of 70.3% of the outstanding shares of TIW Asia for the issuance of 659,577 of our Common Shares, we have a 99.9% equity interest in TIW Asia, which had held our interest in Hexacom, our former operations in India. On December 12, 2003, we accepted a binding offer to sell the 27.5% direct interest we hold in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom shareholders’ agreement. In 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. We also seek to dispose of our remaining indirect interest in Hexacom, which consists of a non-controlling interest in a holding company controlled by another shareholder of Hexacom. In light of existing contractual arrangements and the potential opposition to such transaction by the controlling shareholder in the holding company through which this interest is held, there can be no assurance that such further disposition will be completed or, if completed, will yield any material net proceeds to us.

      We also sold our B-Band cellular joint venture operations and A-Band cellular operations in Brazil, on March 30, 2001 and on March 26, 2003, respectively. Additionally, during 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio services in Western Europe which we also refer to as our EMSR/SMR operations.

      On September 27, 2001, we sold our interest in W-Aura, a wireless internet joint venture in Brazil. On December 24, 2001, we decided to dispose of our paging operation in Mexico and relinquished our joint control of the investment.

Share and Per Share Data

      On June 23, 2003, our shareholders adopted a special resolution approving a consolidation of our shares on the basis of one post-consolidated share for five pre-consolidated shares. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects have also been adjusted to reflect the consolidation as if it had occurred prior to the preparation of such data.

Outstanding Share Data as at February 27, 2004

      The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

Common Shares

Voting Common Shares outstanding	99,264,747
Preferred Shares outstanding (35,000,000 convertible to common shares at a ratio 5:1)	7,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options	5,763,821
Convertible Equity Subordinated Debentures	56,205

112,084,773

Accounting Treatment and Significant Accounting Policies

      Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see Note 17 to our Consolidated Financial Statements.

Foreign currencies

      Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

      Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders’ equity.

      Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

      As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon’s functional currency.

Investments

      In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Ceský Mobil. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

Revenue Recognition

      Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid airtime usage cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

      Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by us to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings.

      We follow the accounting guideline of ACG-13 hedging relationships and FAS 133 for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

Use of Estimates

      The preparation of our consolidated financial statements in accordance with generally accepted accounting principles in Canada requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Our business is capital intensive and property, plant and equipment and licenses had a carrying value as of December 31, 2003 of $1.2 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

      When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

      Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

      We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses.

Discontinued Operations

      The results of our ESMR/SMR and the results of our Brazilian cellular operations have been reported as discontinued operations and are included in income (loss) but reported separately for current and prior periods.

Change in Accounting Policies

      Effective January 1, 2002, we adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

      The following table reconciles the reported income (loss) and adjusted income (loss) excluding amortization of goodwill:

	For the years ended December 31,

	2003	2002	2001

	[in thousands of dollars, except per share data]
Reported income (loss)	$11,885	$(127,174)	$(253,714)
Amortization of goodwill from continuing operations	—	—	2,607
Amortization of goodwill from discontinued operations	—	—	7,969

Adjusted income (loss)	11,885	(127,174)	(243,138)

Adjusted earnings (loss) per share
Basic	0.12	(1.42)	(78.34)
Diluted	0.11	(1.42)	(30.08)

      As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, we, as permitted by Section 3870, had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

      When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

      The compensation cost charged against income for those plans was $0.3 million for the year ended December 31, 2003, which is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

      The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions:
Risk-free interest rate	5.02%
Dividend yield	Nil
Expected volatility	49.8%
Expected life	3.0 years

U.S. GAAP Accounting Treatment

      U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence, but not a controlling interest. Income (loss) and shareholders’ equity under the above presentations are the same.

      In February 2001, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave, as there was uncertainty at the date of issuance as to whether the holders would elect to exchange their Units for our Common Shares or be deemed under a provision of the indenture to elect to exchange their Units for our Common Shares. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002, as a result of the deletion of the above-described deemed exercise provision by a court order, the Units were treated as a compound instrument under Canadian GAAP, which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

      Between January 1, 2002 and March 13, 2002, we completed, among other transactions, an issuer bid to acquire our Cdn$150 million 7% Equity Subordinated Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered substantially as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

      On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13 1/4% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10 1/2% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003, which we refer to as 14% Notes, and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments, including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the 14% Notes were accounted for as reductions of the carrying amount of the 14% Notes and no interest expense was recognized on the 14% Notes for any period between the restructuring and full repayment in August 2003 of the 14% Notes. Furthermore, the early retirement and related avoidance of the contingent June 30, 2003, payment resulted in a 2003 gain for U.S. GAAP in the amount of the avoided contingent issuance and future interest.

Composition of Operating Revenues and Expenses

      Operating revenues include service revenues, as well as equipment revenues. Service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Also included in revenues are fixed wireless data and national and international voice transmission services that we offer to our corporate and government customers in Romania. Equipment revenues consist mainly of revenues from the sale of handsets. Also included in equipment revenue are rental revenues from equipment installed on customer premises in connection with our fixed wireless telecommunications services and revenues from our fiber optic capacity lease in Romania. Handset equipment sales are not fundamental to our business. Although limited as much as competitively possible, we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

      Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of our results of operations.

      Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, roaming and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, stock-based compensation costs, advertising, promotional expenses, distribution costs, dealers’ commissions, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

      We use the term operating income before depreciation and amortization (“OIBDA”) and average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other wireless networks’ customers roaming on our network and miscellaneous revenue. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month’s average number of subscribers. The following is a reconciliation of OIBDA and ARPU:

				Three months ended
	For the years ended December 31,			December 31,

	2003	2002	2001	2003	2002

	(in thousands of U.S.$)
OIBDA:
MobiFon Operating Income	170,737	144,627	108,645	41,057	34,521
MobiFon Depreciation and Amortization	110,458	86,919	77,791	26,537	24,185

MobiFon OIBDA	281,195	231,546	186,436	67,594	58,706

Ceský Operating Income (loss)	9,157	(47,172)	(84,116)	4,759	(12,730)
Ceský Depreciation and Amortization	94,187	67,367	42,562	26,843	20,020

Ceský OIBDA	103,344	20,195	(41,554)	31,602	7,290

Corporate and Other Operating loss	(10,016)	(9,869)	(24,970)	(4,700)	(3,171)
Corporate and Other Depreciation and Amortization	66	162	1,655	13	42

Corporate and Other OIBDA	(9,950)	(9,707)	(23,315)	(4,687)	(3,129)

Consolidated Operating Income (loss)	169,878	87,586	(441)	41,116	18,620
Consolidated Depreciation and Amortization	204,711	154,448	122,008	53,393	44,247

Consolidated OIBDA	374,589	242,034	121,567	94,509	62,867

ARPU

	MobiFon

	Twelve months ended			Three months ended
	December 31,			December 31,

	2003	2002	2001	2003	2002

Service revenues for the periods (in thousands of U.S.$)	529,520	425,567	359,868	145,146	114,057
Average number of subscribers for the period (in millions)	2.84	2.32	1.49	3.21	2.55
Average monthly service revenue per subscriber for the period (in U.S.$)	15.52	15.27	20.10	15.07	14.92
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(1.17)	(1.08)	(1.57)	(1.13)	(1.09)

ARPU (in U.S.$)	14.35	14.19	18.53	13.94	13.83

	Ceský Mobil

	Twelve months ended			Three months ended
	December 31,			December 31,

	2003	2002	2001	2003	2002

Service revenues for the periods (in thousands of U.S.$)	385,388	227,342	125,928	114,221	68,268
Average number of subscribers for the period (in millions)	1.35	1.06	0.55	1.49	1.16
Average monthly service revenue per subscriber for the period (in U.S.$)	23.79	17.87	19.11	25.51	19.62
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(0.84)	(0.67)	(0.90)	(0.81)	(0.66)

ARPU (in U.S.$)	22.95	17.20	18.21	24.70	18.96

Results of Operations and Selected Financial Data

Summary of Quarterly Results

      Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income (loss) from continuing operations and are discussed in our discussion of the results of operations for the years presented below.

	Q4	Q3	Q2	Q1
	2003	2003	2003	2003

	(in thousands of U.S.$, except per share data)
Revenues	$277,787	$257,217	$232,163	$199,918
Income (loss) from continuing operations	(727)	3,075	6,500	11,848
Net income (loss)	(727)	3,075	6,500	3,037

Basic earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)

Net earnings (loss)	(0.01)	0.03	0.07	0.03

Diluted earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)

Net earnings (loss)	$(0.01)	$0.03	$0.07	$0.03

	Q4	Q3	Q2	Q1
	2002	2002	2002	2002

	(in thousands of U.S.$, except per share data)
Revenues	$196,461	$185,209	$165,982	$146,801
Income (loss) from continuing operations	(8,405)	(9,025)	39,868	39,521
Net income (loss)	(35,637)	(41,294)	(89,764)	39,521

Basic earnings (loss) per share
From continuing operations	(0.08)	(0.09)	0.40	0.59
From discontinued operations	(0.27)	(0.32)	(1.30)	—

Net earnings (loss)	(0.35)	(0.41)	(0.90)	0.59

Diluted earnings (loss) per share
From continuing operations	(0.08)	(0.09)	0.40	0.59
From discontinued operations	(0.27)	(0.32)	(1.30)	—

Net earnings (loss)	$(0.35)	$(0.41)	$(0.90)	$0.59

Summary of Annual and Fourth Quarter Results

      The following tables and discussions compare the results of operations for the fourth quarter ended December 31, 2003 and December 31, 2002 as well as for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

				Three months ended
	Years Ended December 31,			December 31,

	2003	2002	2001	2003	2002

				(Unaudited)

	(in thousands of U.S.$, except per share data)
Revenues
Services	$914,908	$652,909	$495,230	$259,367	$182,324
Equipment	52,177	41,545	30,995	18,420	14,137

Total revenues	967,085	694,454	526,225	277,787	196,461
Cost of services	268,208	204,203	171,239	73,695	60,224
Cost of equipment	89,354	64,754	50,306	35,231	22,830
Selling, general and administrative expenses	234,934	183,463	183,113	74,352	50,540
Depreciation and amortization	204,711	154,448	122,008	53,393	44,247

Operating income (loss)	169,878	87,586	(441)	41,116	18,620
Interest expense	(93,242)	(106,202)	(121,257)	(22,981)	(26,993)
Interest income	2,079	2,228	6,417	667	808
Foreign exchange gain (loss)	4,666	2,635	3,577	666	(4,905)
Gain (loss) on investments	19,367	(528)	(10,741)	—	—
Gain on forgiveness (extinguishment) of debt	—	(10,100)	238,940	—	—
Gain on recapitalization and Units exchange and expiry	—	91,655	—	—	—
Income taxes	52,840	32,502	—	14,165	6,224
Non-controlling interest	(29,212)	27,187	45,894	(6,030)	10,289

Income (loss) from continuing operations	20,696	61,959	162,389	(727)	(8,405)
Loss from discontinued operations	(8,811)	(189,133)	(416,103)	—	(27,232)

Net income (loss)	11,885	(127,174)	(253,714)	(727)	(35,637)
Basic earnings (loss) per share
From continuing operations	0.21	0.66	38.59	(0.01)	(0.08)
From discontinued operations	(0.09)	(2.08)	(119.98)	—	(0.27)

				Three months ended
	Years Ended December 31,			December 31,

	2003	2002	2001	2003	2002

				(Unaudited)

	(in thousands of U.S.$, except per share data)
Net earning (loss)	0.12	(1.42)	(81.39)	(0.01)	(0.35)
Diluted earning (loss) per share
From continuing operations	0.20	0.66	20.21	(0.01)	(0.08)
From discontinued operations	(0.09)	(2.08)	(51.52)	—	(0.27)

Net earning (loss)	$0.11	$(1.42)	$(31.31)	$(0.01)	$(0.35)

Total assets as at December 31,	$1,667,531	$1,441,628	$1,906,666

Total long-term financial liabilities as at December 31	$1,121,411	$963,181	$828,702

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon’s revenues of $558.1 million and Ceský Mobil’s revenues of $409.0 million. MobiFon’s continued growth contributed $111.3 million and Ceský Mobil contributed $161.4 million of the increase, of which $38.1 million was related to the appreciation of the Czech Koruna.

      Total operating expenses before depreciation and amortization increased to $592.5 million in 2003 from $452.4 million in 2002. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $357.6 million from $269.0 million due to the $37.4 million and $51.2 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $234.9 million in 2003 compared to $183.5 million in 2002. MobiFon and Ceský Mobil accounted for $24.2 million and $27.0 million of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Ceský Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 55% to $374.6 million for 2003 compared to $242.0 million for 2002 and represents 41.0% and 37.1% as a percent of 2003 and 2002 service revenue, respectively.

      Depreciation and amortization increased to $204.7 million in 2003 from $154.4 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

      Interest expense decreased by $13.0 million to $93.2 million in 2003, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction and decreased interest costs at MobiFon due to lower effective rates, which was partially offset by increased costs at Ceský Mobil, as a result of foreign currency appreciation and higher levels of indebtedness. The foreign exchange gain was $4.7 million in 2003, compared to $2.6 million in 2002. The 2003 gain is represented by gains in Ceský Mobil of $0.9 million, which primarily related to the appreciation of the Czech Koruna over the Euro, $2.1 million at MobiFon and $1.6 million at the corporate level mainly resulting from the weakening of the U.S.dollar relative to the Romanian Leu and to the Canadian dollar.

      The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon, whereas the 2002 results include a loss of $0.5 million on disposal of non-core assets.

      The income tax expense of $52.8 million primarily relates to MobiFon which has generated net income. We had available, as at December 31, 2003, net operating loss carryforwards in the amount of $162.3 million, of which $46.2 million was from corporate which consists of $37.8 million and $8.4 million expiring in 2009 and 2010, respectively. The remaining loss carryforwards of $116.1 million relate to Ceský Mobil and consist of $35.1 million, $76.6 million and $4.4 million expiring in 2006, 2007 and 2008, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

      Our income allocated to non-controlling interests amounted to $29.2 million in 2003, compared to losses allocated in 2002 of $27.2 million. The 2003 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $49.1 million in aggregate partly offset by the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech of $19.9 million.

      As a result of the foregoing, income from continuing operations for the year ended December 31, 2003 was $20.7 million compared to $62.0 million in 2002, and the corresponding basic and diluted earnings per share from continuing operations was $0.21 and $0.20, respectively, compared to basic and diluted earnings per share of $0.66 for 2002. However, the 2002 results include a $91.7 million gain on recapitalization, Units exchange and expiry which consisted of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units which expired on June 30, 2002. The 2002 results also include a loss on debt extinguishment which relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

      We completed the sales of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding company. In connection with the sale, we settled or terminated all litigation related to such interest. However, although litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, we may be subject to future claims in relation to our past equity participation in Telpart. In 2002, we recorded a loss from discontinued operations of $189.1 million. Of this amount, $155.3 million consisted of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders’ equity and $33.8 million consisted of additional provisions for exit costs and impairment in value.

      Net income for the year ended December 31, 2003 was $11.9 million compared to a net loss of $127.2 million in 2002. Basic and diluted earnings per share was $0.12 and $0.11, respectively, compared to a basic and diluted loss per share of $1.42 in 2002 based on average shares outstanding of 103.4 million and 91.0 million, respectively.

Three Months Ended December 31, 2003 Compared to the Three Months Ended December 31, 2002

      Our revenues increased to $277.8 million for the three months ended December 31, 2003 from $196.5 million for the three months ended December 31, 2002, reflecting continued subscriber growth, increases in ARPU, and a positive impact from the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,688 net additional subscribers for the three months ended December 31, 2003 compared to 220,000 net additional subscribers during the same period of 2002. These subscriber additions represented 48.8% and 22.2% of the total net subscriber additions for 2003 and 2002, respectively. We had 5,206,983 subscribers as at December 31, 2003, compared to 3,927,353 subscribers at December 31, 2002, an increase of 32.6%.

      Cost of service revenues increased to $73.7 million for the three months ended December 31, 2003 from $60.2 million for the three months ended December 31, 2002 in support of the growth at MobiFon and Ceský Mobil. Selling, general and administrative expenses increased to $74.4 million for the three months ended December 31, 2003, compared to $50.5 million for the three months ended December 31, 2002; however as a percent of service revenues, these expenses remained relatively stable at 28.7% of service revenues, compared to 27.7% for the corresponding period in 2002. These selling, general and administrative expenses increased 47.1% in the fourth quarter of 2003 primarily in support of the strong fourth quarter subscriber growth and related Christmas promotions. Our OIBDA increased 33.4% to $94.5 million, or 36.4% of service revenue for the fourth quarter of 2003, compared to $62.9 million, or 34.5% of service revenue, for the same period last year.

      Depreciation and amortization increased to $53.4 million for the three months ended December 31, 2003 from $44.2 million for the same period of 2002, due primarily to a higher tangible asset base and to the shortening of estimated lives on certain assets.

      Operating income rose 120.8% to $41.1 million for the three months ended December 31, 2003, compared to $18.6 million for the same period of 2002.

      Total interest expense decreased by $4.0 million to $23.0 million for the three months ended December 31, 2003, as a result of lower effective interest rates and reduced indebtedness at the corporate level. Higher net income before taxes at MobiFon was the primary cause of a $7.9 million increase in income tax expense for the three months ended December 31, 2003 and better overall results at both MobiFon and Ceský Mobil caused a $16.3 million increase in the share of earnings allocated to non-controlling interests.

      As a result of the foregoing, net loss for the three months ended December 31, 2003 was $0.7 million, compared to $35.6 million for the same period of 2002, which included a loss from discontinued operations of $27.2 million for the three months ended December 31, 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      Revenues increased to $694.5 million in 2002 from $526.2 million in 2001. MobiFon’s continued growth contributed $74.4 million and Ceský Mobil, contributed $103.7 million of the increase. During 2001, our paging operations in Mexico contributed $9.9 million in revenues.

      Total operating expenses before depreciation and amortization increased to $606.9 million in 2002 from $526.7 million in 2001. Included in total operating expenses before depreciation and amortization are cost of revenues, which increased to $269.0 million from $221.5 million due to the $28.7 million and $23.5 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increases. Selling, general and administrative expenses remained stable at $183.4 million in 2002 compared to $183.1 million in 2001 as a result of cost control initiatives at both the corporate and operating subsidiaries’ levels. As a result of the above, OIBDA increased 99.1% to $242.0 million for 2002 compared to $121.6 million for 2001 and represents 37.1% and 24.5% as a percent of 2002 and 2001 service revenues, respectively.

      Depreciation and amortization increased to $154.4 million in 2002 from $122.0 million in 2001, an increase of $32.4 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

      Interest expense decreased by $15.1 million to $106.2 million in 2002, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction partially offset by increased costs at Ceský Mobil as a result of their drawings on their syndicated credit facility. The foreign exchange gain was $2.6 million in 2002, compared to $3.6 million in 2001. The 2002 gain is represented by gains in Ceský Mobil of $4.0 million, which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

      The 2002 results include a loss on investment of $0.5 million whereas the 2001 results include a loss of $9.3 million from the sale of W-Aura, a $5.6 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China.

      The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The 2001 gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

      The gain on recapitalization, Units exchange and expiry consists of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units, which expired on June 30, 2002.

      The income tax expense of $32.5 million relates to MobiFon which has generated net income. The share of losses allocated to non-controlling interests amounted to $27.2 million in 2002, compared to $45.9 million in 2001. The 2002 non-controlling interests is composed of the share of Ceský Mobil’s losses attributed to non-controlling interests in TIW Czech for $56.2 million, partly offset by the share of earnings attributed to non controlling interests in MobiFon and ClearWave for an aggregate of $29.0 million. The 2001 non-controlling interest is composed of the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech and ClearWave for an aggregate of $73.3 million, partly offset by the share of earnings attributed to non-controlling interests in MobiFon of $27.4 million.

      As a result of the foregoing, income from continuing operations for the year ended December 31, 2002 was $62.0 million compared to $162.4 million in 2001, and the corresponding basic and diluted earnings per share from continuing operations was $0.66, compared to basic earnings per share from continuing operations of $38.59 and diluted earnings per share from continuing operations of $20.21 for 2001.

      Subsequent to March 5, 2002, the date we adopted our formal plan of disposal of our Brazilian assets, there had been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of our Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, we recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders’ equity and $33.8 million consists of additional provisions for exit costs and impairment in value.

      For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million, consisting of a loss of $446.8 million and a gain of $30.7 million related to ESMR/SMR operations and Brazilian cellular operations, respectively. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of these operations on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in two Brazilian entities, Americel and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of our investment in Telpart. Our loss from discontinued operations is presented net of income tax expenses of $0.1 million in 2002 and a recovery of $30.7 million in 2001.

      Net loss for the year ended December 31, 2002 was $127.2 million compared to $253.7 million in 2001. Basic and diluted net loss per share for 2002 were $1.42 compared to basic and diluted net loss per share of $81.39 and $31.31, respectively, in 2001, based on average shares outstanding for basic per share calculations of 91.0 million and 3.5 million for 2002 and 2001, respectively, and 91.0 million and 8.1 million for diluted per share calculations for 2002 and 2001, respectively.

MobiFon

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Revenues
Services	$529,520	$425,567	$359,868
Equipment	28,531	21,214	12,475

	558,051	446,781	372,343
Cost of services	104,714	81,462	69,835
Cost of equipment	53,301	39,160	27,236
Selling, general and administrative expenses	118,841	94,613	88,836

Operating income before depreciation and amortization	281,195	231,546	186,436
Depreciation and amortization	110,458	86,919	77,791

Operating income	$170,737	$144,627	$108,645

Year Ended December 31, 2003 compared to the Year Ended December 31, 2002

      MobiFon’s service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,000 subscribers as at December 31, 2003 compared to 2,635,200 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its focus continues to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

      Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

      Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenues compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

      MobiFon’s OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although MobiFon’s OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003, we expect MobiFon to maintain strong margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

      Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Year Ended December 31, 2002 compared to the Year Ended December 31, 2001

      MobiFon’s service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 wireless subscribers in 2002, compared to 831,800 in 2001 to reach 2,635,200 subscribers at the end of 2002 compared to 2,003,600 at the end of 2001. ARPU was $14.19 for the twelve months ended December 31, 2002 compared to $18.53 in 2001 largely as a result of acquiring lower usage customers during 2002.

      Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

      Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in 2001. However, as a percent of service revenues, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and more rigorous credit policies which reduced bad debt expense to 2.0% as a percent of billable service revenues as compared to 3.7% in 2001. MobiFon’s OIBDA increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

      Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Ceský Mobil

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Revenues
Services	$385,388	$227,342	$125,928
Equipment	23,646	20,331	18,037

	409,034	247,673	143,965
Cost of services	163,494	122,741	97,275
Cost of equipment	36,053	25,594	22,323
Selling, general and administrative expenses	106,143	79,143	65,921

Operating income (loss) before depreciation and amortization	103,344	20,195	(41,554)
Depreciation and amortization	94,187	67,367	42,562

Operating income (loss)	$9,157	$(47,172)	$(84,116)

Year Ended December 31, 2003 compared to the Year Ended December 31, 2002

      Ceský Mobil’s service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company’s focus on postpaid subscriber growth and the effect of the appreciation of the Czech Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. Ceský Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

      Effective January 2004, the Value Added Tax (“VAT”) for telecommunications services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government’s effort to combat the state’s public deficit. The reforms also call for a decrease in the corporate income tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar’s service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

      Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $9.0 million reduction in estimated interconnection costs, of which approximately $6.0 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

      Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Czech Koruna and Ceský Mobil’s focus on postpaid subscribers. Ceský Mobil’s OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. OIBDA as a percentage of service revenues increased to 26.8% in 2003 compared to 8.9% in 2002. As Ceský Mobil continues to grow and more economies of scale are attained, we expect such margins to increase.

      Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Ceský Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      Ceský Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Czech Koruna versus the U.S. dollar. Ceský Mobil added 321,400 net cellular subscribers, compared to 556,700 in 2001, to reach 1,179,800 subscribers at the end of 2002 compared to 858,400 at the end of 2001. ARPU was $17.20 for the twelve months ended December 31, 2002 compared to $18.21 in 2001 largely as a result of lower usage customers acquired during 2002.

      Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

      Selling, general and administrative expenses increased by 20.1% to $79.1 million due to 37.4% subscriber growth in 2002. Ceský Mobil’s OIBDA increased to $20.2 million in 2002 from loss from operating income before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

      Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

Liquidity and Capital Resources

      The following table is a summary of our consolidated cash flows for the years ended December 31, 2003, 2002, and 2001.

Cash Flow Data

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Cash provided by operating activities	$252,771	$125,147	$8,779
Cash used in investing activities	(145,485)	(242,213)	(306,571)

	107,286	(117,066)	(297,792)
Cash provided by (used in) financing activities	(41,748)	98,654	332,602
Net effect of exchange rate translation on cash and cash equivalent	5,722	721	(628)

Cash provided by (used in) continuing operations	71,260	(17,691)	34,182
Cash provided by (used in) discontinued operations	64,731	(7,063)	(79,397)

Increase (decrease) in cash and cash equivalents	135,991	(24,754)	(45,215)
Cash and cash equivalents, beginning of period	60,706	85,460	130,675

Cash and cash equivalents, end of period	$196,697	$60,706	$85,460

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      For the year ended December 31, 2003, operating activities provided cash of $252.8 million compared to $125.1 million for the same period last year. The increase year-over-year is mainly explained by the $132.6 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

      Investing activities used cash of $145.5 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.2 million for the year ended December 31, 2002. MobiFon’s and Ceský Mobil’s capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively, and $100.3 million and $142.6 million for 2002, respectively.

      For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of Common Shares, $18.9 million received from the issuance of subsidiaries’ shares to non-controlling interests and $317.1 million proceeds from debt issuance in MobiFon Holdings, MobiFon and Ceský Mobil. For the year ended 2002, cash provided by financing activities was $98.7 million, mainly from proceeds from our recapitalization as described in Note 8 of our Consolidated Financial Statements of $41.2 million, subsidiary’s shares issued to non-controlling interests of $29.9 million and net borrowings of debt of $47.0 million, offset by subsidiary’s distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million.

      Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $224.8 million, including $25.7 million at the TIW and ClearWave levels and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $221.5 million was at the corporate level, $312.7 million at MobiFon and $587.2 million at Ceský Mobil. Total indebtedness at the corporate level was mainly comprised of $220.1 million in Notes issued by MobiFon Holdings.

      Cash provided by discontinued operations was $64.7 million and reflects the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal. During 2002, cash used by discontinued operations was $7.1 million and consisted of exit related costs.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      For the year ended December 31, 2002, operating activities provided cash of $125.1 million compared to $8.8 million for the prior year. The increase year-over-year is mainly explained by the $120.5 million increase in OIBDA. Furthermore, results for 2001 include a significant increase in working capital mainly related to Ceský Mobil.

      Investing activities used cash of $242.2 million for the year ended December 31, 2002, essentially for the expansion for cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $306.6 million for the year ended December 31, 2001. MobiFon’s and Ceský Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

      For the year ended December 31, 2002, financing activities generated cash of $98.7 million mainly explained by proceeds from our recapitalization as described in Note 8 of our consolidated financial statements of $41.2 million subsidiary’s shares issued to non-controlling interests of $29.9 million and net borrowings of debt of $47.0 million, offset by subsidiary’s distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $332.6 million, mainly from net proceeds from the issuance of shares, warrants and Units of $263.8 million, proceeds from subsidiary’s shares issued to non-controlling interest of $65.8 million and by borrowings of debt net of repayments of $3.1 million.

      Cash and cash equivalents as of December 31, 2002 totaled $60.7 million, including $14.3 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $1.0 billion, of which $272.6 million was at the corporate level, $267.7 million at MobiFon and $470.3 million at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $47.4 million due under the corporate credit facility and $223.9 million in 14% Notes and related accrued contingent payments.

      Cash used in discontinued operations was $7.1 million and reflects the costs incurred in relation to the plan of disposal of our Brazilian assets. For 2001, cash used in discontinued operations was to $79.4 million. The use of cash in 2001 reflects the increase in operating loss before depreciation and amortization of our ESMR/SMR operations offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

Sources of Financing

      At the corporate level, as at December 31, 2003, we had cash and cash equivalents of $42.6 million and restricted short-term investments of $28.1 million and we had total debt of $221.5 million, consisting mainly of the 12.5% MobiFon Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

      From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into between 1994 to 1996 periods, and totalled $240.0 million. In May 1997, we completed an initial public offering on the Toronto Stock

Exchange for net proceeds of $118.5 million and through February 2000, we raised a further $272.1 million through the issuance of our shares in public offerings.

      In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

      Our 14% Notes had a maturity on December 30, 2003. Interest on our 14% Notes accrued at a rate of 14% per annum and were payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes.

      In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Affiliates of our then significant shareholders participated in this lending facility. Our corporate credit facility was amended to extend the maturity to June 30, 2003. However, during 2002, we made loan repayments of $36.1 million bringing the loans outstanding as at December 31, 2002 under the facility to $47.4 million, and during the first quarter of 2003 the corporate credit facility was retired with proceeds from the March 2003 sale of MobiFon shares previously described.

      During the second quarter of 2003, we also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of our 14% Senior Guaranteed Notes due December 30, 2003. Accordingly, we did not proceed with the issuance of $10 million in additional 14% Notes which we otherwise would have been required to issue on June 30, 2003 pursuant to the provisions of the indenture, resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution described below, we redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

      In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.00% ESDs. The net proceeds from the issuance of the ESDs were Cdn$145.7 million (or $95.8 million at the time of issue).

      On February 5, 2002, we completed an issuer bid to acquire Cdn$150 million of ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which were not exercised, for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares of TIW at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares of TIW at a price of Cdn$22.00. As a result, we currently have an aggregate of Cdn$1.24 million [$1.0 million] in amended ESDs outstanding.

      On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 30.9 million Common Shares. We also issued warrants to a holder to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which were not exercised.

      On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million, at the time of issue) pursuant to a rights offering made to holders of our then Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds. The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting Preferred Share convertible at the holder’s option into our Common Shares at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which were not exercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which were not exercised. The Unit acquisition resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively. On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

      During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between us and ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to ClearWave during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which ClearWave received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which ClearWave received $20.6 million.

      On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary of ClearWave which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet, and $182.5 million was distributed to ClearWave. ClearWave made distributions for an aggregate amount of $142.1 million, of which $20.5 million was paid to non-controlling interests. The restricted short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2003, the interest rate on these short-term investments is 1.1%.

      The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings’ existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months’ OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

      In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million. On March 26, 2003, we sold our Brazilian cellular operations for gross proceeds of $70 million, and we sold our 27.5% direct stake in Hexacom for $22.5 million in February 2004.

MobiFon

      MobiFon’s cash requirements as of December 31, 2003 have been met by borrowings under its bank facilities and capital leases of $300.0 million and $12.7 million, respectively, equity contributions of $270.6 million, of which $161.0 million has been returned by way of dividends and returns of capital and by cash generated from its operations.

      On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as of December 31, 2003 and the loans outstanding are repayable in quarterly instalments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

      The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under an unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon’s lenders. The facility is also secured by substantially all of the assets of MobiFon.

      MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 was 6.6% [6.9% in 2002].

      MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon’s $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. As of December 31, 2003 and December 31, 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

Ceský Mobil

      The cash requirements of Ceský Mobil through December 31, 2003 have been met primarily by shareholder contributions of $374.9 million, by borrowings under their senior secured syndicated credit facility entered into on July 19, 2000 of $587.2 million and financing under supply contracts which, using December 31, 2003 exchange rates, amount to $19.7 million.

      The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

      Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of ours and of TIW Czech is participating in the lending syndicate facility.

      Depending on certain financial ratios, the margin on Tranche A is between 1.75% and 0.75% and on Tranche B the margin is 2.25% to 1.0%.

      The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. As a result, the majority of the net assets of Ceský Mobil are restricted from distribution to us, unless waivers are obtained.

      Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million [$90.7 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna

[$11.2 million] are subject to interest rate option agreements, which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. Ceský Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million [$75.8 million] on May 11, 2003. Ceský Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional €10 million [$12.6 million] of Euro denominated debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

      Ceský Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

Future Capital Requirements

      We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks and for the servicing of debt. We may also have additional capital requirements should we decide to acquire third generation mobile communication licenses in Romania and the Czech Republic. We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand and through externally generated funds such as the disposition of assets and the sale of debt and equity securities.

      Debt at the corporate level consists primarily of MobiFon Holdings’ 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

      MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. As at December 31, 2003, MobiFon had purchase commitments of approximately $15.2 million. MobiFon’s future capital requirements will also likely include disbursements in connection with the potential acquisitions of a UMTS license. The Romanian government has announced its intention to award four third-generation mobile communications licenses of which at least one shall be the UMTS standard, for a price of $35 million each, payable over a period of five years. Should we acquire a UMTS license, the initial payment for the license will be $10.5 million and would be financed by MobiFon’s cash on hand. In the past three years at MobiFon, cash capital expenditures have averaged of $111.1 million annually ($107.7 million, $100.3 million and $125.3 million in each of the years 2003, 2002 and 2001, respectively) and we expect future capital requirements for such purposes to be commensurate with these amounts. Should we acquire a UMTS license, we expect some incremental capital expenditures for the initial build-out of a UMTS network.

      As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for shorter of 17 years or the end of the GSM license period, commencing in 2003, whereby the power supplier agreed to lease out two fiber optic strands over high voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million, of which $1.7 million was incurred during 2003 and $3.4 million in 2002.

      Ceský Mobil’s capital requirements will include the expansion of its cellular network. These requirements are also expected to be financed by cash flows from operations. As at December 31, 2003, Ceský Mobil had purchase commitments of approximately $7.1 million with network equipment and systems support providers. Ceský Mobil’s competitors both have a UMTS license for which they each paid an amount of approximately 3.9 billion [$142.9 million] and 3.5 billion [$131.0 million] Korunas, respectively. Should Ceský Mobil acquire such a license, we anticipate it will be financed by way of either shareholder subscriptions or additional debt financing. As Ceský Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $109.2 million in 2001 to $106.6 million in 2002 and $69.7 million in 2003.

      As our networks now cover substantially all of the Czech and Romanian populations, we expect both Ceský Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity.

      Our cash commitments as at December 31, 2003, excluding interest, in millions of dollars, are set forth in the following table.

	Operating	Long-term	Capital	Purchase
	Leases	Debt	Lease	Commitments	Total

2004	$24.0	$49.0	$12.7	$22.3	$108.0
2005	18.6	120.4	—	—	139.0
2006	18.1	160.7	—	—	178.8
2007	16.9	216.6	—	—	233.5
2008	14.0	241.3	—	—	255.3
Thereafter	—	320.6	—	—	320.6

Total	$91.6	$1,108.6	$12.7	$22.3	$1,235.2

      Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million.

      On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and are accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

      In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a holder of 15.5% of the shares of MobiFon may require us or ClearWave, at our option, to make an offer to acquire such minority shareholder’s unencumbered shares of MobiFon. One of such minority shareholders has a common significant shareholder with us. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of TIW at our option.

      Under the terms of an unanimous shareholders’ agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame, and unless TIW Czech investors holding 80% of the equity decide otherwise, at any time after December 3, 2004 the TIW Czech shareholders shall initiate an orderly sale process. In that event TIW Czech must use best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. We also have rights of first refusal on any sale of TIW Czech shares to third parties.

      We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations, is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

Exchange Rates

      We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

      As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

      At the corporate level, we may elect to enter hedging arrangements from time to time in the future and have currently entered into a forward contract to hedge a January 2004 acquisition of 3.62% of Ceský Mobil for $22.0 million. We do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Ceský Mobil has hedged a portion of its variable rate debt by entering into interest rate and cross currency swaps [See “Sources of financing — Ceský Mobil”]. Ceský has also entered into a cross currency forward purchase arrangement and a currency call option to hedge currency continuing risk on certain Euro denominated debt.

Inflation

      Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

      In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

Regulatory Environment

      MobiFon and Ceský Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003, the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas.

      We operate in regulated industries and in the normal course of business, our operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

      Our future performance may be affected by factors such as political changes including, government actions relating to our licenses, changes in technology and competition.

ANNEX B

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 AND 2002

AUDITORS’ REPORT

To the board of directors and shareholders of

Telesystem International Wireless Inc.

      We have audited the consolidated balance sheets of Telesystem International Wireless Inc., as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

      As described in Note 3, in 2003, the Company has changed its method of accounting for employee stock-based compensation and, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Montréal, Canada February 24, 2004 [except for Note 18, which is as of March 4, 2004]	(Signed) ERNST & YOUNG LLP Chartered Accountants

TELESYSTEM INTERNATIONAL WIRELESS INC.

Incorporated under the Canada Business Corporations’ Act

CONSOLIDATED BALANCE SHEETS

	As at December 31,

	2003	2002

	[In thousands of U.S. dollars]
ASSETS
Current assets
Cash and cash equivalents	$196,697	$60,706
Short-term investments — Restricted [Note 6]	28,125	—
Trade debtors [net of allowance for doubtful accounts of $8,296 and $7,503 as at December 31, 2003 and 2002, respectively]	79,515	55,950
Amounts receivable from non-controlling interests [Note 4]	16,695	—
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,408	20,779
Deferred income tax assets [Note 11]	270	1,010
Other current assets	1,318	2,263

Total current assets	358,617	153,590

Property, plant and equipment [Note 5]	1,102,057	1,022,300
Licenses [Note 5]	89,640	94,593
Goodwill [Note 2]	66,927	52,606
Deferred financing costs	28,440	20,676
Investments and other assets [Note 4]	21,850	97,863

	$1,667,531	$1,441,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans [Notes 6]	$—	$47,406
Accounts payable [Note 6]	56,398	44,248
Accrued liabilities	73,298	65,208
Accrued interest payable	20,578	7,509
Income and value added taxes payable	14,965	5,459
Deferred revenues	33,046	28,483
Amounts payable to non-controlling interests [Note 4]	23,577	13,400
Current portion of long-term debt [Note 6]	61,677	223,868

Total current liabilities	283,539	435,581

Long-term debt [Note 6]	1,059,734	739,313
Deferred income tax liabilities [Note 11]	8,691	5,211
Other non-current liabilities [Notes 4 and 6]	10,204	15,445
Non-controlling interests	213,590	194,541

Shareholders’ equity
Share capital [Note 7]	1,081,077	1,056,595
Additional paid-in capital [Note 7]	246,497	244,875
Warrants [Notes 7 and 8]	—	1,314
Deficit	(1,243,564)	(1,255,449)
Cumulative translation adjustment [Note 4]	7,763	4,202

Total shareholders’ equity	91,773	51,537

	$1,667,531	$1,441,628

Commitments and contingencies [Notes 4, 6 and 14]

Subsequent events [Note 18]

On behalf of the Board:

(Signed) CHARLES SIROIS Director	(Signed) C. KENT JESPERSEN Director

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

	Years ended December 31,

	2003	2002	2001

	[In thousands of U.S. dollars, except per share data]
Revenues
Services	$914,908	$652,909	$495,230
Equipment	52,177	41,545	30,995

	967,085	694,454	526,225
Cost of services	268,208	204,203	171,239
Cost of equipment	89,354	64,754	50,306
Selling, general and administrative expenses [Note 9]	234,934	183,463	183,113
Depreciation and amortization [Note 9]	204,711	154,448	122,008

Operating income (loss)	169,878	87,586	(441)
Interest expense [Note 9]	(93,242)	(106,202)	(121,257)
Interest income	2,079	2,228	6,417
Foreign exchange gain	4,666	2,635	3,577
Net gain (loss) on disposal of assets [Note 4]	19,367	(528)	(10,741)
Gains on Recapitalization, Units exchange and expiry [Note 8]	—	91,655	—
Gain (loss) on forgiveness (extinguishment) of debt [Note 6]	—	(10,100)	238,940

Income from continuing operations before income taxes and non-controlling interests	102,748	67,274	116,495
Income taxes [Note 11]	52,840	32,502	—

Income from continuing operations before non-controlling interests	49,908	34,772	116,495
Non-controlling interests	(29,212)	27,187	45,894

Income from continuing operations	20,696	61,959	162,389
Loss from discontinued operations [Note 16]	(8,811)	(189,133)	(416,103)

Net income (loss)	$11,885	$(127,174)	$(253,714)

Deficit, beginning of year:	(1,255,449)	(1,126,015)	(843,739)
Interest paid in shares on convertible debentures	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(2,260)	(16,937)

Deficit, end of year	$(1,243,564)	$(1,255,449)	$(1,126,015)

Basic earnings (loss) per share [Note 10]
From continuing operations	0.21	0.66	38.59
From discontinued operations	(0.09)	(2.08)	(119.98)

Net earnings (loss)	$0.12	$(1.42)	$(81.39)
Diluted earnings (loss) per share [Note 10]
From continuing operations	0.20	0.66	20.21
From discontinued operations	(0.09)	(2.08)	(51.52)

Net earnings (loss)	$0.11	$(1.42)	$(31.31)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2003	2002	2001

	[In thousands of U.S. dollars]
OPERATING ACTIVITIES
Income from continuing operations	$20,696	$61,959	$162,389
Reconciling items:
Depreciation and amortization	204,711	154,448	122,008
Non-cash financial expenses (recovery)	(3,266)	35,159	51,171
Non-controlling interests	29,212	(27,187)	(45,894)
Net loss (gain) on disposal of assets	(19,367)	528	10,741
Gains on Recapitalization, Units exchange and expiry	—	(91,655)	—
Gain on forgiveness of debt	—	—	(238,940)
Deferred income tax	4,140	4,201	—
Other non-cash items	14,968	442	(3,642)
Changes in operating assets and liabilities [Note 12]	1,677	(12,748)	(49,054)

Cash provided by operating activities	252,771	125,147	8,779

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(188,330)	(242,893)	(286,549)
Increase in ownership of subsidiaries	—	—	(23,239)
Proceeds from the sale of subsidiary’s shares [Note 4]	41,500	—	—
Other investments and advances	1,345	680	3,217

Cash used in investing activities	(145,485)	(242,213)	(306,571)

FINANCING ACTIVITIES [ Notes 8 and 12]
Repayment of short-term loans	(47,406)	(36,093)	(29,500)
Proceeds from Units issued, net of issue costs	—	—	248,591
Proceeds from issuance of common shares	9,498	—	—
Proceeds from Recapitalization, net of costs	—	41,202	15,169
Proceeds from subsidiary’s shares issued to non-controlling interests	18,879	29,930	65,779
Subsidiary’s distributions paid to non-controlling interests [Note 4]	(74,622)	(10,798)	—
Proceeds from issuance of long-term debt [Note 6]	317,120	333,557	114,106
Repayment of long-term debt [Note 6]	(223,868)	(250,498)	(25,705)
Payments made in notes exchange, including fees and costs	—	—	(55,838)
Deferred financing and other costs [Note 6]	(13,224)	(8,646)	—
Additions to short-term investments – Restricted [Note 6]	(28,125)	—	—

Cash provided by (used in) financing activities	(41,748)	98,654	332,602

Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)

Cash provided by (used in) continuing operations	71,260	(17,691)	34,182
Cash provided by (used in) discontinued operations [Note 16]	64,731	(7,063)	(79,397)

Increase (decrease) in cash and cash equivalents	135,991	(24,754)	(45,215)
Cash and cash equivalents, beginning of year	60,706	85,460	130,675

Cash and cash equivalents, end of year	$196,697	$60,706	$85,460

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. Description of Business

      The Company, either directly or indirectly, develops and operates wireless telecommunications networks. The Company currently has cellular operations in Romania and the Czech Republic. The Company has also been carrying on cellular operations in India which were sold in February 2004 [see Note 18]. The Company also sold its B-Band cellular joint venture operations and A-Band cellular operations in Brazil, on March 30, 2001 and on March 26, 2003, respectively. During 2001, the Company discontinued its SMR/ESMR services in Western Europe. [See Note 16].

      As at December 31, 2003, the Company together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V., [“TIWC”], had an 86.8% equity interest [85.6% in 2002] and a 95.3% [94.9% in 2002] voting interest in ClearWave N.V., [“ClearWave”]. As at December 31, 2003, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings B.V. [“MobiFon Holdings”], which owned 57.7% of the equity and voting rights [53.4% in 2002] of MobiFon S.A., [“MobiFon”] [See Notes 4 and 18]. ClearWave also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. [“TIW Czech”] which owned 96.25% of the equity and voting rights [95.46% in 2002] of Ceský Mobil a.s., [“Ceský Mobil”]. [See Notes 4 and 18].

      The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flow from operating activities.

      The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts it principal operations. The Company’s future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

2. Summary of Significant Accounting Policies

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Investments

      Investments over which the Company exercises control are consolidated. Investments over which the Company has significant influence are accounted for using the equity method. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

      The effect of the change in the Company’s equity interest as a result of shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated income (loss).

Use of Estimates

      The preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles in Canada requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Cash Equivalents

      Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term Investments

      Short-term investments are accounted for at the lower of cost and market value.

Inventories

      Inventories consist of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant, Equipment and Licenses

      Property, plant, equipment and licenses are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	20 years
Network equipment and infrastructure	10 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Leasehold improvements	Term of the lease
Licenses	15 and 20 years

      When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income (loss) and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

      Interest is capitalized during the construction of the Company’s networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

      Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. [See Note 3].

Financing Costs

      Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Discontinued Operations

      The results of discontinued operations are included in the statement of income (loss) but reported separately for current and prior periods.

Income Taxes

      The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not account for differences that result from subsidiaries’ functional currency re-measurement.

Foreign Currency Translation

      The functional currency of the Company is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

      Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders’ equity.

      Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

      As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

      Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber Acquisition Costs

      The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

      Advertising costs are expensed as incurred.

Earnings per Share

      Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

the year. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options.

Earnings per Share

      Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the year. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options.

Derivative Financial Instruments

      Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings.

Employee Stock-based Compensation Plan

      Compensation expense for options granted under the Company’s stock option plan subsequent to January 1, 2003 is recognized when stock options are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro-forma disclosure of the stock-based compensation expense for all options issued under the Company’s option plans is determined using the fair value method and the fair value of the stock options is determined using the Black Scholes Option Pricing Model and is recognized over the vesting period of such options. Any consideration paid by employees or exercise of stock options or purchase is credited to share capital. [See Note 3].

3. Change in Canadian Accounting Policies

Goodwill

      Effective January 1, 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to net income (loss).

      The following table reconciles the reported net income (loss) and adjusted net income (loss) excluding amortization of goodwill:

	Year Ended December 31,

	2003	2002	2001

Reported net income (loss)	$11,885	$(127,174)	$(253,714)
Amortization of goodwill from continuing operations	—	—	2,607
Amortization of goodwill from discontinued operations	—		7,969

Adjusted net income (loss)	$11,885	$(127,174)	$(243,138)

Adjusted earnings (loss) per share
Basic	$0.12	$(1.42)	$(78.34)
Diluted	$0.11	$(1.42)	$(30.08)

Employee Stock-based Compensation

      As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, the Company changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company adopted these

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

      The compensation cost charged against income for the plan was $0.3 million for the year ended December 31, 2003 and this amount is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

      The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	5.02%
Dividend yield	Nil
Expected volatility	49.8%
Expected life	3.0 years

      When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

      As required by Section 3870, the Company provides pro-forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [See Note 7].

4. Investments and Other Assets

	As at December 31,

	2003	2002

Share of assets of Hexacom [Note 18]	$14,056	$9,980
Funds held in trust	6,784	5,518
Brazilian Cellular Operations [Note 16]	—	78,100
Other	1,010	4,265

	$21,850	$97,863

[a] Investments and Other Assets

Share of Assets of Hexacom

      The Company’s initial contribution in the capital of TIW Asia N.V., was satisfied by the transfer of its equity interest in Hexacom India Limited [“Hexacom”], an Indian cellular operator. Since the Company retains the risks and rewards of ownership of Hexacom, the Company’s share of Hexacom’s assets and liabilities continued to be presented separately subsequent to the contribution and the Company’s share of income of Hexacom is presented in a manner similar to equity method and classified within selling general and administrative expenses.

      On November 20, 2003, the Company acquired 70.3% of the outstanding shares of TIW Asia N.V., for 659,577 shares of the Company having a value of $4.7 million increasing its interest in TIW Asia N.V., to 99.9%. This transaction was accounted for using the purchase method and resulted in goodwill of $0.1 million after accounting for the cash contributions that were previously recorded as accounts payable. On December 12, 2003, the Company entered into an agreement to sell its 27.5% direct interest in Hexacom for total proceeds of $22.5 million. [See Note 18]. As a result, the assets and liabilities of Hexacom continue to be shown separately on the balance sheets because it is held as a long-lived asset to be disposed of by way of sale. The Company’s share in the liabilities of

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Hexacom totaled $3.6 million and $4.1 million as at December 31, 2003 and 2002, respectively and are included with other non-current liabilities. The Company’s shares of income in Hexacom amounts to $3.9 million, $2.9 million and $1.1 million in 2003, 2002 and 2001, respectively.

Funds Held in Trust

      On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount is included with investments and other assets. As at December 31, 2003, the trust’s assets consist of $3.4 million of marketable securities and $3.3 million of prepaid contingent employee taxes. On December 31, 2003, the Company gave notice to the trustee to terminate the trust and consequently, the Trust’s cash and cash equivalents reverted to the Company in January 2004 and the prepaid contingent taxes are expected to be received in early 2004.

[b] Investments and Divestitures

ClearWave

      On June 30, 2002, the remaining Units outstanding after the recapitalization described in Note 8, expired and the Company’s equity ownership in ClearWave which was previously 100% for accounting purposes decreased to 85.6%.

      On June 30, 2003, as a result of the cash received from the issuance of senior notes by MobiFon Holdings [See Note 6], ClearWave made distributions for an aggregate amount of $142.1 million of which $20.5 million was paid to non-controlling interests.

      On November 5, 2003, the Company acquired 1,009,300 class A subordinate voting shares of ClearWave in exchange for the issuance of 1,374,666 common shares of the Company having a value of $10.3 million. The 1,009,300 ClearWave class A shares acquired, represent a 1.2% equity interest and a 0.4% voting interest in ClearWave and increased the Company’s equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively. The acquisition was accounted for using the purchase method and resulted in the recording of $9.7 million of goodwill and a decrease in non-controlling interests of $0.6 million.

MobiFon

      On February 15, 2001, ClearWave acquired 5.7% of MobiFon’s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through the issuance by the Company of Units and $5.0 million through a forgiveness of debt. The transactions were accounted for using the purchase method and goodwill amounting to $31.0 million was recorded on this transaction and ClearWave’s equity interest in MobiFon increased from 58.9% to 63.5%.

      During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million was classified within current liabilities as at December 31, 2002, relating to such tender was distributed.

      In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. [See Note 18].

      In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.5% equity interest in MobiFon may require, the Company or ClearWave, at the Company’s option, to make an offer to acquire such minority shareholders’ unencumbered shares. One of such minority shareholders has a common significant shareholder with the Company. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at the Company’s option.

Ceský Mobil

      Following the capital calls of Ceský Mobil, in 2001 and 2002, in which the shareholders other than the Company’s subsidiary did not participate, the equity interest of TIW Czech in Ceský Mobil a.s., increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

      In July 2003, the shareholders of TIW Czech made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests.

      On October 6, 2003, a minority shareholder of Ceský Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Ceský Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders’ receivables of $16.7 million and a net increase of $3.7 million of non-controlling interests.

      As a result of the ClearWave, MobiFon and Ceský Mobil transactions above, goodwill in the amounts of $18.7 and $31.0 million were recorded in 2003 and 2001, respectively.

      TIW Czech has a stock option and stock appreciation rights plan for employees of Ceský Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an initial public offering or a change of control of TIW Czech (the “Events”) or Ceský Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the then fair value. The Company will record an expense, if any, in the period in which the Events become probable.

      At any time after December 3, 2004 the TIW Czech shareholders may initiate an orderly sale process. In that event, TIW Czech must use best efforts to sell TIW Czech as a going concern in a timely fashion. The Company has the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by the Company if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. The Company also has rights of first refusal on any sale of TIW Czech shares to third parties.

Others

      On September 27, 2001, the Company sold its interest in W-Aura, a wireless internet joint venture in Brazil and realized a loss on sale of investment of $9.3 million.

      On December 24, 2001, the Company decided to dispose of its paging operation in Mexico and relinquished its joint control of the investment. A loss of $5.6 million was recognized as a result of these actions.

[c] Cumulative Translation Adjustment

      The movement in the cumulative translation adjustment account of $3.6 million, reported as a component of the shareholders’ equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

30.12 Czech Koruna for one US dollar and 25.6 Czech Koruna for one US dollar as at December 31, 2002 and December 31, 2003, respectively.

5. Property, Plant and Equipment and Licenses

		Accumulated	Net carrying
	Cost	depreciation	value

As at December 31, 2003
Property, plant and equipment
Network equipment	$1,400,205	$456,276	$943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	244,254	149,866	94,388
Other equipment	29,515	19,865	9,650
Construction in progress	30,766	—	30,766

	$1,739,643	$637,586	$1,102,057

Licenses	145,627	55,987	89,640

As at December 31, 2002
Property, plant and equipment
Network equipment	$1,153,466	$298,721	$854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	194,440	106,537	87,903
Other equipment	27,343	16,062	11,281
Construction in progress	42,820	—	42,820

	$1,452,336	$430,036	$1,022,300

Licenses	140,581	45,988	94,593

      Included in buildings and leasehold improvements are assets with a net carrying value of $10.5 million as at December 31, 2003 [$11.2 million — 2002] that are financed through an obligation under a capital lease. [See Note 18].

      The Company has undertaken a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million ($3.0 million in 2002). Included in these amounts are asset writedowns amounting to $6.7 million ($1.6 million in 2002) for property, plant and equipment, the majority of which have already been removed from service.

6. Financing Arrangements

Short-term Credit Facilities

      As at December 31, 2003, MobiFon and Ceský Mobil have available uncommitted operating credit facilities totaling $20 million and €10.0 million [$12.6 million] respectively. The €10.0 million facilities consist of a €7.0 million and a €3.0 million facility. The €7.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The €3.0 million expired on January 19, 2004. MobiFon’s $9.0 million overdraft facility which permits up to $10.0 million in issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      As at December 31, 2003 and December 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities.

      The Company’s corporate credit facility, which amounted to $47.4 million as at December 31, 2002, has been fully reimbursed during 2003. The lending syndicate included affiliates of several of the Company’s then significant shareholders.

Long-Term Debt

	As at December 31,

	2003	2002

Corporate
14% Senior Guaranteed Notes	$—	$223,868
MobiFon Holdings, 12.5% Senior Notes, net of unamortized discount of $4,943 as at December 31, 2003	220,057	—
Equity subordinated debentures due December 31, 2006 [Note 8]	953	782
Other	530	550

	221,540	225,200

MobiFon
Syndicated senior credit facility	300,000	255,000
Sale and lease back financing [Note 18]	12,700	12,700

	312,700	267,700

Ceský Mobil
Syndicated senior credit facility
Tranche “A” [€269.1 million and Koruna 3.8 billion — 2003, €236.8 million and Koruna 3.3 billion — 2002]	486,593	358,191
Tranche “B” [€26.6 million and Koruna 1.7 billion — 2003 and 2002]	100,578	84,910

	587,171	443,101
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€25.9 million — 2002]	—	27,180

	587,171	470,281

	1,121,411	963,181
Less current portion	61,677	223,868

	$1,059,734	$739,313

14% Senior Guaranteed Notes

      Prior to June 30, 2003, the Company redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of 14% Senior Guaranteed Notes due December 30, 2003 [“14% Notes”]. Accordingly, the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of this indenture this resulted in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the distribution of proceeds from the issuance of the Notes by MobiFon Holdings, described below and in Note 4, the Company redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes in August of 2003.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Senior Notes Issued by MobiFon Holdings

      On June 27, 2003, MobiFon Holdings closed a $225 million issue of 12.5% Senior Notes [“Notes”] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rate on the short-term investments is 1.1%.

      The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding’s existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture.

      In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

      On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

MobiFon

      On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

      The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including the Company, have encumbered their shares by way of pledge in favour of MobiFon’s lenders. The facility is also secured by substantially all of the assets of MobiFon.

      MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 is 6.6% [6.9% in 2002].

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Ceský Mobil

      The amounts due under certain supply contracts with telecommunication network equipment suppliers as at December 31, 2002 had been classified as long-term debt as repayments of such amounts were financed by drawings on the senior credit facility. These amounts were not subject to interest. As the syndicated senior credit facility has been fully drawn as of December 31, 2003, these amounts payable ($19.7 million as of December 31, 2003) are now classified with current liabilities.

      The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

      Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of the Company and of TIW Czech is participating in the lending syndicate.

      The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. As a result, the majority of the net assets of Ceský Mobil are restricted from distribution to the Company.

      Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million [$90.7 million] which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Ceský Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million [$75.8 million] on May 11, 2003. Ceský Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional EUR 10 million [$12.6 million] of Euro based debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

      The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Ceský Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments’ positions amount to $6.6 million and $11.3 million as at December 31, 2003 and 2002, respectively, and are included with other non current liabilities.

      Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2003 are as follows:

2004	$61,677
2005	120,422
2006	160,705
2007	216,642
2008	241,330

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Covenants

      Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers.

7. Share Capital, Warrants and Additional Paid-In Capital

Authorized

      An unlimited number of Common Shares, the result of the May 17, 2002 amendment of the Articles of Incorporation to re-designate the Subordinate Voting Shares as Common Shares. Each Common Share carries the right to cast one vote. An unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors. Series 1 Preferred Shares are non-voting, convertible into Common Shares at the holder’s option on a five-for-one basis and rank pari passu with the Common Shares.

      In connection with its Recapitalization [See Note 8], on February 5, 2002, all of the Multiple Voting Shares issued were converted 1:1 into Common Shares and on May 17, 2002, the Articles of Incorporation of the Company were amended to eliminate the Multiple Voting Shares from the Company’s authorized Share Capital.

Issued

	Share Capital

	Series 1
	Preferred		Multiple		Common
	Shares		Voting Shares		Shares		Total

	#	$	#	$	#	$	$
Balance as at December 31, 2001	—	—	163,492	18,115	3,101,940	678,839	696,954
Recapitalization [Note 8]	35,000,000	21,438	(163,492)	(18,115)	90,332,430	356,318	359,641

Balance as at December 31, 2002	35,000,000	21,438	—	—	93,434,370	1,035,157	1,056,595
Issuances of shares for ClearWave acquisition [Note 4]					1,374,666	10,310	10,310

Issuances of shares for TIW Asia acquisition					659,577	4,674	4,674

Issuances of shares on exercise of options [Note 4]	—	—	—	—	2,566,574	9,498	9,498

Balance as at December 31, 2003	35,000,000	21,438	—	—	98,035,187	1,059,639	1,081,077

	Warrants and Additional Paid-In Capital

					Additional
	Special		2002/2003		Paid-in
	Warrants		Warrants		Capital

	#	$	#	$	$
Balance as at December 31, 2001	4,900,000	14,502	—	—	—
Recapitalization [Note 8]	(4,900,000)	(14,502)	6,898,197	2,231	243,958
Expiry of 2002 Warrants	—	—	(3,734,346)	(917)	917

Balance as at December 31, 2002	—	—	3,163,851	1,314	244,875

Expiry of 2003 Warrants	—	—	(3,163,851)	(1,314)	1,314
Stock-based compensation expense	—	—	—	—	308

Balance as at December 31, 2003	—	—	—	—	246,497

      On June 23, 2003, the Company’s shareholders adopted a special resolution approving a consolidation of the Company’s Common Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the then outstanding, Preferred Shares, 7% Equity Subordinate Debentures, and the number and

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars except share and per share data]

exercise price of all stock options issued under its stock option plan have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

Stock Option Plan for Senior Executives, Key Employees and Directors

      The Company has a stock option plan [the “Plan”], to issue up to 10 million Common Shares at an exercise price not less than the market price on the date of grant. Unless otherwise decided by the Board of Directors essentially all of the options granted under the Plan may be exercised within a maximum period of five years following the date of grant, as follows: (i) on or after the first anniversary of the date of grant as to one-third of the optioned shares or any part thereof; (ii) on or after the second anniversary of the date of grant as to an additional one-third of the optioned shares or any part thereof; and (iii) on or after the third anniversary of the date of grant, as to the remaining third of the optioned shares or any part thereof.

      A summary of the status of the Company’s stock option plan is presented below:

	Options to Purchase
	Common Shares

	Number of	Weighted Average
	Options	Exercise Price

Outstanding, December 31, 2000	129,647	$371.82
Granted in 2001	20,956	91.89
Forfeited in 2001	(53,944)	311.71

Outstanding, December 31, 2001	96,659	326.23
Granted in 2002	9,414,005	4.11
Forfeited in 2002	(20,739)	288.08

Outstanding, December 31, 2002	9,489,925	7.16
Granted in 2003	3,350,400	8.01
Exercised in 2003	(2,566,574)	3.67
Forfeited in 2003	(3,280,370)	14.17

Outstanding, December 31, 2003	6,993,381	$5.36

      The following table summarizes information about stock options outstanding as at December 31, 2003:

	Options Outstanding			Options Exercisable

Range	Number	Weighted		Number
of	Outstanding as	Average	Weighted	Exercisable as	Weighted
Exercise	at December 31,	Contractual	Average	at December 31,	Average
Prices	2003	Life	Exercise Price	2003	Exercise Price

1.81 to 3.94	2,375,974	3.9 years	$2.15	408,681	$2.15
3.95 to 5.99	1,276,301	2.9 years	4.01	360,077	4.16
6.00 to 8.12	53,068	2.9 years	6.00	11,665	6.00
8.13 to 9.23	3,287,400	3.0 years	8.13	117,333	8.13
9.23 and greater	638	3.8 years	266.15	591	255.06

	6,993,381	3.3 years	$5.36	898,347	$3.95

      Prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plan. Had compensation cost been determined using the fair value based method at the date of grant for awards granted under the Employee Stock Option Plan, the Company’s pro-forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below and includes recapture of prior periods compensation expense due to the forfeiture of options by employees.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	2003	2002	2001

Pro-forma net income (loss)	$24,111	$(131,463)	$(252,973)
Pro-forma earnings (loss) per share:
Basic	0.23	(1.47)	(81.18)
Diluted	0.23	(1.47)	(31.26)

      These pro-forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

	2002	2001

Risk-free interest rate	8.52%	6.00%
Dividend yield	Nil	Nil
Expected volatility	44.8%	40.0%
Expected life	4.0 years	5.0 years

8. Recapitalization, Convertible Debentures and Units

      Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company’s largest shareholder and certain of the Company’s other stakeholders (the “Recapitalization”).

Special Warrants

      On December 14, 2001, the Company issued 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting preferred share convertible into common equity of the Company at no additional cost (“Special Warrants”) for cash consideration of $14.5 million net of issuance costs of $0.5 million.

7% Equity Subordinate Debentures

      On February 5, 2002, the Company completed an issuer bid and amendment of substantially all of the 7.00% Equity Subordinate Debentures [“ESD”].

      A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February. Each debenture was convertible on maturity into Common Shares of the Company.

      Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which expired unexercised, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which also expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

      The Company amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.00. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.24 million [$1.0 million] in principal amount.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7.75% Convertible Debentures

      On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures (“CDs”) for net cash proceeds of $291.0 million. The CDs bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

      On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 30.9 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

Units and Equity Financing

      On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company’s Multiple Voting and Common Shares. Each Unit consisted of one class A Subordinate Voting Share of ClearWave, and twenty five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders as mentioned in Note 4 [b].

      In connection with the Company’s exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which expired unexercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

      On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

      As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange resulted in an increase in the Company’s equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

      In addition, since the Units are no longer subject to the deemed conversion feature in accordance with a court judgment, rendered on February 4, 2002, the remaining Units were presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interests and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

9. Supplementary Information on Consolidated Statements of Income (Loss)

	For the years ended December 31,

	2003	2002	2001

Depreciation and amortization
Property, plant and equipment	$195,856	$146,273	$111,161
Licenses	8,855	8,175	7,968
Goodwill	—	—	2,879

	$204,711	$154,448	$122,008

Interest expense
Interest on long-term debt	$70,694	$88,782	$83,004
Amortization of deferred financing cost	6,990	7,511	6,361
Other interest and financial charges	15,558	9,909	31,892

	$93,242	$106,202	$121,257

      License amortization for the next five years is expected to be $8.8 million per year. Cost of equipment and cost of services are exclusive of depreciation and amortization, which are shown separately. Advertising costs were $37.2 million, $29.4 million and $25.0 million for 2003, 2002 and 2001, respectively.

Other Information

	2003	2002	2001

Allowance for doubtful accounts
Balance, beginning of year	$7,503	$8,510	$8,888
Bad debt expenses	9,740	7,368	10,495
Uncollectible accounts written off, net of recoveries	(8,947)	(8,375)	(10,873)

Balance, end of year	$8,296	$7,503	$8,510

10. Earnings per Share

      The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	For the years ended December 31,

	2003	2002	2001

Numerator
Income from continuing operations	$20,696	$61,959	$162,389
Interest paid in shares on convertible debentures	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(2,260)	(16,937)

Income from continuing operations — basic	20,696	59,699	133,827
Effect of conversion of all convertible debentures	—	—	29,269

Income from continuing operations — diluted	$20,696	$59,699	$163,096

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the years ended December 31,

	2003	2002	2001

	#	#	#
Denominator (in thousands)
Weighted average number of Common and Preferred Shares outstanding	101,156	91,006	3,468
Dilutive effect of options	2,264	—	—
Effect of conversion of all convertible debentures	—	—	2,757
Dilutive effect of Units	—	—	1,835

Weighted average number outstanding — diluted	103,420	91,006	8,060

11. Income Taxes

      Income tax expense in 2003 and 2002 of $52.8 million and $32.5 million relates primarily to Romanian taxes and is comprised of $48.7 million and $28.3 million of current income tax and $4.1 million and $4.2 million of deferred income tax, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except for those which relate to MobiFon which originate from differences in functional currency re-measurement. Significant components of the Company’s deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	As at December 31,

	2003	2002

Deferred tax assets
Loss carryforwards — Ceský Mobil	$31,892	$53,460
Loss carryforwards — Corporate	17,825	23,180
Carrying value of liabilities in excess of their tax value	327	3,506
Tax value of assets in excess of their carrying value	66,620	53,390

Total deferred tax assets	116,664	133,536
Valuation allowance	(116,337)	(130,030)

Deferred tax assets	327	3,506
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(8,748)	(7,707)

Net deferred tax liabilities	$(8,421)	$(4,201)

      As at December 31, 2003, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

	Ceský Mobil	Corporate	Total

Losses expiring:
2006	$35,100	$—	$35,100
2007	76,600	—	76,600
2008	4,400	—	4,400
2009	—	37,800	37,800
2010	—	8,400	8,400

	$116,100	$46,200	$162,300

      The tax loss carryforwards above are subject to finalization of the tax returns and the amount of such losses may be adjusted due to the utilization of other temporary differences. In aggregate, there is no impact on total temporary differences.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      In addition, the Company’s tax base of its investments in foreign affiliates exceeds the carrying value of these assets and is available to reduce future income tax on capital gains.

      The components of consolidated income from continuing operations before income taxes and non-controlling interests were as follows:

	2003	2002	2001

Corporate and other	$(23,337)	$31,539	$136,692
Romania	152,084	109,428	75,027
Czech Republic	(25,999)	(73,693)	(95,224)

	$102,748	$67,274	$116,495

      The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:

	For the years ended December 31,

	2003	2002	2001

Tax expense at statutory rate	$39,044	$25,734	$44,268
Tax deductible interest on convertible debentures	—	(1,000)	(10,800)
Differences in effective rate attributable to income taxes of other countries	(17,737)	(8,520)	(4,850)
Non taxable gains (deductible loss) on investments	(7,417)	—	4,082
Differences related to assets and liabilities re-measured from local currency into functional currency and other permanent differences	25,530	13,173	(1,415)
Valuation allowance	13,420	3,115	(31,285)

	$52,840	$32,502	$—

12. Supplementary Cash Flow Information

	For the years ended December 31,

	2003	2002	2001

Changes in operating assets and liabilities
Trade debtors	$(25,368)	$(9,811)	$(12,561)
Inventories	(5,902)	(647)	(1,940)
Prepaid expenses and other assets	4,829	(5,099)	2,879
Trade creditors and accrued liabilities	23,555	(3,289)	(49,655)
Deferred revenues	4,563	6,098	12,223

	$1,677	$(12,748)	$(49,054)

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the years ended December 31,

	2003	2002	2001

Significant non-cash investing and financing activities
Acquisition of property, plant and equipment financed under supply contracts in Ceský Mobil [Note 6]	19,668	27,180	58,505
Acquisition of additional subsidiaries’ shares in exchange for shares of the Company [Note 4]	14,984	—	—
Issuance of shares in connection with interest payments on convertible debentures	—	—	11,625
Issuance of shares, Units and forgiveness of debt in connection with the acquisition of MobiFon’s shares from s [Note 4]	—	—	17,297

Other cash flow information
Interest paid	76,282	75,631	66,132
Income tax paid	42,230	24,431	—

      The above significant non-cash activities exclude the non-cash Recapitalization transactions described in Note 8.

13. Segmented Information

      The Company has two reportable segments: operations in Romania and operations in the Czech Republic. The Company’s reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      Information about the reportable segments, which is reconciled to consolidated operating income (loss), acquisitions and carrying value of property, plant and equipment, licenses and goodwill and total assets, is summarized as follows:

	For the year ended December 31, 2003

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$529,520	$385,388	$—	$914,908
Equipment	28,531	23,646	—	52,177

	558,051	409,034	—	967,085
Cost of services	104,714	163,494	—	268,208
Cost of equipment	53,301	36,053	—	89,354
Selling, general and administrative expenses	118,841	106,143	9,950	234,934
Depreciation and amortization	110,458	94,187	66	204,711

Operating income (loss)	$170,737	$9,157	$(10,016)	$169,878

Acquisitions of property, plant and equipment and licenses including unpaid acquisitions	$107,639	$69,748	$—	$177,387

Property, plant and equipment and licenses as at December 31, 2003	$503,940	$687,621	$136	$1,191,697

Goodwill as at December 31, 2003	$43,142	$14,077	$9,708	$66,927

Total assets as at December 31, 2003	$716,695	$820,646	$130,190	$1,667,531

Operating income (loss) before depreciation and amortization	$281,195	$103,344	$(9,950)	$374,589

	For the year ended December 31, 2002

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$425,567	$227,342	$—	$652,909
Equipment	21,214	20,331	—	41,545

	446,781	247,673	—	694,454
Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	9,707	183,463
Depreciation and amortization	86,919	67,367	162	154,448

Operating income (loss)	$144,627	$(47,172)	$(9,869)	$87,586

Acquisitions of property, plant and equipment and licenses including non-cash items	$100,336	$106,560	$57	$206,953

Property, plant and equipment and licenses as at December 31, 2002	$508,219	$608,215	$459	$1,116,893

Goodwill as at December 31, 2002	$47,523	$5,083	$—	$52,606

Total assets as at December 31, 2002	$660,341	$665,575	$115,712	$1,441,628

Operating income (loss) before depreciation and amortization	$231,546	$20,195	$(9,707)	$242,034

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the year ended December 31, 2001

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$359,868	$125,928	$9,434	$495,230
Equipment	12,475	18,037	483	30,995

	372,343	143,965	9,917	526,225
Cost of services	69,835	97,275	4,129	171,239
Cost of equipment	27,236	22,323	747	50,306
Selling, general and administrative expenses	88,836	65,921	28,356	183,113
Depreciation and amortization	77,791	42,562	1,655	122,008

Operating income (loss)	$108,645	$(84,116)	$(24,970)	$(441)

Acquisitions of property, plant and equipment and licenses including non-cash items	$125,262	$109,211	$172	$234,645

Operating income (loss) before depreciation and amortization	$186,436	$(41,554)	$(23,315)	$121,567

      Corporate and other includes revenues generated in 2001 from the Company’s paging operations in Mexico which was disposed of in 2001.

14. Other Commitments and Contingencies

Commitments under Long-term Operating Leases

      The future minimum lease payments for the next 5 years under operating leases and relate primarily to properties and sites are as follows:

2004	$24,003
2005	18,596
2006	18,165
2007	16,900
2008	14,000

Total	$91,664

      Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $19.6 million, $14.1 and $12.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue bank guarantees in aggregate value of $3.0 million in 2003, to cover the lessor against any proven claims for the Company’s non-performance of its contractual obligations during the building construction period and lease term.

      The Company’s operating subsidiaries have purchase commitments of approximately $22.3 million with network equipment and systems support providers.

      As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $1.7 million has been incurred during 2003 and $3.4 million in 2002.

      Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligation and the associated exit costs will be provided for when such liabilities arise.

Product Warranties

      In 2003, Ceský Mobil began to offer a guarantee on certain handsets sold to its subscribers for a term of one year following the expiry of the suppliers’ one year warranty. The Company’s policy to record an estimated warranty cost at the time the handset is sold is based on prior history. As at December 31, 2003, an amount of $0.3 million was provided for in relation to this warranty.

License Agreements

      The Company’s operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company’s operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory Claims

      In the normal course of business, the Company’s operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

15. Financial Instruments

Fair Value

      The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, trade creditors, accrued liabilities, amounts receivable from and payable to non-controlling interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

      The fair value of the portion of MobiFon’s senior credit facility for which the interest rate has been fixed approximates $100.9 million [$94.8 million in 2002]. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transactions in Romania [See Note 18]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $258.8 million and 9.4% respectively. [See Note 17[f] for the fair value of derivative financial instruments].

      The carrying amounts of short-term loans and other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Interest Rate Risk

      The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Credit Risk

      The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

      MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2003, the net monetary position held in Romanian lei and expressed in U.S. dollars was $10.6. million [$13.3 million as at December 31, 2002].

16. Discontinued Operations

      Discontinued Operations consist of the following:

      ESMR/SMR Operations: On July 27, 2001, a subsidiary of the Company, Dolphin Telecom plc [“Dolphin”] and certain of its subsidiaries initiated legal proceedings to reach compromises with its creditors with the intent to utilize this process to restructure its balance sheet and to propose company voluntary arrangements to creditors. An administration order was made by the court and representatives from the firm Kroll Phillips have been appointed administrators of Dolphin. The financial position and results of operations of Dolphin up to July 27, 2001 have been reported in these financial statements as discontinued operations.

      Brazilian Cellular Operations: On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest. On March 26, 2003, the Company completed the sale of its discontinued Brazilian Cellular operations for gross proceeds of $70 million and settled or terminated all litigation related to such interest. Although all such litigation has now been settled or terminated as part of the sale of the Company’s interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, the Company may be subject to future claims in relation to its past equity participation in Telpart.

      For the year ended December 31, 2003, the loss from discontinued operations amounts to $8.8 million and represents the difference in the net proceeds and the net carrying value of the Company’s Brazilian Cellular Operations. For the year ended December 31, 2002, the loss from discontinued operations amounted to $189.1 million and is related to Brazilian cellular operations. For the year ended December 31, 2001, the loss from discontinued operations amounted to $416.1 million of which $446.8 million and an income of $30.7 million respectively, related to ESMR/SMR operations and Brazilian cellular operations. The ESMR/SMR operations included an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations included a net gain of $95.4 million from the sale on March 31, 2001 of the Company’s 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million. It also included a loss of $15.5 million related to the estimated loss of operations and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation accounts as the Company estimated that such amount would not be recovered from the sale of the Company’s A-Band operations in Brazil. The loss from discontinued operations is presented net of income tax expense of nil in 2003, $0.1 million in 2002 and a recovery of $30.7 million in 2001.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      The revenues and operating income (loss) from discontinued operations are as follows:

	For the years ended December 31,

	2003	2002	2001

ESMR/SMR Operations
Revenues	$—	$—	$45,834
Operating loss	—	—	(425,377)

Brazilian Cellular Operations
Revenues	—	144,653	318,532
Operating income (loss)	$—	$18,828	$(50,304)

17. United States Generally Accepted Accounting Principles

      These financial statements were prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”]. The following material adjustments to the Company’s financial statements would be required to conform with accounting principles generally accepted in the United States [“U.S. GAAP”]:

Reconciliation of Consolidated Income (Loss)

	For the years ended December 31,

	2003	2002	2001

Income from continuing operations under Canadian GAAP	$20,696	$61,959	$162,389
Gain on recapitalization [Note 17 [c]]	—	244,607	—
Accounting for forgiveness of debt [Note 17 [g]]	40,991	41,506	(82,497)
Convertible debentures [Note 17 [d]]	—	(3,329)	(25,709)

Income from continuing operations under U.S. GAAP	61,687	344,743	54,183

Loss from discontinued operations under Canadian GAAP	(8,811)	(189,133)	(416,103)
Discontinued operations — [Note 17 [h]]	—	(41,983)	41,983

Loss from discontinued operations under U.S. GAAP	(8,811)	(231,116)	(374,120)

Net income (loss) under U.S. GAAP	$52,876	$113,627	$(319,937)

Basic earnings (loss) per share:
Income from continuing operations	0.61	3.80	15.60
Discontinued operations	(0.09)	(2.54)	(107.90)

Net earnings (loss)	$0.52	$1.26	$(92.30)

Diluted earnings (loss) per share:
Income from continuing operations	0.60	3.80	10.45
Discontinued operations	(0.09)	(2.54)	(46.41)

Net earnings (loss)	$0.51	$1.26	$(35.96)

Reconciliation of Consolidated Cash Flow Captions

      There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Reconciliation of Consolidated Balance Sheets

	As at December 31,

	2003	2003		2003	2002
	Canadian GAAP	Adjustments		U.S. GAAP	U.S. GAAP

ASSETS
Current assets	$358,617	$733	[f]	$359,350	$154,710

Property plant and equipment	1,102,057	—		1,102,057	1,022,300
Licenses	89,640	—		89,640	94,593
Goodwill	66,927	—		66,927	52,606
Deferred financing costs	28,440	(1,285	) [f]	27,155	18,023
Investments and other assets	21,850	(3,600	) [b]	18,250	93,389

	$1,667,531	$(4,152)		$1,663,379	$1,435,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$283,539	$(1,433)[f]		$282,106	$435,399

Long-term debt	1,059,734	—		1,059,734	777,652
Deferred income tax liabilities	8,691	—		8,691	5,211
Other non-current liabilities	10,204	(3,600)[b]		36,404	46,751
		29,800	[f]
Non-controlling interests	213,590	(22,301)[f]		191,289	168,837

Shareholders’ equity
Share capital	1,081,077	—		1,081,077	1,056,595
Additional paid-in-capital	246,497	(243,958)[c]		81,194	79,572
		78,655	[a]
Warrants	—	—		—	1,314
Deficit	(1,243,564)	243,958	[c]	(1,078,261)	(1,131,137)
		(78,655)[a]
Other comprehensive income:
Cumulative translation adjustment	7,763	—		7,763	4,202
Fair value of derivative instrument	—	(6,618)[f]		(6,618)	(8,775)

Total shareholders’ equity	91,773	(6,618)		85,155	1,771

Total liabilities and shareholders’ equity	$1,667,531	$(4,152)		$1,663,379	$1,435,621

[a] Convertible Shares

      In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in Joint Ventures

      The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net income (loss) and shareholders’ equity.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

[c] Recapitalization Plan

      Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[d] Convertible Debentures and Units

7% Equity Subordinate Debentures

      Under Canadian GAAP, the debt component of the 7% Equity Subordinate Debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company’s prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component are being amortized over the term of the debt.

7.75% Convertible Equity Debentures

      Under Canadian GAAP, the entirety of the 7.75% Convertible Equity Debentures has been classified as equity as the Company has the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs were allocated against equity.

      Under U.S. GAAP, both debentures would be considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense would consist of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise. The impact on net loss for the years ended December 31, 2002 and 2001 and on shareholders’ equity as at December 31, 2002 and 2001 under U.S. GAAP has been determined as follows:

	For the years ended
	December 31,

	2002	2001

Additional interest expense	$(2,902)	$(29,390)
Amortization of additional deferred financing costs	(185)	(1,888)
Foreign currency translation gain (loss)	(242)	5,569

Impact on net loss	(3,329)	(25,709)
Prior years’ impact on net loss	(57,549)	(31,840)
Cumulative interest paid in shares on convertible debenture charged to deficit	23,288	23,288
Cumulative accretion of equity component of convertible debentures charged to deficit	36,933	34,673
Equity component of convertible debentures	—	(405,195)
Net change as a result of recapitalization[c]	657	—

Impact on shareholders’ equity (end of year)	$—	$(404,783)

[e] FAS 130 “Comprehensive Income”

      U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

	For the years ended December 31,

	2003	2002	2001

Net income (loss) under U.S. GAAP	$52,876	$113,627	$(319,937)
Foreign currency translation adjustment	3,561	113,774	43,198
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	(1,318)
Change in fair value of derivative financial instruments [f]	2,157	(2,014)	(5,443)

Comprehensive income (loss) under U.S. GAAP	$58,594	$225,387	$(283,500)

[f] Accounting for Derivative Instruments and Hedging Activities

      Effective January 1, 2001, the Company adopted FAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company’s derivatives, which are described in Note 6, that are designated as hedges at December 31, 2003 are designated as cash flow hedges.

      For the years ended December 31, 2003 and 2002 and 2001, the change in the fair value of the Company’s cash flow hedges totaled $10.3 million, $13.9 million and $30.8 million, of which $4.7 million, $1.9 million and $9.5 million was reflected under Canadian and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company’s assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes and minority interest in 2003, 2002 and 2001 was $2.2 million, $2.0 million and $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001.

[g] Gain on Forgiveness of Debt

      Under Canadian GAAP, the gain on the Senior Notes exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes.

[h] Discontinued Operations

      Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets (“FAS 144”). Under FAS 144, the discontinued operations of Brazilian Cellular Operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian Cellular

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in 2002 under U.S. GAAP.

18. Subsequent Events

Sale of Hexacom

      As announced on December 12, 2003, the Company accepted a binding offer to sell the 27.5% direct interest it holds in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders’ Agreement. In 2004, the Company’s co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer.

Acquisition of Shares in MobiFon and TIW Czech

      On February 10, 2004, the Company entered into a definitive agreement to acquire from a minority shareholder 5.9% of MobiFon previously sold in March 2003 [See Note 4] in exchange for the issuance of 12,971,119 common shares of the Company’s treasury stock. Upon the closing of the transaction, the Company will increase its ultimate equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders’ pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At a minimum, the Company will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of the Company. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech agreed to sell to the Company some of its shares in TIW Czech.

      The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 additional common shares of the Company. The Company would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. These transactions will be accounted for using the purchase method.

      The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing — MobiFon

      On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases [see Notes 5 and 6]. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

Acquisition of Shares in ClearWave

      On March 4, 2004, the Company entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders in consideration for a combination of Common shares and cash. The Class A Subordinate voting shares of ClearWave to be acquired represent a 13.0% equity interest and a 4.6% voting interest in ClearWave. As a result of these transactions, the Company’s direct and indirect equity and voting interest in ClearWave will increase to 99.8% and 99.9% respectively. This transaction is

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

conditional on the closing of an equity offering which includes a secondary and a primary portion, in which the Company raises sufficient funds to satisfy the cash components of the transaction.

      The cash consideration portion of the transaction will be equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the secondary offering and will be paid on that number of Class A subordinate voting shares of ClearWave held by the ClearWave shareholders, or the pro rata share number, equal to approximately 13.77% of the number of shares sold by the selling shareholders under the offering. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave shareholders will be purchased in exchange for the Company’s Common Shares, on the basis of one Class A subordinate voting shares for 1.362 Common Shares, unless the ClearWave shareholders exercise their option to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the equity offering, after deducting a discount of 10%. This transaction would be accounted for using the purchase method.

19. Comparative Figures

      Certain comparative figures were reclassified to conform to the presentation adopted in 2003.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

     Under the Canada Business Corporations Act (the “Act”), except in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant may indemnify a director or officer or a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer or in a similar capacity of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of a civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the Registrant or other entity and provided that the director or officer or other individual acted honestly and in good faith with a view to the best interests of the Registrant or other entity and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. A director or officer is entitled to indemnification from the Registrant as a matter of right for his or her reasonable defense costs, charges and expenses if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done and fulfilled the conditions set forth above. Indemnification may be made in connection with a derivative action only with court approval.

     Section 47 of the By-laws of the Registrant provides in effect for the indemnification by the Registrant of each director and officer of the Registrant to the fullest extent permitted by applicable law.

     The Registrant has purchased insurance for the benefit of all directors and officers of the Registrant and its subsidiaries against liability incurred by them in such capacity.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

Exhibit
Number	DESCRIPTION

3.1	Form of Underwriting Agreement between the Company, BMO Nesbitt Burns Inc., JP Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V.

4.1	Form 20-F of the Company dated May 20, 2003, for the year ended December 31, 2002, excluding item 6 – Short-Term Incentive Compensation; Long-term Incentive Compensation; Special Cash Incentive Compensation; and Compensation Plan Control and Review (Incorporated by reference to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on May 21, 2003).

4.2	Management Proxy Circular dated March 20, 2003, distributed in connection with the annual general meeting of the shareholders of the Company held on May 2, 2003, excluding the sections entitled “Report on Executive Compensation by the Human Resources and Governance Committee,” “Performance Graph” and “Statement of Corporate Governance Practices” (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K, as filed with the Commission on April 8, 2003).

4.3	Audited Comparative Annual Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors’ reports thereon. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K, as filed with the Commission on March 5, 2004).

4.4	Operating and Financial Review and Prospects of the Registrant at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K, as filed with the Commission on March 5, 2004).

4.5	The Share Exchange Agreement, dated October 20, 2003, between the Company and Amaranth L.L.C.*

4.6	The Share Transfer Agreement, dated February 10, 2004, between the Company, EEIF Melville B.V. and MobiFon Holdings B.V.*

4.7	Share Sale and Purchase Agreement, dated February 10, 2004, between the Company, ClearWave N.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V.*

4.8	The Amended and Restated Registration Rights Agreement, dated as of March 17, 2004.

4.9	Share Exchange Agreement, dated as of March 4, 2004 between Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd., Perry Partners L.P., Perry Partners International Inc. and the Company together with an amendment thereto dated March 18, 2004.

4.10	The Amended and Restated Investors Rights Agreement, dated as of March 17, 2004.

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Fasken Martineau DuMoulin LLP.*

5.3	Consent of Pillsbury Winthrop LLP.*

5.4	Consent of Ogilvy Renault.*

6.1	Powers of Attorney.*

*	Previously Filed with the Form F-10 Registration Statement on March 5, 2004.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

     Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant on March 5, 2004 filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, on this 18th day of March, 2004.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: /s/ Bruno Ducharme
Name: Bruno Ducharme Title: President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement on Form F-10 has been signed below on March 18, 2004, by the following persons in the capacities indicated.

SIGNATURE	TITLE

* Charles Sirois	Chairman of the Board and Directors

* Bruno Ducharme	President and Chief Executive Officer (Principal Executive Officer)

* Andre Gauthier	Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Daniel Cyr	Director

* Jacques A. Drouin	Director

* Michael R. Hannon	Director

* C. Kent Jespersen	Director

Jonathan Charles C. Meggs	Director

* Christian Salbaing	Director

*By: /s/ Margriet Zwarts Attorney-in-fact	Director

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Telesystem International Wireless Inc. in the City of Newark, State of Delaware on the 18th day of March, 2004.

Authorized Representative in the United States Puglisi & Associates

By: /s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director

C-2